UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                             ITEC ATTRACTIONS, INC.
                              (Name of the Issuer)

              ITEC ATTRACTIONS, INC., PAUL M. BLUTO & L. ANN BLUTO
                       (Names of Persons Filing Statement)

                         Common Stock, $0.001 par value
                         (Title and Class of Securities)

                                   450328-10-9
                      (CUSIP Number of Class of Securities)

                              James G. Swensen, Jr.
                             SWENSEN & ANDERSEN PLLC
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                 (801) 364-7500
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                  With copy to:
              Paul M. Bluto, Chief Financial and Operating Officer,
                           c/o ITEC Attractions, Inc.,
                      3562 Shepherd of the Hills Expressway
                             Branson, Missouri 65616
                                 (417) 335-3533.

              This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c. [ ] A tender offer.

      d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

CALCULATION OF FILING FEE


Transaction valuation (1): $650,091.69         Amount of filing fee: $130.02

(1) Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 2,407,747 shares of Common Stock will be acquired for cash in an amount equal to $0.27 per share. No securities are being acquired for non-cash consideration.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: $
         Form or Registration No.:
         Filing Parties:
         Date Filed:

Introduction

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) ITEC Attractions, Inc., a Nevada corporation (the "Company"), (2) Paul M. Bluto, and (3) L. Ann Bluto (Paul M. Bluto and L. Ann Bluto are referred to collectively as the "Other Filing Parties"),with the Securities and Exchange Commission (the "Commission") for purposes of effecting the transaction described herein.

        Concurrently with the filing of this Schedule 13E-3, the Company and the Other Filing Parties are filing with the Commission their Preliminary Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), describing a proposed amendment to the Company's Articles of Incorporation to effectuate a 1-for-381,426 reverse stock split of shares of common stock, par value $0.001, of the Company. The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement.

Item 1. Summary Term Sheet.

        The information set forth in the Information Statement under the heading "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

         (a) Name and Address. The name of the Company is ITEC Attractions, Inc. Its principal executive offices are located at 3562 Shepherd of the Hills Expressway, Branson, Missouri 65616, and its telephone number is (417) 335-3533.

         (b) Securities. As of September 30, 2005, there were 7,747,717 shares of the Company's common stock, $0.001 par value, issued and outstanding.

         (c) Trading Market and Price. The information set forth in the Information Statement under the section "Market Prices of Our Common Stock and Dividend Policy" is incorporated herein by reference.

         (d) Dividends. The information set forth in the Information Statement under the section "Market Prices of Our Common Stock and Dividend Policy" is incorporated herein by reference.

         (e) Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. On September 28, 2005, the Company redeemed 210,341 shares of its common stock for cash from Dynatronics Corporation for $0.27 per share. This was a redemption of all of the Company's stock owned by Dynatronics Corporation. The Chairman of Dynatronics Corporation, Mr. Kelvyn H. Cullimore, Jr., is a member of the Company's Board of Directors.

Item 3.  Identity and Background of Filing Persons.

              (a) Name and Address. ITEC Attractions, Inc., the subject company, and Paul M. Bluto and L. Ann Bluto, the Other Filing Parties, are the filing persons. The principal executive offices for ITEC Attractions, Inc. and the business address for Paul M. Bluto and L. Ann Bluto is 3562 Shepherd of the Hills Expressway, Branson, Missouri 65616, and the telephone number is (417) 335-3533.

          The information set forth in the Information Statement under the section "Background Information Concerning Our Directors, Executive Officers and Controlling Stockholders" is incorporated herein by reference.

         (b) Business and Background of Entities. Not applicable.

         (c) Business and Background of Natural Persons. Paul M. Bluto is the Chairman, Chief Executive Officer and Chief Financial Officer of ITEC Attractions, Inc., the subject company. L. Ann Bluto is a Director of ITEC Attractions, Inc. Information responsive to Item 1003(c) of Schedule 13E-3 regarding Mr. Bluto's and Mrs. Bluto's business background is set forth in the Information Statement under the section "Background Information Concerning Our Directors, Executive Officers and Controlling Stockholders" which is incorporated herein by reference. Each of these natural persons is a citizen of the United States. Neither of these natural persons has been convicted in any criminal proceeding in the past five years nor are they the subject of any administrative proceeding in the past five years that resulted in a judgment, decree or final order that involved any injunction or finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

         (a) Material Terms. The information set forth in the Information Statement under the headings "Summary Term Sheet" and "The Reverse Stock Split - Basic Terms" is incorporated herein by reference.

         (c) Different Terms. Not applicable.

         (d) Appraisal Rights. The information set forth in the Information Statement under the section "Effects of the Reverse Stock Split On the Company - Appraisal Rights" is incorporated herein by reference.

         (e) Provisions for Unaffiliated Stockholders. None.

         (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

         (a) Transactions. None.

         (b) Significant Corporate Events. None.

         (c) Negotiations or Contacts. None.

         (e) Agreements Involving the Subject Company's Securities. None.

Item 6. Purpose of the Transaction and Plans or Proposals.

         (b) Use of Securities Acquired. The securities acquired by the Company in the Reverse Stock Split transaction will be retired. The information set forth in the Information Statement under the section "The Reverse Stock Split - Implementation of Reverse Stock Split" is incorporated herein by reference.

         (c) Plans. The Reverse Stock Split transaction provides for the achievement of the steps listed in Item 1006(c)(6),(7), and (8), e.g. the delisting of the Company's common stock from the OTC Bulletin Board, the eligibility of our common stock for termination of registration under Section 12(g)(4) of the 1934 Act, and the suspension of our obligation to file reports under Section 15(d) of the 1934 Act. The information set forth in the Information Statement under the sections "The Reverse Stock Split--Basic Terms" and "Factors Considered by Our Board of Directors in Approving the Reverse Stock Split" are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

         (a) Purposes. The information set forth in the Information Statement under the section "Factors Considered by Our Board of Directors in Approving the Reverse Stock Split" is incorporated herein by reference.

         (b) Alternatives. The information set forth in the Information Statement under the section "Factors Considered by Our Board of Directors in Approving the Reverse Stock Split" is incorporated herein by reference.

         (c) Reasons. The information set forth in the Information Statement under the section "Factors Considered by Our Board of Directors in Approving the Reverse Stock Split" is incorporated herein by reference.

         (d) Effects. The information set forth in the Information Statement under the sections "Effects of the Reverse Split on Our Company," "Certain Material Federal Income Tax Consequences" and "The Reverse Stock Split - Accounting Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

         (a) Fairness. The persons listed herein as "Filing Persons" for purposes of this Schedule 13E-3 reasonably believe that the Rule 13e-3 transaction described herein is fair to security holders of the Company. No director of the Company dissented to or abstained from voting on the Rule 13e-3 transaction described herein. The information set forth in the Information Statement under "Factors Considered by Our Board of Directors in Approving the

Reverse Stock Split," "Factors Favoring the Reverse Stock Split," "Factors Disfavoring the Reverse Stock Split" are incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the sections listed in Item 8(a) above is incorporated herein by reference.

         (c) Approval of Security Holders. The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the section "Factors Disfavoring the Reverse Stock Split" is incorporated herein by reference.

         (d) Unaffiliated Representative. The information set forth in the Information Statement under the section "The Reverse Stock Split - Provision for Stockholders" is incorporated herein by reference.

         (e) Approval of Directors. The information set forth in the Information Statement under the section "The Reverse Stock Split - Approval of the Reverse Stock Split by Our Board of Directors and Stockholders" is incorporated herein by reference.

         (f) Other Offers. The Company received an offer from a third party to contribute $50,000 cash and stock of a public company in exchange for a controlling position in the Company. As part of the transaction, all assets of the Company would be distributed to the Other Filing Persons in redemption of their shares. The offer was rejected because its value, based on the current trading price of the public company shares, was less than the proposal of the Other Filing Persons and after the offeror was unable to satisfy the Company that the offer had any demonstrable support that would make it likely that the offer could provide an appropriate value for the Company's shareholders. Other than the foregoing offer, the Company has not received any offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A.(e.g. an offer to merge the Company with a third party, or to acquire all or substantially all of the Company's assets or securities).

Item 9. Reports, Opinions, Appraisals and Negotiations.

         (a) Report, Opinion or Appraisal. The Company has obtained a valuation report and fairness opinion in connection with the Rule 13e-3 transaction. The information set forth in the Information Statement under the sections "The Reverse Stock Split - Determination by the Board of Directors" and "Factors Disfavoring the Reverse Stock Split" are incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The valuation report and fairness opinion obtained by the Company in connection with the Rule 13e-3 transaction were prepared by Houlihan Valuation Advisors, a national appraisal and valuation firm. Houlihan Valuation Advisors was chosen by the Company based on reputation and industry referrals. There is no pre-existing material relationship between the Reporting Persons or their affiliates and Houlihan Valuation Advisors. The information set forth in the Information Statement under the section "The Reverse Stock Split - Summary of Factors Reviewed to Determine Fractional Share Purchase Price" is incorporated herein by reference.

         (c) Availability of Documents. The valuation report and fairness opinion will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.

         (a) Source of Funds. The information set forth in the Information Statement under the section "The Reverse Stock Split - Source of Funds and Financial Effects of the Reverse Split" is incorporated herein by reference.

         (b) Conditions. The information set forth in the Information Statement under the section "The Reverse Stock Split - Source of Funds and Financial Effects of the Reverse Split" is incorporated herein by reference.

         (c) Expenses. The information set forth in the Information Statement under the sections "The Reverse Stock Split--Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (d) Borrowed Funds. The information set forth in the Information Statement under the section "The Reverse Stock Split--Source of Funds and Financial Effects of the Reverse Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         (a) Security Ownership. The information set forth in the Information Statement under the section "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         (b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the section"The Reverse Stock Split--Approval of the Reverse Stock Split By Our Board of Directors and Stockholders," is incorporated herein by reference.

         (e) Recommendations of Others. The information set forth in the Information Statement under the section "Factors Considered by Our Board of Directors in Approving the Reverse Stock Split" is incorporated herein by reference.

Item 13. Financial Statements.

         (a) Financial Information. The information set forth in the Information Statement under Appendix D - Audited Financial Statements as of December 31, 2004 and 2003 and for each of the years then ended, Unaudited Financial Statements for the interim periods ended June 30, 2005 and 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations, is incorporated herein by reference.

         (b) Pro Forma Information. None.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitation or Recommendations. The information set forth in the Information Statement under the section "The Reverse Stock Split - Approval of the Reverse Stock Split by Out Board of Directors and Stockholders" is incorporated herein by reference.

         (b) Employees and Corporate Assets. The information set forth in the Information Statement under the section "The Reverse Stock Split - Source of Funds and Financial Effects of the Reverse Stock Split" is incorporated herein by reference.

Item 15. Additional Information.

         (b) Other Material Information. Not applicable.

Item 16. Exhibits.

      Exhibit Number/Description

         (a) Preliminary Information Statement filed with the Commission on October 7, 2005 (incorporated herein by reference).

         (b-1) Valuation Report as of June 30, 2005 referred to in response to
Item 1014(d) and Item 1015 of Regulation M-A.

         (b-2) Fairness Opinion as of September 28, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A.

         (c) Not applicable.

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                     ITEC ATTRACTIONS, INC.

         Date: October 7, 2005                       /s/ Paul E. Rasmussen
                                                     Paul E. Rasmussen
                                                     President and Chief
                                                     Operating Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                     PAUL M. BLUTO

         Date: October 7, 2005                       /s/ PAUL M. BLUTO
                                                     Name: Paul M. Bluto

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                     L. ANN BLUTO

         Date: October 7, 2005                       /s/ L. ANN BLUTO
                                                     Name: L. Ann Bluto

EXHIBIT INDEX

         (a) Preliminary Information Statement filed with the Commission on October 7, 2005 (incorporated herein by reference).

         (b) Valuation Report and Fairness Opinion referred to in response to
Item 1014(d) and Item 1015 of Regulation M-A.

         (c) Not applicable.

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

                                   VALUATION

                              ITEC Attractions Inc.

                                      As of
                                  June 30, 2005

















                                   Prepared by

                           HOULIHAN VALUATION ADVISORS
                         675 East 2100 South, Suite 260
                            Salt Lake City, UT 84106
                               Tel: (801) 322-3300

                                September 6, 2005

                                September 6, 2005


Mr. Paul Rasmussen, President
ITEC Attractions, Inc.
3562 Shepherd of the Hills Expressway
Branson, MO 65616

            Re: Valuation Update of ITEC Attractions, Inc.
                ------------------------------------------

Dear Mr. Rasmussen:

Attached is the valuation report for ITEC Attractions, Inc. (hereinafter referred to as "ITEC" or "the Company"), that Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair value of the common stock of the Company as of June 30, 2005 for the purpose of exploring the feasibility of repurchasing outstanding minority interests in the Company.

The report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice and the Business Valuation Standards I through VIII set forth by the American Society of Appraisers.

Fair value is a legally created standard of value that applies to certain specific transactions. In most states, fair value is the statutory standard of value applicable in cases of dissenting stockholders' appraisal rights. In these states, if a corporation merges, sells out, or takes certain other major actions, and the owner of a minority interest believes he is being forced to receive less than adequate consideration for the stock, he has the right to have his shares appraised and to receive fair value in cash. In states that have adopted the Uniform Business Corporation Act, the definition of fair value follows:

         "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate actions to which the dissenter o bjects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would inequitable.

Even in states that have adopted this definition, there is no clearly recognized consensus about the interpretation of fair value in this context, but published precedents established in various state courts certainly have not equated it to fair market value.

Since the Company is a Nevada corporation, a Nevada precedent must be applied. In Steiner Corp v. Benninghoff, the U.S. District Court of Nevada ruled did not allow a minority discount but did allow a discount for lack of marketability. This standard has been applied to ITEC. We began with marketable control on a fair market value basis, applied a slight marketability discount and arrived at "fair value".

The business valuation study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The asset value, transaction value, market value, and income value methods of valuation were applied in arriving at an estimate of the fair value of the common stock of ITEC. As the report indicates, the analysis concluded that the Company's liquidation value based on the real estate appraisal provided is greater than the estimate of value derived from the transaction value, market value, and income value methods on a going concern basis. Therefore, it was the sole determinant of value.

In preparing the report, we have used information  provided by the Company.  The
Company has represented that the information is reasonably complete and accurate. We did not make independent examinations of information prepared by Company management, which was relied upon, and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information that would be helpful in this study.

This report has been prepared for the specific purpose of establishing the fair value of the common stock of ITEC as of June 30, 2005 to explore the feasibility of repurchasing outstanding minority interests in the Company. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA.

Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Reasonable people can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

Our study has concluded that a reasonable estimate of the fair value of the common stock of ITEC as of March 31, 2004 is $1.9 million or $0.243 per share based on 7,958,058 common shares of the Company's common stock issued and outstanding, as of that date.

Neither HVA nor its principals have any present or intended interest in ITEC. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure determined.


HOULIHAN VALUATION ADVISORS



By:      ______________________________
         Ricardo Miranda
         PRINCIPAL

----------------------------------------------------------------------------
Table of Contents



TABLE OF CONTENTS..........................................................1

PREFACE....................................................................4

BASIC PRINCIPLES OF VALUATION..............................................5

INTRODUCTION...............................................................7

PURPOSE....................................................................7
SCOPE......................................................................7
METHODOLOGY................................................................7

COMPANY BACKGROUND.........................................................8

OVERVIEW...................................................................8
OPERATIONS.................................................................8
   Ozarks Discovery IMAX Theater...........................................9
   Elite Cinema Three.....................................................10
   McFarlain's Family Restaurant..........................................10
   The IMAX Food Court....................................................10
   Little Opry Theater....................................................10
   Company Owned Retail Operations........................................11
   Leased Space...........................................................11
   Montana Mike's Restaurant..............................................11
CUSTOMERS.................................................................12
MARKETING.................................................................12
STAFFING..................................................................12
COMPETITION...............................................................12
STRENGTHS AND WEAKNESSES OF ITEC..........................................13
DIRECTORS & OFFICERS......................................................14
OWNERSHIP.................................................................16
LEGAL ISSUES..............................................................18

ECONOMIC OVERVIEW AND OUTLOOK.............................................19

THE NATIONAL ECONOMY......................................................19
ECONOMIC GROWTH...........................................................20
INFLATION.................................................................21
INTEREST RATES............................................................21
CORPORATE PROFITS.........................................................21
THE STOCK MARKET..........................................................22
BRANSON ECONOMY...........................................................24
SUMMARY & CONCLUSION......................................................26

INDUSTRY OVERVIEW - MOTION PICTURE THEATERS...............................28

OVERVIEW..................................................................28
   The film industry......................................................28
INDUSTRY TRENDS...........................................................30
   Movies.................................................................30
   Size and entry barriers................................................31
   Theatrical revenue sharing.............................................31
   Stage in business cycle................................................32


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ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 1

INDUSTRY OVERVIEW - RESTAURANTS...........................................33

CURRENT ENVIRONMENT.......................................................33
INDUSTRY STRUCTURE........................................................35
   Fast food..............................................................35
   Full service...........................................................37
INDUSTRY TRENDS...........................................................38
   Eating Out.............................................................38
   Large restaurant chains gaining share..................................39
   Casual dining chains target new markets................................40
   Multi-brand companies proliferate......................................41
   Price discounts........................................................41
   Home meal replacement..................................................42
   Health focuses.........................................................43
OUTLOOK...................................................................43
CONCLUSION................................................................44

FINANCIAL REVIEW..........................................................46

CROSS SECTIONAL ANALYSIS..................................................49

ESTIMATES OF VALUE........................................................51

OVERVIEW..................................................................51
NATURE OF THE SECURITY....................................................51
NORMALIZATION OF EARNINGS.................................................52
BOOK VALUE................................................................53
LIQUIDATION VALUE.........................................................53
TRANSACTION VALUE.........................................................55
MARKET VALUE - GUIDELINE COMPANY METHOD...................................56
MARKET VALUE - COMPARABLE COMPANY TRANSACTION METHOD......................58
INCOME VALUE..............................................................59

SUMMARY AND CONCLUSION....................................................62

GOING CONCERN ANALYSIS....................................................63
LIQUIDATION ANALYSIS......................................................63
CONCLUSION................................................................63

EXHIBITS

EXHIBIT #1..........................................HISTORICAL INCOME STATEMENTS
EXHIBIT #2..............................INCOME STATEMENT ITEMS AS A % OF REVENUE
EXHIBIT #3....................................INCOME STATEMENT ITEM GROWTH RATES
EXHIBIT #4....HISTORICAL INCOME STATEMENTS 6 MONTHS ENDED JUNE 30, 2004 AND 2005
EXHIBIT #5...........TRAILING TWELVE-MONTH INCOME STATEMENT AS OF JUNE 30, 2005
EXHIBIT #6.............................................HISTORICAL BALANCE SHEETS
EXHIBIT #7..................................BALANCE SHEET ITEMS AS A % OF ASSETS
EXHIBIT #8..........................HISTORICAL BALANCE SHEET AS OF JUNE 30, 2005
EXHIBIT #9......................................HISTORICAL CASH FLOW STATEMENTS
EXHIBIT #10.........SELECTED STATISTICS FOR ITEC, MOVIE THEATERS  & RESTAURANTS
EXHIBIT #11............................................SELECTED FINANCIAL RATIOS
EXHIBIT #12...................................HYPOTHETICAL LIQUIDATION SCHEDULE
EXHIBIT #13.................................REAL ESTATE LIQUIDATION CALCULATIONS
EXHIBIT #14....TRADING HISTORY OF ITEC STOCK FROM APRIL 1, 2005 TO JUNE 30, 2005
EXHIBIT #15...................................INDUSTRY SAMPLE GROUP DESCRIPTIONS
EXHIBIT #16......................INDUSTRY SAMPLE GROUP MARKET AND FINANCIAL DATA


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ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 2

EXHIBIT #17.....................MARKET VALUE RATIOS OF THE INDUSTRY SAMPLE GROUP
EXHIBIT #18..............................COMPARABLE COMPANY TRANSACTION ANALYSIS
EXHIBIT #19...............MARKET VALUE RATIOS OF COMPARABLE COMPANY TRANSACTIONS
EXHIBIT #20..................................COMPUTATION OF EQUITY DISCOUNT RATE

APPENDICES

APPENDIX A.........................................................CERTIFICATION
APPENDIX B......................................STATEMENT OF LIMITING CONDITIONS
APPENDIX C.................................................REVENUE RULING #59-60
APPENDIX D..............................................PROFESSIONAL CREDENTIALS




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ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 3

--------------------------------------------------------------------------------
Preface


         This valuation study was conducted by Houlihan Valuation Advisors ("HVA") at the request of ITEC Attractions, Inc. (hereinafter "the Company" or "ITEC") to provide an estimate of the fair value of the common stock of the Company as of June 30, 2005, for the purpose of exploring the feasibility of repurchasing outstanding minority interests in the Company.

         This valuation report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice as well as Business Valuation Standards set forth by the American Society of Appraisers.

         In preparing this report, information provided by the Company was used. Management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. HVA is not in a position to certify the accuracy of basic data provided by management, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.




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ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 4

--------------------------------------------------------------------------------
Basic Principles of Valuation


         The principles that have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between ITEC's operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

         Fair value is a legally created standard of value that applies to certain specific transactions. In most states, fair value is the statutory standard of value applicable in cases of dissenting stockholders' appraisal rights. In these states, if a corporation merges, sells out, or takes certain other major actions, and the owner of a minority interest believes he is being forced to receive less than adequate consideration for the stock, he has the right to have his shares appraised and to receive fair value in cash. In states that have adopted the Uniform Business Corporation Act, the definition of fair value follows:

              "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate actions to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would inequitable.

         Even in states that have adopted this definition, there is no clearly recognized consensus about the interpretation of fair value in this context, but published precedents established in various state courts certainly have not equated it to fair market value.

         Since the Company is a Nevada corporation, a Nevada precedent must be applied. In Steiner Corp v. Benninghoff, the U.S. District Court of Nevada ruling did not allow a minority discount but did allow a discount for lack of marketability. We have applied this standard to ITEC.

         The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are often only incidentally related. The value of securities that are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:

         o    General economic conditions;


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 5

         o Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

         o    Public   attitude  and  investor   sentiment   toward   particular
              industries and companies.

         Fair market value of securities that enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. In the case of ITEC, although it is traded on the "Over-the-Counter" market, it is very thinly traded and does not have the trading characteristics of liquidity, market support by numerous market makers, or a research following that is typical of publicly traded companies.

         Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances, which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

         The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for ITEC change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.



--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 6

--------------------------------------------------------------------------------
Introduction



--------------------------------------------------------------------------------
      Purpose

         The purpose of this report is to determine the fair value of the common stock of ITEC as of June 30, 2005 for the purpose of exploring the feasibility of repurchasing outstanding minority interests in the Company.


--------------------------------------------------------------------------------
      Scope

         Both internal and external factors that influence the value of ITEC have been analyzed and interpreted. Internal factors include the firm's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

         In preparing the report, a trip to visit ITEC's operations in Branson, Missouri was undertaken in June of 2004. In addition to meeting with management, the IMAX film was watched, shops were visited, meals were eaten at McFarlain's Restaurant and the Food Court, the Chamber of Commerce was visited, and the town was toured.


-------------------------------------------------------------------------------
      Methodology

         The report first looks at the background and operating characteristics of ITEC. It next provides overviews of the national economy and the entertainment and restaurant industries, each important as a description of the environment in which the Company operates.

         A financial analysis of the Company, as well as a comparative analysis of the performance of the Company with that of the industry, follows. Next, the report determines explicit values for the Company via the application of alternative valuation techniques. Four valuation methods are analyzed: book value (including liquidation value), transaction value, market value (derived from market value ratios of guideline company and ratios of comparable company transactions), and income value (based on the present value of future benefits). After considering the assumptions and relative justification of each valuation method, the results are synthesized into a fair market value estimate of the Company's common stock.


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ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 7

--------------------------------------------------------------------------------
Company Background



--------------------------------------------------------------------------------
      Overview

         International Tourist Entertainment Corporation was formed in the U.S. Virgin Islands on June 3, 1986. At a shareholders' meeting held October 16, 1999, the shareholders of International Tourist Entertainment Corporation, approved the merger of International Tourist Entertainment Corporation with and into ITEC Attractions, Inc., a Nevada corporation, which was incorporated September 3, 1999. The sole purpose of the merger was to change the domicile from the U.S. Virgin Islands to Nevada.

         The Company owns and operates a major, giant screen entertainment facility in Branson, Missouri, known as the IMAX Entertainment Complex. The Branson facility was constructed by the Company and commenced operations on October 8, 1993. The IMAX Entertainment Complex consists of the Ozarks Discovery IMAX Theater, a giant screen motion picture theater, the Elite Cinema III Theaters consisting of three 35mm motion picture theaters, which were opened in August 2001, the Remember When Theater, which was renamed The Little Opry Theater, which features live performances, McFarlain's, a full service restaurant, the IMAX Food Court which operates franchises for Quizno's Subs, Breadeaux Pizza, and Baskin Robbins. The Company also operates several retail shops, various food concessions and related amenities.

         The  Company  produced  and owns an IMAX theme film  entitled  "Ozarks:
         Legacy and Legend." The theme film premiered on April 28, 1995 and is currently exhibited only at the Ozarks Discovery IMAX Theater. The Company also rents giant screen films and 35mm feature films from third parties for exhibition at its Branson facility. Revenues of the Company are generated from five general sources: (1) ticket sales for admission to the IMAX Theater and for Elite Cinema III Theater; (2) operation of restaurant facilities and food court facilities; (3) operation of retail shops; (4) ticket sales for admission to the Little Opry Theater; and (5) lease of retail space.



--------------------------------------------------------------------------------
      Operations

         The Branson facility is known as the IMAX Entertainment Complex. The Complex features a 532 seat IMAX giant screen theater with a screen that is approximately 6 stories (62 feet) tall and 83 feet wide. This theater is known as the "Ozarks Discovery IMAX Theater." Other features of the Complex which are operated by the Company are:


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ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 8

         - The Elite Cinema III Theater, a state of the art three theater complex that shows Hollywood type movies;
         - The Little Opry Theater, (which was formerly the Remember When Theater), a 210 seat live performance theater. Currently, the theater features a musical comedy and several country western and blue grass musical groups;
         - McFarlain's Family Restaurant, one of Branson's most popular eating establishments. The Restaurant seats 630 people and features regional food specialties as well as home baked pies and other desserts;
         - The IMAX Food Court which operates franchises for Quizno's Sub Sandwiches, Breadeaux Pizza, and Baskin Robbins Ice Cream;
         - Legacy & Legends Gift Shop offers products, which tie to the large format films being presented in the theater and reflect the lifestyle of the Ozarks and a large line of other gift shop items;
         - Fabulous Finds Gift Shop offers a unique blend of fine and fashion custom jewelry items with selections for both the young and young at heart; and
         - ShadowBox Gift Shop offers a wide range of collectibles and other quality gift shop items.

         The Complex also houses some 12 other tourist related retail shops and kiosks, consisting of approximately 10,000 square feet, which are leased to and operated by third parties.

         Ozarks Discovery IMAX Theater

         The Company's giant screen theater was designed initially to take advantage of only large format film and projection format. The large format film is ten times larger than the 35mm film used in the typical movie theater. This specially designed giant screen theater is configured with amphitheater style seating and uses a special projection and sound system. The projected image fills the screen that is 62 feet high and 83 feet wide. The result is that large format films can be displayed with great clarity at much larger than usual viewing size, bringing the viewer "into" the film action on the screen. The visual image is complemented with a digital, 22,000-watt, 44 speaker surround sound system, which management believes is one of the best theater sound systems in the world.

         The Company is leasing the giant screen projection system, sound system and projection screen from IMAX Corporation. The Company's exclusive film, "Ozarks: Legacy & Legend," which is exhibited three to five times per day, was produced by the Company in the large format. The Company typically exhibits two to four other large format films in its regular daily schedule, in addition to the "Ozarks: Legacy & Legend" film.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                      Page 9

         In December of 1997, the Company installed a 35mm projection system with special lenses that allow the image of regular feature films to be projected in such a way as to fill approximately 90% of the six story tall screen. The projection system is tied into the powerful IMAX sound system. This combination of the largest possible visual image and perhaps the nation's most sophisticated and effective theater sound system make viewing a feature 35mm film a memorable experience.

         The reception of this unique 35mm projection system has been outstanding from both the local citizens and tourists. 35mm feature films are typically longer than large format films and as a result, concession sales have increased dramatically during the showing of 35mm movies.

         Elite Cinema Three

         As a result of the experience the Company has had with exhibiting 35-mm movies in the IMAX Theater, the Company constructed and on August 14th, 2001, opened a three theater 35-mm complex adjacent to the IMAX Complex. The seating capacity of the three theaters is 181, 170 and 132 people. The theater that has 181 seats has a stage, so that the theater can be used for live shows. All three theaters have stadium seating and state of the art sound and projection systems.

         McFarlain's Family Restaurant

         The Company acquired the restaurant operation in May 1995 and has increased the total seating to 630 to take advantage of the popularity of the restaurant. The key factors in the success of McFarlain's are quality food and extra special service. Unique specialties like fried green tomatoes and french fried sweet potatoes are provided to entice customers. McFarlain's can accommodate up to 15 motor coach groups per hour. While tour groups are important, they represent only 33% of the restaurant's business. In 2004, the restaurant served over 365,000 people.

         The IMAX Food Court

         The Company acquired The Back Porch Deli operation from an existing tenant in January 1997. Because of continuing operating losses at The Back Porch Deli, the Company converted The Back Porch to a food court called The IMAX Food Court. This conversion was completed in May of 2000. The Company owns and operates The IMAX Food Court where it operates franchises for Quiznos Subs, Baskin Robbins and Breadeaux Pizza.

         Little Opry Theater

         To better utilize space and broaden the entertainment offerings of the Complex, in 1998 the Company completed the construction of a 210 seat, intimate live performance theater in an area of the facility, which had

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 10
         been an unused holding area for the IMAX Theater. Originally the name of the theater was The Remember When Theater. In January of 2003, the name of this theater was changed to the Little Opry Theater.

         The theater currently features the play Smoke on the Mountain, a bluegrass musical group, Goldwing Express, a country western act called Hank Williams Revisited, and a country western group called Keepin' It Country. The cast of Smoke on the Mountain takes the audience back to a simpler time, 1938, when the singing Sanders family visit the Mount Pleasant Church for the first ever Saturday night sing. Goldwing Express is a national touring bluegrass band. This band combines a Branson style comedy act with the acoustics of a five-string banjo, mandolin, guitar, bow and fiddle, and an upright bass. The Hank Williams Revisited show performs the unforgettable songs written by country music's first star. Keepin' It Country brings the country music sounds of Nashville's Grand Ole Opry to the Little Opry Theater.

         Company Owned Retail Operations

         The Legacy & Legends Gift Shop is a full-fledged specialty gift shop. Based on the success of the Legacy & Legends Gift Shop the Board of Directors approved a resolution to expand the retail operations of the Company whenever the opportunity presents itself. In October of 2000 the Company purchased Fabulous Finds, a jewelry kiosk located in the complex. In January of 2001 the Company purchased Shadow Box Gifts. Shadow Box is a gift shop located in the complex specializing in the sale of collectibles and other gift shop items.

         Leased Space

         Since the inception of the Complex in 1993, retail sales have been a very important factor in creating a total experience for visitors. In addition to the three shops operated by the Company, there are now 12 retail shops and kiosks in the Complex that are leased to third parties. The Complex boasts the most atmospheric, comfortable and unique indoor shopping experience in Branson and is able to demand some of the highest rents for retail space in Branson.

         Montana Mike's Restaurant

         The Company leased the property of a restaurant known as the Country Kitchen located on Highway 76, which is a well-traveled road approximately two miles away from the IMAX complex. Concurrently, the Company expects to sign a franchise agreement with Sirloin Steak LLC to operate a Montana Mike's restaurant location that is a steakhouse (family dining) with a wide variety of reasonably priced menu offerings. It has a capacity of 235 people and is expected to open sometime in mid-October, 2005.

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 11


--------------------------------------------------------------------------------
      Customers

         The Company is reliant upon the large number of tourists that visit Branson throughout the year. According to the Branson Chamber of Commerce, Branson received an estimated 7.2 million visitors in 2003 that spent $1.4 billion. This makes tourism the chief industry in the Branson area (see the "economic overview" section for further discussion).

         ITEC's Branson IMAX Entertainment Complex positions itself as a unique comprehensive tourist experience encompassing movies (IMAX productions and major studio releases), casual dining (McFarlain's Family Restaurant and food court), live shows, and souvenir and other shopping.

         Historically, walk-in business has accounted for approximately two-thirds of the Company's revenues while group business has accounted for the other third. Management expects the mix to change somewhat as relatively fewer people are traveling by motor coach tours, which have accounted for the vast majority of group tourists.


--------------------------------------------------------------------------------
      Marketing

         ITEC markets its venues through local television and radio advertising, and printed material (fliers, brochures and inserts) that describe each attraction and roadside billboards. The printed materials are ubiquitous in Branson. The Company has relationships with the area hotels and its materials are found in most hotel and restaurant lobbies.

         Timeshare sales are prevalent in Branson and one of the developers that leases space from ITEC for its sales efforts offers ITEC attraction tickets as enticements to tour their properties.


--------------------------------------------------------------------------------
      Staffing

         At June 30, 2005, the Company had approximately 160 employees and all of them work at the IMAX Entertainment Complex in Branson, Missouri.



--------------------------------------------------------------------------------
      Competition

         The Company operates a single facility in Branson, Missouri providing entertainment, food, and shopping for tourists. The Company competes


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 12
         with other entertainment attractions, restaurants, and retail shops in the Branson area. The Company is also impacted by the competitive draw of Branson in relation to other locations across the country.

         Branson has many live performance theaters with presentations ranging from music to comedy to drama. These theaters generally operate from May through mid-December, although more of these theaters are now offering a limited performance schedule in March and April. On average, a theater offers two performances each day, for six days a week, during the peak season, but may offer only one performance per day or reduce the number of days per week during slower months. Seasonality causes a definite business cycle within each year for the Company's Branson facility.

         The major attraction in Branson is Silver Dollar City, an amusement park with an 1890's theme, which attracts almost 2 million visitors each year. Several other attractions exist in Branson, including water parks, family amusements, and activities related to the lake in the region. The Company has entered into cross promotion arrangements with Silver Dollar City and with several of the major entertainers and timeshare developers in Branson. The IMAX Entertainment Complex has become established as one of the major attractions in Branson and approximately 1,000,000 people visited the facility in 2004.

         Competition for the tourist dollar has become fierce as the number of attractions, restaurants, and hotels have increased dramatically. There are more than 56,228 theatre seats, more than 200 lodging facilities with 20,000 hotel rooms, and approximately 450 restaurants in Branson. In 2004, Branson celebrated a milestone, having more than 100 live shows being offered. These figures illustrate the competitive nature of the Branson market.



--------------------------------------------------------------------------------
      Strengths and Weaknesses of ITEC

         ITEC's strength is its unique offering of movies, dining, shopping and live shows under one roof. It also has a good, central location for tourism. Its attractions, products and services are reasonably priced and offer value conscious tourist options in a comfortable setting.

         ITEC's weakness is not something that is Company specific, rather it is a general concern for all tourist locations in Branson these days. While tourist visits have grown dramatically from 1985 to 2000, they have been virtually flat for the last four years, while the general competition for the tourist dollar has increased more than proportionately and annual tourist visits appear to have stabilized at approximately 7.2 million.

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 13

--------------------------------------------------------------------------------
      Directors & Officers

         The directors and executive officers of the Company are:

---------------------------- ------ --------------------------------------------
Name                         Age    Position in Company

---------------------------- ------ --------------------------------------------
Paul M. Bluto                76     Chairman of the Board of  Directors,  Chief
                                    Executive Officer and Chief Financial
                                    Officer
---------------------------- ------ --------------------------------------------
Lourette Ann Bluto           72     Director
---------------------------- ------ --------------------------------------------
Thomas J. Carlson            52     Director
---------------------------- ------ --------------------------------------------
Kelvyn H. Cullimore, Jr.     48     Director
---------------------------- ------ --------------------------------------------
Francis E. McLaughlin        63     Director
---------------------------- ------ --------------------------------------------
Kumar V. Patel               59     Director
---------------------------- ------ --------------------------------------------
Paul Rasmussen               63     President and Chief Operating Officer
 ---------------------------- ------ -------------------------------------------
Randy S. Brashers            36     Vice President of Operations
---------------------------- ------ --------------------------------------------
Robert J. Cardon             41     Secretary/Treasurer
---------------------------- ------ --------------------------------------------
Cynthia Carson               45     Vice President of Theater Operations
---------------------------- ------ --------------------------------------------
Jill Knox                    36     Vice President of Marketing and Advertising
---------------------------- ------ --------------------------------------------
Debby Black                  37     Vice President of McFarlain's Restaurant
---------------------------- ------ --------------------------------------------

         Lourette Ann Bluto is the wife of Paul M. Bluto. There are no other family relationships among any of the above-named persons.

         All directors of the Company are elected to hold office until they resign and/or are terminated, and until their successors have been duly elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are chosen and qualify, or until their death, or until they resign or have been removed from office. All staff personnel employed by the Company devote full time to the business of the Company as salaried employees, with the exception of Robert J. Cardon and Paul M. Bluto. Mr. Paul M. Bluto devotes approximately 80% of his time to his duties for the Company. In addition he provides consulting services to GS & W, a Company owned by Lourette Ann Bluto. Robert Cardon is an employee of Dynatronics Corporation and provides services to the Company on an as-needed basis. Mr. Cardon devotes approximately 5% of his time to his duties for the Company. Dynatronics Corporation is a public company, which manufactures devices for the physical medicine market.

         Paul M. Bluto has been a Director of the Company since April 1995. He became Chairman of the Board and Chief Financial Officer in February 1997 and on March 1, 1999 became Chief Executive Officer. Since 1990, Mr. Bluto has provided consulting services to GS & W. From 1966 to 1990, Mr. Bluto was employed with the United Automobile, Aerospace, Agriculture Implement Workers of America (U.A.W.), most recently as a Senior Vice President of Operations and Human Resources.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 14

         Lourette Ann Bluto was elected a Director of the Company on October 3, 1997. She is President and sole owner of GS&W Services, Inc., a full service printing and mailing corporation. Mrs. Bluto founded GS&W Services in 1969, and currently has 31 employees. GS&W Services is located in Walnut, California. Mrs. Bluto is active in community and civic affairs, having served as Vice-President of Edison Elementary
         School P.T.A., President of the Walnut/Diamond Bar Soroptimist Club, Board member of the Santa Ana YWCA Hotel for Women. She has presided as President of the California Chapter of M.A.S.A., and has served on the Board of Directors of several businesses, including Local 509 Federal Credit Union.

         Thomas J. Carlson became a Director in June 1997. Mr. Carlson has been in a private law practice for over 14 years in Springfield, Missouri. From 1987 to 1993, and 2001 to the present, he has served as Mayor of Springfield. He serves on various community service boards of directors. Mr. Carlson received a JD degree from the University of Missouri at Kansas City in 1979 and a BA degree in Journalism from George Washington University in 1975.

         Kelvyn H. Cullimore, Jr. has been a Director of the Company since its incorporation in 1986. He graduated from Brigham Young University with a degree in Financial and Estate Planning in 1980. Since graduation, Mr. Cullimore, Jr. has served on the board of directors of several businesses, including Dynatronics Corporation, Dynatronics Marketing Company, ACI and a privately owned wholesale travel agency. In addition, he has served as secretary/treasurer of each of the foregoing companies. Mr. Cullimore, Jr. also served as Executive Vice President and Chief Operating Officer of ACI and he currently serves as President and a Director of Dynatronics Corporation, a publicly-held company whose securities are registered under the Securities Exchange Act of 1934, as amended.

         Francis E. McLaughlin has been a Director of the Company since 1988. He is the founder and principal owner of the McLaughlin Companies, which includes the largest real estate firm in the U.S. Virgin Islands, as well as a real estate appraisal company, and property management companies. He has been involved in the development of several residential and commercial real estate projects there. An original investor in the First Virgin Islands Federal Savings Bank, he currently serves as chairman of the board of the institution. Over the years, Mr. McLaughlin has held leadership positions in civic, community and professional organizations.

         Kumar V. Patel was elected a director of the Company in April 1995. Since 1976, Mr. Patel has been self-employed in real estate investment


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 15
         and management in Southern California. He received a B.A. in Honors Economics and Accounting from the University of Newcastle-Upon-Tyne, Great Britain. He is a licensed Real Estate Broker and a licensed General Contractor in California. He is also President of Great Designs Realty and Development Inc., a family business offering service in foreclosure, property management and construction.

         Paul Rasmussen was elected President and Chief Operating Officer effective March 1, 1999. Prior to being named President, he had served as the Company's Controller. Mr. Rasmussen has held a number of financial and operation positions in the airline industry prior to joining ITEC. Mr. Rasmussen received a Bachelor of Science degree in accounting from the University of Montana in 1972.

         Randy S. Brashers was elected Vice President of Operations for the Company in June of 1997. Mr. Brashers is a life-long resident of the Ozarks. He grew up in the retail and wholesale broker business and graduated with a B.S. degree from Southwest Missouri State University. He was employed by the Kimberling City Chamber of Commerce prior to joining ITEC in December of 1993. He has served as floor manager, assistant operations manager and operations manager prior to his current position.

         Robert J. Cardon was appointed Corporate Secretary of the Company in February 1992 and became Treasurer of the Company in February 1997. Mr. Cardon is Corporate Secretary and is a full time employee of Dynatronics Corporation. From 1987 to 1988, Mr. Cardon was employed as a registered representative of an investment-banking firm. He received his B.A. in 1987 and his M.B.A. in 1990, both from Brigham Young University.

         Cynthia Carson was elected Vice President of Theater Operations for the Company in February of 2005. Ms. Carson has been employed at the Company since April of 2001 as the General Manager of Theater Operations. She has been a resident of the Ozarks for 13 years and has previously held positions with Branson Vacation Tours and Comrade Entertainment.

         Jill Knox was elected Vice President of Advertising, Marketing and Group Sales in February of 2005. Ms. Knox moved from Illinois to become the Director of Marketing and Group Sales for the Company in July of 2000. She was employed by the Peoria Convention and Visitor's Bureau prior to joining ITEC. Ms. Knox received her B.A. in Marketing in 1991 from Illinois Central College.

         Debby Black was elected Vice President of McFarlain's Restaurant in June of 2001. Ms. Black has been employed by McFarlain's Restaurant since September 1995. She has held a number of positions at McFarlain's.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 16

--------------------------------------------------------------------------------
      Ownership

         The following table presents the Common Stock of ITEC beneficially owned:


         Name of                            Amount and Nature         Percent
         Beneficial Owner (1)             of Beneficial Ownership   of Class (2)


         Paul M. Bluto (3)                       5,339,970               67.1%
         Lourette Ann Bluto (3)                  5,339,970               67.1%
         Kelvyn H. Cullimore, Jr. (4)              210,341                2.64%
         Francis E. McLaughlin (5)                 100,597                1.26%
         Kumar V. Patel (6)                        100,000                1.26%
         Thomas J. Carlson (7)                      66,667                0.84%
         Randy S. Brashers                          70,543                0.89%
                                              ------------              ------


         All Directors and Officers
         of the Company as a Group               6,276,855               78.87%
         (7 persons) (8)

         (1) The address of each person named in the table is ITEC Attractions, Inc., 3562 Shepherd of the Hills Expressway, Branson, Mo 65616.

         (2) These calculations are based upon a total of 7,958,058 shares outstanding as of March 25, 2005. In addition, for each person or group the number of shares owned and the calculation of the percentage ownership includes the number of shares that person or group has the right to acquire.

         (3) Mr. Paul Bluto and Mrs. Lourette Ann Bluto jointly own 11,013 shares as a result of their pre-bankruptcy holdings. Mr. Bluto acquired 4,433,490 restricted shares pursuant to the Company's Plan of Reorganization. Mr. Bluto acquired 539,573 restricted shares in a private placement by the Company. Mrs. Bluto owns directly 6,257 shares. In addition, Mr. Bluto's individual retirement account holds 383,333 restricted shares acquired in a private placement by the Company and Mrs. Bluto is deemed to be the beneficial owner of the shares. All shares owned directly or beneficially by either Mr. Bluto or Mrs. Bluto are deemed to be beneficially owned by the other.

         (4) Mr. Cullimore, Jr. may be deemed to be a control person of Dynatronics Corporation, which owns 210,341 shares, which are included in Mr. Cullimore, Jr.'s holdings.

         (5)  Mr. McLaughlin is the direct and beneficial owner of these shares.

         (6)  Mr. Patel is the direct and beneficial owner of these shares.

         (7)  Mr. Carlson is the direct and beneficial owner of these shares.

         (8) The calculation of beneficially owned shares of all executive officers and directors as a group eliminates the duplicate entries of shares owned by both Paul and Lourette Ann Bluto.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 17

--------------------------------------------------------------------------------
      Legal Issues

         As of the valuation date, there were no materials pending legal proceedings to which the Company is a party or of which any of its property is the subject.





--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 18

--------------------------------------------------------------------------------
Economic Overview and Outlook



--------------------------------------------------------------------------------

      The National Economy

         The pace of economic growth has moderated somewhat this year. Recent reports show that certain key areas of the U.S. economy, notably manufacturing and nonresidential construction, have exhibited modestly less strength in 2005 than earlier in the business up cycle. In fact, even the non-manufacturing (or service) sector showed more subdued gains in April than heretofore, although solid increases were still registered. Two areas that have strengthened recently are the job market, where payrolls surged by 274,000 in April, and the retail sector, where growth picked up nicely last month. These gains followed a lackluster showing earlier in the year.

         In general, the more moderate level of business activity seems to be an outgrowth of the significant rise in oil prices in the past two years and the less accommodative monetary stance on the part of the Federal Reserve. The sharply higher prices for oil, the rise in interest rates, and the absence of further tax relief measures, in fact, probably will keep a moderate rate of gross domestic product growth in place over the next 12 to 18 months. Value Line notes that this restrained rate of growth assumes that oil prices will stabilize in the area of $50 a barrel, the Federal Reserve will end the monetary tightening cycle later this year, and that incidences of terrorism and conventional global disruptions will not proliferate.

         Value Line believes that the economy's rate of growth going forward will be fairly steady, but nevertheless a little slower than forecast previously. Three months ago, at the time of Value Line's last
         "Quarterly Economic Review," they opined that "the solid, but unspectacular, 3 to 4 percent rate of gross domestic product growth in place for much of 2004, seems to still be the rule as we approach the latter stages of the first quarter of 2005." At the time, it was felt that strong housing demand, a firm retail sector, and gains in manufacturing would lead to growth of 3.5 percent, or so, through the end of 2005. Since, then, have seen continued solid numbers on the housing side (abetted by fairly low mortgage rates), but more uneven gains on the retail and manufacturing fronts. This greater selectivity, along with a somewhat higher average level of oil prices, suggests that the first quarter's 3.1 rate of GDP growth will be in line with the average pace of expansion in the quarters to come.

         True, such a level of growth is not exciting. However, when coupled with added gains in productivity (or labor cost efficiency), the result is likely to be further modest gains in corporate earnings. Moreover, a major concern of the Fed, and the principal reason for the continued


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 19
         monetary tightening, is the fear of rising inflation. The tamer rate of economic growth, by curbing raw materials consumption and labor costs, probably will reduce pricing pressures. If such a favorable scenario unfolds, as it has historically, it could shorten the cycle of Federal Reserve rate increases. As noted, Value Line thinks the Fed will close the books on raising interest rates by year-end.

         A moderate level of business activity could well be just what the expansion needs to sustain itself. This moderating rate of growth, by hopefully curbing inflation and, as such, reducing the pressure on the Fed, could have the further benefit of prolonging the economic upturn. It should be noted that the expansion of the 1990s was, for a time (especially in its formative stages), characterized by lackluster levels of growth. Only later on did the up cycle take on the vigorous qualities it exhibited during the final years of that decade. In fact; the mid-1990s, when growth was at a low ebb, was a time when the Fed was raising interest rates. Once that rate cycle ended, without producing a recession, the upturn proceeded for another half decade. Value Line's long-term view is that such a scenario will play out again over the next 3 to 5 years.


--------------------------------------------------------------------------------
      Economic Growth

         As noted above, the economy didn't get out of the gate quickly this year, although it didn't stumble either. The trend was more mixed than not, with the deceleration in GDP growth largely the result of a slowdown in personal spending and nonresidential construction activity. Since the end of the first quarter, we have seen continuing resilience on the housing front, a pickup in retail spending and the nice gain in April payrolls. Conversely, there has been a further deceleration in the rate of manufacturing-sector improvement and an easing in industrial production and factory use. Value Line sees no reason, at this point, to expect a noticeable shift in the demand pattern over the balance of this quarter or the second half. In all, expect growth to average just over 3 percent in the final three quarters of this year. Value Line expects GDP growth to stabilize in the area of 3.0 to 3.3 percent in 2006.

         Value Line's longer-range forecast remains largely intact. Here, expect the recent trend of historically low interest rates, resiliency in the housing and retailing sectors, moderate increases in industrial production, and relatively low rates of unemployment to support a fairly durable business expansion out to the final years of this decade. Of course this should not imply a straight-line expansion. In fact, it is likely we will see varying rates of growth during this extended time period, with even a brief pause in growth evolving somewhere along the way.




--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 20

--------------------------------------------------------------------------------
      Inflation

         Here, as well, Value Line thinks that moderation and stability will be the rule over the next several years. That should not imply that there will not be selective pricing disruptions from time to time. The sharp runup in oil prices over the past two years should leave no doubt that inflation can take place within the general confines of aggregate pricing stability. On the whole, though, Value Line senses that a quick response policy by an ever-vigilant Federal Reserve Board should limit the inflation risk. That is as long as GDP growth stays in the 3.0 to
         3.2 percent area over the next two years and in the 3.5 percent range through the final years of this decade.

         Currently, producer (or wholesale) inflation, which increased from 3.2 percent in 2003 to 3.6 percent last year, is likely to remain somewhat above 3 percent in 2005, before declining in 2006 as oil prices ease in response to slowing GDP growth across the international stage. Consumer prices, which rose from 2.3 percent in 2003 to 2.7 percent last year, are likely to stay in the 2.5 to 3.0 percent range in 2005, before also easing back somewhat next year.


--------------------------------------------------------------------------------
      Interest Rates

         The Federal Reserve has now raised short-term interest rates (specifically the Federal Funds rate) eight times since last June and Value Line believes that this rate cycle has yet to run its course. That's because the lead bank seems intent on balancing the risks between stabilizing inflation and sustaining the maturing business up cycle. All told, the Federal Funds rate has risen from 1.0 to 3.0 percent in the interim. Interestingly, the Fed's tightening has calmed inflation fears sufficiently to push certain long-term rates, including the 10-year Treasury note, down modestly in recent weeks. The drop in certain long-term interest rates (notably mortgages) will help to prop up an already vigorous housing market as well as the U.S. economy in general. At this point, Value Line thinks the Fed is more than halfway through its tightening cycle and that the Federal Funds rate will peak at around 4.0 percent late this year.


--------------------------------------------------------------------------------
      Corporate Profits

         Earnings were up close to 15 percent for the companies in the Standard & Poor's 500 index during the first quarter. Such solid growth reflects strengthening demand, the selective benefits of prior corporate restructurings, greater pricing power, intense cost cutting, and productivity increases. Earnings are also likely to be up in the current quarter, although the average gain may well be smaller than


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 21
         during the initial period. Further modest profit improvement is likely in the second half, assuming economic growth is in line with Value Line's forecast, companies retain pricing flexibility, and oil prices remain fairly stable in the $50-a-barrel area, as expected. Two risks are a sharp rise in the costs of production (i.e., inflation) or an interest-rate miscalculation by an overly aggressive Federal Reserve.

         Source: Value Line Selection & Opinion, May 27, 2005


--------------------------------------------------------------------------------
      The Stock Market

         The stock market, which recouped a portion of its bear market losses in 2003, when equity prices barreled ahead strongly, moved a bit further along the recovery trail last year, thanks to a late surge. Profit taking earlier this year has set the market back a little, with the tech-heavy NASDAQ and small-cap Russell 2000 taking the brunt of the modest selling.

         S&P is projecting an earnings gain for the S&P 500 of 10.5 percent. Although that is less than half the 22.5 percent earnings advance that S&P projected for 2004, it remains substantial.

         The S&P 500 saw a 26.4 percent advance in 2003, the 12th-best annual showing over the past three-quarters of a century; and 2003's above-average gain came on the heels of the worst bear market in a generation - a 49 percent decline in the "500" over 31 months. More than a few buyers of stocks hoped that the market would provide at least two consecutive years of outsized advances to make up for the losses suffered from 2000 through 2002.

         Between 1929 and 1994, a 20 percent-or better annual gain in stocks was followed by an advance of similar magnitude only twice (in 1936 and in
         1954). That makes the four consecutive years of such gains from 1995 through 1998 (and 1999's close-to-the-mark 19.5 percent rise) extraordinary, to say the least. The stock market bubble of the late 1990s may well have been a once-in-a-lifetime event. What's more, the ugly bear market that followed may presage a period of below-average gains for stocks.

         The Depression-era decade of the 1930s saw an average annual total return of only 5.3 percent for the S&P 500. While the 1940s were a time of respectable 10.3 percent annual returns, in the 1950s, investors experienced superior results, averaging 20.8 percent a year. The two subsequent decades saw below-par annual returns (8.7 percent and 7.5 percent, respectively). Then, the pattern reversed again in the 1980s (18.2 percent annually) and 1990s (19 percent). From 2000 through November 2004, the annualized total return of the "500" has again slipped, and now stands at -3 percent.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 22

         S&P expects that 2005 will not be a great year. One reason is the aging of the current bull market. This upward move began when the S&P 500 bottomed out at 776.76 in October 2002, marking more than three years of this advance. Since 1942, the average advance in the third year of a bull market has been only 3 percent. Furthermore, of the 10 previous bull markets that celebrated a second anniversary, six were either flat or down by the end of what would have been their third year. Keep in mind that we are in a cyclical bull market. Many market observers believe that it would become a secular (long-term) bull only if prices surpass the old high. For the S&P 500, that would mean a close above the March 2000 record of 1527.46. This is not expected to happen in 2005. Nevertheless, the year should be moderately profitable for investors in equities.

         The good profits posted in the current economic expansion have left corporate America with considerable amounts of available cash. The balance sheets of S&P 500 companies contained close to $600 billion in cash and equivalents with less than a month to go in 2004. That compares with $499 billion at the end of 2003 and a mere $260 billion at year-end 1999.

         It is expected that at least some of this cash will be put to work in the coming year. One potential use of the funds is for mergers and acquisitions. Recent major mergers in health care, financial services, media, and telecom services suggest to us that cash-rich corporations will continue to fill in their business portfolios in 2005. That could help boost stocks as speculators scoop up shares of potential targets.

         Dividend increases are another use for that cash. With taxes on qualified payments to shareholders at a low 15 percent maximum, we see more companies raising their payouts. That move could improve the market's long-term total return.

         Share buybacks are another possible use for excess corporate cash. As long as they don't simply offset shares issued in connection with the exercise of options, buybacks often improve per share earnings by reducing shares outstanding. That can cause investors to bid up the company's shares.

         Companies can also use their cash for capital spending. Standard & Poor's economists estimate that spending on equipment will rise 10.8 percent, year over year, in 2005. Although that doesn't directly affect share prices, the purchase of new equipment should make a company more efficient, which can improve its profitability.

         While corporate profits and cash positions are a plus, some investors are worried about the market's current valuation. Based on 12-month trailing "as reported" earnings, the S&P 500 is trading at a price-to-earnings multiple more than 30 percent above the 70-year average P/E of 16. Although it is difficult to make a case that stocks are cheap, it is equally hard to argue that they are dear. The "500"


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 23
         recently traded at a multiple of 21, very close to its 20-year average P/E of 22. And the current multiple is 54 percent below the 46 P/E seen in 2001. Overall, given expectations of decent earnings growth in 2005, S&P doesn't see the market's current valuation as an impediment.

         Overall, Standard & Poors see the S&P 500 ending 2005 at 1300, an 8.3 percent gain from the 1200 projected for year-end 2004. Add in a 1.7 percent dividend yield, and our projected total return is just slightly below the 11.2 percent annual average posted by the "500" since the end of 1969. The following tables present the reader with various historical, current, and forecasted economic indicators and data.

----------------------------------------------------------------------------------------------------

    Consumer Prices*                     Wages                     GDP**            Unemployment
------------------------------  -----------------   -----------------------------  -----------------
  Latest  Year Ago  2005 Proj.  Latest   Year Ago   Latest  2005 Est.  2006 Proj.  Latest   Year Ago
------------------------------  -----------------   -----------------------------  -----------------
   3.1%     1.7%      2.6%      2.6%      1.8%       3.1%     3.7%      3.2%         5.2%     5.7%


* % change on previous quarter at annual rate through March 2005
** % change at annual rate through Q1 2005


Sources: Economist, May 2005



                        US Treasury Money Rates *            Stock Markets **
                    -------------------------------------------------------------------
                     90-Day   1 Year   5 Year   20 Year     DJIA    NASDAQ   S&P 500
                    -------------------------------------------------------------------
June 30, 2005         3.13%    3.45%    3.72%     4.28%   10275.0   2057.0   1191.3
March 31, 2005        2.79%    3.35%    4.18%     4.88%   10503.8   1999.2   1180.6
December 31, 2004     2.22%    2.75%    3.63%     4.85%   10783.0   2175.4   1211.9
June 30, 2004         1.33%    2.09%    3.81%     5.33%   10435.5   2047.8   1140.8

*  Source:  U.S Treasury www.treas.gov
**  Source:  Yahoo Financial.com


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 24

--------------------------------------------------------------------------------
      Branson Economy

         Branson, Missouri was founded in 1882 as a river trading post. In 1957, the Mabe Brothers started Branson's first music show, "The Baldknobbers", which began Branson's entertainment industry. Since then, Branson has grown to be the 16th overnight leisure vacation destination in the country.

         Branson has approximately 450 restaurants with more than 35,000 seats; 45 theatres with approximately 56,000 seats (more than New York City's Broadway district), more than 200 lodging facilities with more than 17,500 rooms.

         Branson is within a one-day drive of 30% of the U.S. population:

         Graphic on United States

         This central location has proved very beneficial, resulting in Branson receiving 7.2 million visitors per year and tourism has evolved into a $1.7 billion industry.

         The following data provide some of the demographics for the Branson tourist industry:

         o    86% of travel to Branson is via personal vehicles

         o    5% of visitors come by motor coach

         o    47% of visitors come from outside a 300 mile radius

         o    27% percent of visitors are families

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 25

         o    73% percentage of visitors are adults/seniors

         o    Average age of a visitor is 56.4 years old

         o    Average stay is 3.9 nights

         o    Average amount spent per trip is $710

         o    On a rating scale of 1 to 5, visitor satisfaction measures 4.75

         Besides the shows and theme parks, Branson has three outlet shopping malls with more than 200 retailers with a wide variety of goods at reduced prices. Branson also is near three lakes that offer fishing, water skiing, boating, swimming etc. Branson also offers camping, hiking, biking, and golfing. The following table breaks out which activities visitors to the Branson area participate by percentage:

         Activity                       Percentage of Visitors that Participate

         Shows                                       86.5%
         Shopping                                    74.9%
         Theme Parks                                 32.1%
         Outdoor Activities                          14.8%
         Water Activities                            14.8%
         Historical Sites                            11.8%

         Branson's tourist industry has been growing rapidly over the last decade because of its location, climate, attractions, outdoor activities, and relatively affordable recreation and shopping. The town has grown to meet demand to the extent that some feel that it may have over expanded. As new restaurants and attractions open, others fail to attract sufficient business to operate profitably and close.


--------------------------------------------------------------------------------
      Summary & Conclusion

         The outlook for the economy is somewhat favorable for both the short and intermediate term, particularly compared to the past two years; specifically in the areas of GDP growth, corporate profits, and employment.

         There are however several key areas that are cause for concern and if these issues are not addressed responsibly, they could have significant negative impacts on the economy: global security, energy prices, the federal budget deficit (tax cuts and run away government spending), rising interest rates, and persistent trade deficits.

         It is our opinion that the two most critical concerns related to the current economic environment are energy prices which have increased significantly over the past 12 months and consumer spending which is dependent upon employment (has been exhibiting a gradually improving trend), increases in disposable income (shrinking due to increasing healthcare costs and lower wages), and borrowing costs (recently rising due to Fed actions and the need to attract foreign capital).


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 26

         Energy costs are of particular concern because 86 percent of Branson's visitors arrive by personal vehicle and 47 percent come from outside a 300-mile radius of Branson. Higher gas prices may have a significant effect on ITEC and the Branson tourist industry. Similarly, consumer confidence as evidenced by consumer spending directly effects tourism. If the job market falters and if new jobs created do not pay as well as those jobs lost, consumer spending may decrease, which would have a negative effect on the tourism industry and ITEC.

         It should be noted however that a review of ITEC's historical financials over the 2000-2004 period demonstrates how the Company has been able to maintain growth during a tumultuous economic period. In addition, ITEC is not dependent on the financial markets for capital as its growth has been generated from internal cash flow so it is relatively impervious to interest rate fluctuations.

         Sources: Value Line Investment Survey, February 25, 2005 Standard & Poors, "The Outlook" Vol. 76, No. 47, December
                          15, 2004


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 27

--------------------------------------------------------------------------------
Industry Overview - Motion Picture Theaters



--------------------------------------------------------------------------------
      Overview

         The US movie and home entertainment industries provide leisure-time products and services for audiences around the world, including new films shown in theaters, video and music titles, and a wide range of television shows. Through various types of distribution arrangements (e.g., revenue sharing), companies receive most of their revenues from the sale or rental of their products to consumers.

         Standard & Poor's estimates that, in 2004, US consumers spent a total of $105 billion on such entertainment products - about $952 per household. This includes $60.0 billion for TV programming services (delivered via basic cable, pay cable, and satellite), $9.5 billion for theatrical movies, $24.1 billion for the rental and purchase of prerecorded videocassettes and digital video disks (DVDs), and $11.1 billion for recorded music. These figures exclude spending on home entertainment equipment such as televisions, videocassette recorders, and stereos.

         The film industry

         Movies remain a cornerstone of domestic entertainment, with consumers paying billions of dollars annually to watch films in various formats. It is estimated that, in 2004, consumers in the United States bought about 1.5 billion movie tickets worth approximately $9.5 billion at domestic theaters - an average of about four million tickets per day. However, this is just a small portion of total spending on movies (which includes receipts from video and television as well as theaters, plus spending in international markets). According to estimates, consumers worldwide spent more than $40 billion in 2004 to view US movies, primarily for theater tickets and for rental or purchase of home videos.

         The movie releases of six film distribution companies typically account for at least 70% of box office revenues in North America. These companies are The Walt Disney Co., Viacom Inc., Sony Corp., Fox Entertainment Group, Inc. (majority-owned by News Corp. Ltd.), Time Warner Inc. (formerly AOL Time Warner Inc.), and General Electric Co.'s 80%owned NBC Universal business. Another industry leader emerged in the late 1990s - DreamWorks SKG, founded by movie producer Steven Spielberg, former Disney executive Jeffrey Katzenberg, and industry veteran David Geffen.


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

                  The movie theater industry is also concentrated with the top 5 players controlling a significant share of the market:

                  Company                                Headquarters
                  -------------------------------------- ----------------
                  Regal Entertainment Group              Knoxville, TN
                   -------------------------------------- ---------------
                  AMC Entertainment Inc.                 Kansas City, MO
                  -------------------------------------- ----------------
                  Cinemark USA, Inc.                     Plano, TX
                  -------------------------------------- ----------------
                  Carmike Cinemas, Inc.                  Columbus, GA
                  -------------------------------------- ----------------
                  Loews Cineplex Ent. Corp.              New York, NY
                  -------------------------------------- ----------------

         The following chart illustrates the breakdown of the industry in terms of the percentage of total establishments per region:

          Graphic

         S&P estimates that movie theaters keep about 50% of the dollars that consumers spend at the domestic box office, with the remainder going to the distributors as film rental fees. The largest North American movie theater company is Regal Entertainment Group, which operated about 558 theaters with 6,273 screens as of February 2005. Regal reports that its holdings represent about 18% of all US theatrical indoor movie screens.

         In 2004, according to Video Business magazine (a weekly that covers the creation and delivery of home video), US consumers spent $16.1 billion to purchase videotapes and DVDs and about $8 billion to rent videos. We believe that spending on DVDs sharply outpaced expenditures on prerecorded videocassettes, fueled by consumers' growing interest in owning films in the DVD format.

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 29

--------------------------------------------------------------------------------
      Industry Trends

         The economics of the movie and home entertainment industry are in the midst of long-term change due to technological developments that are expanding the means of distribution and the number of outlets. Consumer spending for home video has sharply surpassed that for theater ticket sales. Thus, a company like Disney now can reap large sales for a video of an animated film even if it has not appeared in theaters.

         Meanwhile, in the television business, cable networks are gaining a greater share of viewers and advertising dollars from the broadcast networks. Their purchases of high profile programming are increasing, boosting their competitive position even further.

         In the video and music industries, digitally recorded disks have supplanted tapes as the medium of choice. Disks' image and sound quality, playback features, and durability are superior to those of tape. Increasingly, consumers are making personal recordings at home on compact disk (CD) rather than on cassette tape, as personal computers,
         (PCs) now provide this capability.

         Movies

         The movie releases of six film distribution companies - Walt Disney, Viacom, Sony, Fox Entertainment Group (majority-owned by News Corp.), Time Warner, and NBC Universal - typically account for at least 70% of domestic box-office revenues.

         Movies today are typically made under contract among a major distributor, a production company, and a collection of freelance talent. With a major theatrical film, a distributor typically funds a movie from start to finish or provides a portion of the financing in return for fees and a share of the proceeds. In some cases, a producer grants theatrical distribution rights to one parry and sells home video rights to another. In most cases (and particularly for major films), the company handling the film's theatrical release also owns its distribution rights in the home video market. After arranging to have videos manufactured, the distributor typically sells them to video retailers. It may also distribute them through a revenue sharing agreement, through which the distributor and retailer share consumers' rental fees for a video title.

         For many films, movie theater sales are no longer the principal source of revenues. Today, profitability often depends heavily on contributions from various home video and television markets. For


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 30
         distributors of filmed entertainment, revenues from selling videos and from licensing films to television outlets in the United States likely exceeded $10 billion in 2004, compared with the approximately $4.6 billion that we expect they received as their share of US movie theater ticket sales.

         For movie theaters, the wide availability of cable or satellite television and home video should limit longer-term attendance growth. In addition, with the growing use of high-speed Internet access, computers may be used increasingly for viewing filmed entertainment. However, theatrical performance should continue to have a major impact on films' ultimate profitability. In addition to contributing revenues directly from ticket sales, box-office success often translates into good reception and greater value in ancillary markets, helping to generate revenues for years to come.

         Size and entry barriers

         In the filmed entertainment business, company size has obvious advantages. A large firm can diversify its risk by developing a variety of projects, while the sheer volume of its products gives it more clout with theater owners and TV networks. Such factors as brand-name recognition, management experience, relationships with creative talent, and product distribution capabilities also tend to favor the larger, more established companies.

         Barriers to entry in the filmmaking and distribution business are not high. However, long-lived success does not come easily. The ability of smaller companies to join the ranks of the industry leaders varies according to sector. Salient factors include access to capital, regulatory barriers, and management skill.

         Theatrical revenue sharing

         Many of today's cinemas are multi-screen theater complexes. This format lets theater operators attract more moviegoers by offering a variety of films; it thus maximizes the value of their real estate. Multi-screen theatre complexes also permit economies of scale in that employees and facilities - the concession stands and box office, for instance -can serve patrons of more than one movie. Multiplex (or megaplex) facilities typically have fewer seats per screen than single-screen theaters do.

         A theater operator's largest expense is the rental of movies from distributors. Exhibitors license films by either negotiating directly with distributors or by submitting bids to them. Rental fees, which average roughly 50% of ticket sales, are largely based on a revenue sharing formula. Typically, if the fee is determined in advance, a distributor will receive either a percentage of box office receipts (which may decline as a film's theatrical run lengthens) or a percentage of the amount that admission revenues exceed a negotiated figure.


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

         During a film's theatrical run, if the movie exhibitor's weekly percentage of box office receipts increases over time, it provides an incentive for them to keep the film on their screens longer. However, in recent years, with the ticket sales of major movies increasingly coming from their first couple of weeks in theaters, we expect that distributors' percentage of total box-office receipts has edged up. In addition, rental fees may be subject to a settlement process that is negotiated after a film's theatrical run has concluded, based upon how well the movie has performed.

         During the 1990s, the US movie theater industry over expanded, opening more than 15,000 new US movie screens while closing an insufficient number of older screens. As a result of this and other factors, about half of the 12 largest US film exhibitors entered bankruptcy proceedings between 1999 and 2001. According to the MPAA, the number of US movie screens declined from 37,185 in 1999 to 35,786 in 2003. Much of the industry's overbuilding resulted from the addition of multiplexes - theaters with numerous screens.

         Stage in business cycle

         The industry is characterized as being in its mature phase of its life cycle, which means that the industry is generally growing at the same rate as the economy. Capital/labor intensity is low and the uptake in new technology (video projection and sound system) is moderate. Exports generates less than 5% of sales while imports are responsible for less than 5% of domestic demand. The level of regulation is low.

         Related industries are advertising (downstream) and confectionery wholesalers, motion picture and video production companies and motion picture and video distribution companies (upstream).

         Dunn & Bradstreet estimate that Missouri has approximately 127 movie theater businesses, which represents 1.9 percent of the US market with 2004 sales of more than $2,675.8 million.

         Sources: Standard & Poors, Movies & Home Entertainment: Industry Survey, March 24, 2005; IBISWorld - Valuation Resources.com; Dunn & Bradstreet, Zapdata- Industry Reports - Valuation Resources.com.

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 32

--------------------------------------------------------------------------------
Industry Overview - Restaurants



--------------------------------------------------------------------------------
      Current Environment

         The US foodservice industry comprises a large and varied range of away-from-home eating facilities: everything from commercial eating and drinking places (restaurants, bars, cafeterias, and the like) to food contractors and institutional providers. The National Restaurant Association, an industry trade group; estimates that overall foodservice industry sales were $453.5 billion in 2004, up 5.5% from 2003.

         Despite significant revenue growth in 2004, restaurant industry profits were curtailed by a sharp increase in food and energy costs. According to the National Restaurant Association, an industry trade group, wholesale food prices jumped 5.0% in 2004, significantly higher than in recent years. Herd shortages that were compounded by fears of bovine spongiform encephalopathy (BSE, or "mad cow" disease), combined with outbreaks of avian influenza created a supply shock that rippled throughout the industry. Hurricanes and rainy weather hurt the produce market. Given strong consumer demand fueled by a growing economy, these shocks to the food supply helped create significant food price inflation.

         To relieve some of the margin pressure created by increased food costs, many restaurant operators raised menu prices significantly in 2004. Despite these price hikes, customer traffic strengthened during the first several months of 2004, driven by an improved economy and increased menu innovation. Since May 2004, however, same-store sales growth has slowed. It is believed this is due to difficult comparisons with 2003, when tax cuts placed extra cash in the hands of consumers, as well as to rising fuel costs that have eaten into consumer budgets and severe weather in certain regions of the country that reduced restaurant traffic. Hurricanes forced store closings and dampened customer traffic along the eastern seaboard, while rainy weather weakened customer traffic on the West Coast.

         Restaurant operators with an international presence have benefited from a significantly weaker US dollar over the past several years. Companies have been able to report improved margins as foreign operating profits are now translated into dollars at more favorable exchange rates. The weak dollar has also been a boon to operators of high-end restaurants in tourist areas, as vacations in the United States have become relatively more attractive from a cost perspective to foreigners, especially Europeans.


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 33

         The full-service restaurant industry has benefited from a long-term trend toward eating out, driven by growth in disposable income, a decline in the price difference between dining out and cooking at home, and an increase in the number of dual-income and single-parent families. From 2000 to 2004, sales at casual dining restaurants increased at an estimated compound annual growth rate of 4.2%. Demand has remained strong in the sector, even during times of economic weakness, leading us to conclude that casual dining is less sensitive to economic conditions than previously assumed.

         Same-store sales for casual dining companies were very strong in the first months of 2004. Due to a robust economy and concomitant, strong consumer spending trends, customer traffic remained strong despite price increases by many casual restaurants to offset rising beef costs. However, in the late spring and summer months, sales trends began to slow. A slowdown in consumer spending and higher fuel costs (which have crimped family budgets), along with menu price increases instituted by many chains to offset the negative impact of surging food costs, have slowed growth in customer traffic.

         A new  restaurant  concept  has  emerged  over the past  decade  and is growing rapidly. Dubbed "quick casual" by market research firm Technomic Inc., these limited- or self-service restaurants are geared toward adults. They feature what Technomic calls "upscale" menus, with items such as gourmet soups, salads, and sandwiches - in sum, more than the ordinary burger and fries.

         In some quick-casual units, workers behind the counter take and prepare orders as customers proceed in a line toward the register. In others, they take orders at a counter where customers pay for the food, which is then prepared and delivered to the customer's table. Checks average $6 to $9 - higher than in traditional limited-service units, but lower than in full-service casual dining restaurants. These restaurants are already siphoning business from fast-food chains, although there is no accurate way to measure how much.

         Many of these quick-casual chains have experienced growing pains recently. Because the concepts are now maturing, same-store sales have cooled from their explosive growth of prior years. However, as these companies age and grow in size, they are developing expertise in areas that should help to sustain them for years to come. For instance, as companies begin adding stores to areas in which they already have a presence, their ability to select profitable real estate has improved and their local and regional advertising capabilities have grown. Panera Bread has been successful over the past several years in identifying attractive real estate and improving its design format. As a result, the company's new stores often open with higher sales volumes than are generated by stores open for years.

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 34

--------------------------------------------------------------------------------
      Industry Structure

         The two main industry segments are fast-food (limited service) and full-service restaurants, as defined by Nation's Restaurant News (NRN), an industry trade magazine. They are discussed following, along with the sub-segments and the largest chains within each. Some companies report results following a calendar year while others use a fiscal year. In the two sections that follow, all figures are given for calendar years, unless otherwise specified.

         The publicly traded companies that dominate the restaurant industry range from fast-food operators (such as McDonald's Corp. and Wendy's International Inc.) to companies that run full-service chains (such as Darden Restaurants Inc., Applebee's International Inc., and Outback Steakhouse Inc.). High-priced fine-dining restaurants are not discussed, although they are included in the aggregate data presented in this section. Such restaurants are usually run by individuals, families, or limited partnerships, are typically located in the larger cities, and cater to a small but growing group of affluent Americans.

         Fast food

         Quick counter service, meals to eat in or take out, low prices, and plain decor are features common to fast-food (or limited-service) restaurants. These outlets tend to specialize in a few menu items: sandwiches (mainly hamburgers), pizza, and/or chicken. According to the National Restaurant Association's estimates, sales at limited-service establishments rose 5.9% in 2004, to $128.2 billion (28.2% of total foodservice industry sales).

         o Sandwich chains. The main attraction at a sandwich chain is the hamburger. However, many chains offer a choice of main course items, such as pita sandwiches filled with chicken or vegetarian mixtures. Tacos also fall into the sandwich category. Salads are offered at many chains as a popular and healthy alternative to sandwiches.

              Several large competitors with chains that are generally recognizable throughout the nation dominate the sandwich chain category. With $24.4 billion in US sales in 2004, McDonald's is the largest fast-food chain by a wide margin. However, the concept faces strong competition from Burger King Corp. ($7.7 billion in sales in the fiscal year ended June 2004), Wendy's International (approximately $7.8 billion in 2004), Subway (owned by Doctor's Associates Inc.; $5.69 billion in 2003, latest available), and Taco Bell Corp., a division of Yum! Brands Inc. ($5.35 billion in 2003, latest available).

              Per-unit  sales  for  the  16  largest  sandwich  chains  averaged
              $948,800 in 2003  (latest  available),  up from  $940,200 in 2002,

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 35
              according to NRN estimates that accounted for the varying calendar and fiscal year results. However, company results varied widely. McDonald's was the leader, with about $1.63 million per unit sales on average, followed by White Castle System Inc. at $1.31 million. Wendy's and Jack in the Box Inc. followed, with about $1.29 million and $1.24 million in per-unit revenues, respectively.

         o Pizza. The nation's largest purveyor of pizza is Pizza Hut, a division of Yum! Brands (sales of $5.0 billion in 2003, latest available), followed by Domino's Pizza Inc., which became a publicly traded company in July 2004 (about $4.2 billion in 2004). Papa John's International Inc. ($1.7 billion in 2004) and Little Caesar's (a division of Ilitch Ventures Inc.; about $1.20 billion in 2003, latest available) are also large nationally known pizza concepts. These four front-runners control approximately 90% of the top 100 pizza chains' aggregate sales, as measured by NRN, and are significantly larger than the No. 5 chain, Chuck E. Cheese's (with about $500 million in food sales during 2004).

              Over the past several years, pizza chains have suffered somewhat from declining customer traffic. In our view, the growth of take-out food capabilities at full-service restaurants and the more diversified menus at fast-food competitors have caused consumers to pursue other options. In response, competition among pizza chains has recently centered on new product offerings and pricing. Over the past two years, some chains have begun to extend their menus to include other items such as chicken and salads. In 2004, the industry also faced margin pressure, due to a significant rise in dairy and fuel costs. Many pizza restaurants have raised prices to cover costs, while others have chosen to maintain their pricing, hoping that an increase in traffic would help offset the rising input costs.

         o Chicken. KFC Corp. (a division of Yum! Brands) towers over all other chicken chains, with US systemwide sales totaling an estimated $4.94 billion in 2003 (latest available). The next largest competitors are Chick-fil-A Inc. ($1.7 billion in 2004), Popeye's ($1.27 billion in 2003), and Church's Chicken ($700 million in 2003).

         Revenue growth at Chick-fil-A has increased more quickly than at its competitors over the past several years, fueled by aggressive expansion and high customer satisfaction scores, especially for speed of service, a category in which the company maintains the highest scores in the fast-food industry.

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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 36

         Full service

         All full-service restaurants offer sit-down service for dinner, though their price points range from low to high. These restaurants have much higher per-unit sales volumes than do fast-food outlets. According to estimates from the National Restaurant Association, sales at full-service restaurants totaled an estimated $157.0 billion in 2004, up 5.4% from 2003.

         Dinner house. In NRN's definition, both casual and fine dining are incorporated into the "dinner house" segment. NRN estimates that the segment's top 21 chains posted average per-unit sales of $3.35 million in 2003 (latest available), up 0.7% from a year earlier. The Cheesecake Factory Inc. was No. 1, with $10.8 million sales per unit; total sales were $969 million for calendar 2004. PF Chang's China Bistro finished second ($5.7 million per unit; $612 million in total sales in 2004), followed by Darden Restaurants' Olive Garden ($4.1 million per unit; $2.2 billion in total sales in fiscal year ended May 2004) and its Red Lobster ($3.5 million per unit; $2.4 billion in total sales). The world's largest owner/operator of casual dining restaurants, Darden owns other chains as well.

         Applebee's Neighborhood Grill & Bar (owned by Applebee's International) led the dinner house segment with $4.0 billion in total system-wide sales in 2004, and was followed by Chili's Grill & Bar (Brinker International) and Outback Steakhouse (Outback Steakhouse Inc.), with approximately $2.50 billion and $2.46 billion, respectively.

         Family restaurants. A family restaurant aims to appeal to customers of all ages by offering a relaxed atmosphere, low prices, and menus geared to both children's and adults' palates. These restaurants are sometimes referred to as "mid-scale." The Denny's chain (a division of Denny's Corp.) retained its leading position in 2004, with system-wide sales of $2.2 billion. International House of Pancakes (a division of IHOP Corp.) and Cracker Barrel Old Country Store (a division of CBRL Group Inc.) were in second and third place, respectively, with approximately $1.9 billion and $1.6 billion in sales in 2004.

         Cracker Barrel restaurants also contain gift shops that contribute more than 20% of sales. As a result, sales per unit averaged an estimated $4.20 million in fiscal 2004 (ended July 2004), well ahead of Bob Evans Restaurants ($1.80 million per unit; $954 million total sales for fiscal 2004, ended April 2004) and Perkins Restaurant and Bakery (a division of the Restaurant Co.; $1.64 million per unit; $787 million in total sales in 2003).

         Grill/buffet restaurants. Grill/buffet restaurants are casual locations that specialize in grilled items like steak and chicken. Typically, they feature self-service bars with selections of salads and desserts. Golden Corral (a division of Investors Management Corp.) and Ryan's Family Steak Houses Inc. are the largest grill buffet restaurant chains

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         with US  system-wide  revenues  of  $1.25  billion  and  $814  million, respectively. Ponderosa Steakhouse (a division of privately-owned Metromedia Co.) trailed in the No. 3 spot, with $537 million in sales. Golden Corral surpassed Ryan's for the highest average sales per unit - $2.66 million versus $2.41 million, respectively.

         Specialty. Within the restaurant industry, there are chains that do not easily fit into specific categories due to the type of product being sold or the way in which the product is served. Examples include bars and taverns, caterers, and snack and beverage bars. These loose categories accounted for sales of approximately $35.2 billion in 2004.

         Starbucks is perhaps the best example of a restaurant chain thriving in the specialty area of the industry. With approximately 6,400 locations in the United States and almost 9,000 worldwide, Starbucks Corporation produced revenues of approximately $5.3 billion in the fiscal year ended September 2004. While Starbucks does sell food (14% of its retail sales), the company specializes in selling coffee products. Other examples of chains specialized by product include Dunkin' Donuts (a subsidiary of Allied Domecq) and Krispy Kreme Doughnuts.


--------------------------------------------------------------------------------
      Industry Trends

         In the highly competitive restaurant industry, operators face a number of battles: to participate in the industry's continuing growth and to boost market share, to find and retain employees, and to control costs, all in an effort to maximize profits.

         Eating Out

         The restaurant industry is benefiting from a long-term trend toward eating out. According to the US Department of Agriculture, consumption of food away from the home accounted for 46.9% of total food expenditures in 2003 (latest available), up from 44.6% in 1990 and 26.3% in 1960.

         This trend has been propelled by factors that should continue to support demand in the future, including a significant decline in the cost difference between dining out and cooking at home. According to estimates reported in Investor's Business Daily, a newspaper-covering business, financial, and economic news, in May 2002 (latest available), the average price of a restaurant meal was only 25% more than what its ingredients would cost if purchased in a supermarket.

         Further boosting the dining-out trend is the decline in free time. More than 50% of US families were dual-earner households in 2003 (latest available), according to the Bureau of Labor Statistics.

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         In many families,  both parents hold full-time jobs,  which leaves less time to prepare meals at home. With the rise of dual-income and single : parent families, and numerous moderately priced restaurants to choose from, dining out is often the most convenient choice.

         Finally, due to steady growth in disposable income, Americans can more readily afford to eat out. According to the US Department of Commerce, real (inflation-adjusted) US disposable personal income per household increased at a compound annual growth rate (CAGR) of 1.8% between 1999 and 2004. (Nominal disposable personal income per household grew at a 3.9% CAGR.) With the aging of the baby boom generation, demographic trends point to an older and wealthier population, which should support restaurant traffic growth for many years.

         The National Restaurant Association estimates that, by 2010, total sales in the restaurant industry will exceed $577 billion. At that time, consumers will spend 53% of every food dollar on meals, snacks, and beverages prepared away from home (including food eaten in restaurants and taken out).

         Large restaurant chains gaining share

         The US restaurant industry remains highly fragmented, but it is in the midst of a long-term trend toward consolidation. In terms of units, eating and drinking establishments in America are mostly small businesses; historically, more than half are sole proprietorships or partnerships, according to the National Restaurant Association. In recent years, however, larger chains have begun to command the lion's share of the business.

         Factors that have worked in their favor include the popularity of standardized menus, the sophistication required to develop the most cost-efficient operating systems and consumer satisfaction testing, and increased purchasing power for commodity foods. Sensing their advantage, casual dining chains have aggressively expanded over the past decade, emulating the growth successes of fast-food restaurants in prior decades. Applebee's International Inc. - the nation's largest casual dining chain in terms of units - has been particularly aggressive, opening more than 100 units in each of the last 12 years.

         According to research firm Technomic Inc., the industry's top 100 companies in 2003 (latest available) controlled 52.1% of total chain restaurant sales, worth $150.3 billion, up from 51.3% in 2002 and 50.7% in 2001. The second 100 chains claimed only 5.0% of total chain restaurant sales in 2003, or $14.6 billion, up from $14.5 billion (5.2%) in 2002. The balance of 42.9%, or $123.5 billion, represents sales from smaller chains and independents.

         About 31 US restaurant chains (including fast-food and full-service varieties) have annual sales of more than $1 billion each, according to Nation's Restaurant News. These chains collectively had US sales of about $109.1 billion and operated nearly 109,900 US outlets in 2003.


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

         According to Technomic, the top 100 chains raised their total units by 2.3% annually from 1996 through 2003, outpacing the US population growth of about 1.0% a year. It is not expected that this rate of expansion will continue given the level of penetration that many of the chains have reached in the most attractive cost-effective markets.
         Furthermore, the larger number of existing stores makes it more difficult to maintain the rate of expansion as a percentage. As a result, restaurant companies are relying on other strategies to drive revenue growth.

         Casual dining chains target new markets

         Given the popularity of established casual and fine dining restaurants and high property costs in urban areas, casual dining chains have long avoided entering these markets en masse. Similarly, they have avoided smaller markets due to a dearth of available labor and potential customers. Chains have instead specialized in expanding into suburban markets with high population concentrations, available real estate, and large pools of young and willing potential employees.

         Applebee's Neighborhood Grill & Bar has established units in small-town US markets in the past several years. Approximately 270 (17%) of the company's stores are in small markets (defined by the company as 135,000 households or less). By moving into these areas first, the company believes it has locked out competition, as demographic limits prevent more than one restaurant operation. The stores can operate profitably due to the dearth of competition and a flexible store footprint that allows them to match costs with customer traffic.

         Other chains, like Darden Restaurants' Olive Garden, are expanding successfully into urban locations. The company has found that, by changing the design prototype and raising menu prices, they can generate the high levels of revenue needed to offset greater operating fixed costs. The chain's highest-grossing unit is now its Times Square location in New York City.

         To improve or simply maintain market share in the competitive restaurant industry, companies employ strategies to improve consumer choice, convenience, and value. Techniques range from expanding cuisine types, discounting prices to attract customers, expanding takeout service, and using technology to improve customer satisfaction.

         Driven by demographic changes, many restaurants have begun to diversify their menus into various cuisine types. For instance, with the Latin- and Asian-American segments growing at a faster pace than the overall US population, many restaurants are developing new products to target those groups' tastes, often attracting other customers in the process.


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 40

         The Latin American market has become an increasingly important focus for the restaurant industry, reflecting the Hispanic community's increasing importance in the US market. According to the Census Bureau, 14% of the US population (about 40 million people) are either from or have ancestors from Spanish-speaking countries or regions. Given recent growth rates, Hispanics are expected to rise to 25% of the population by 2650. As a result, many concepts have adjusted their menu selections to cater to the Latino community.

         Besides menu development, each of these companies have also increased their sophistication with respect to marketing, hiring, and recruiting franchisees with an advanced knowledge of the broad and diverse Latin community. Wendy's is now actively pursuing Hispanic customers in its marketing program through media sources popular in Latin American circles.

         Multi-brand companies proliferate

         Many companies are developing restaurant portfolios for growth. Of the top 100 restaurant companies, as measured by Technomic, 22 managed three or more restaurant concepts in 2003. In 1980, about six companies in the top 100 did so.

         There are two main reasons for the expansion into new chains. First, adding new concepts is a strategy for long-term growth that will boost sales and earnings. The marketplace is saturated with name-brand eating-out places. The second reason for opening new chains is that, because customer tastes are fickle, companies must come up with new ideas to stimulate sales and long-term growth.

         Yum! Brands (owner of KFC, Taco Bell, and Pizza Hut) has taken the multi-concept idea a step further, seeking to "multi-brand" individual restaurants by incorporating more than one concept under a single roof. The company believes that by combining two or more of its five major concepts (Taco Bell, KFC, Pizza Hut, Long John Silver's, and A&W), it will draw customers to its locations by creating more choices. It also expects to leverage additional sales against each location's fixed costs, especially real estate. Yum! believes that multi-branded sites achieve 20% to 30% increases in sales, on average, and derived at least a 30% increase in average cash flow per site.

         Price discounts

         Traffic-building measures change from year to year. However, in the mature, volume-sensitive fast-food industry, offering discounts has been a prominent tactic for some time. The most widely used price inducements include special purchases promoted by circulars, television and radio advertising, and coupons - and cutthroat pricing.

         The most common promotion, however, is the weekly or monthly special. According to the National Restaurant Association's 2000 Quickservice
         Operator  Survey  (latest  available;  published in 2001  with data for


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 41

         2000), 82% of respondents said they engaged in the practice. Bundled meal discounts are also very popular: they give customers a choice while boasting higher profit margins than a single item. Some 79% of the respondents said that they had added bundled meals to their menu selection. These "value menus" have been prominent in fast-food strategy over the past few years.

         Price discounting is also used throughout the industry to drive customer traffic, especially in the hamburger and pizza segments where there is often little to differentiate between the products from various chains. However, a focus on price reduction of commodity products may do more harm than good if it leads to significantly lower earnings margins. Earnings in the sandwich chain segment were badly damaged in 2002, when McDonald's, Burger King, and Jack in the Box prominently advanced discount menus to attract customers. However, these companies have since backed away from heavy discounting, focusing instead on differentiating themselves through new product development. As a result, the average check per customer has risen and operating margins have recovered.

         According to consumer surveys taken over the years by the National Restaurant Association, most adults say that they are likely to take advantage of price promotions. But once the bargains end, "swing" customers - patrons lured by low prices - are likely to move on to the next chain promoting low prices. Often, the additional traffic obtained through price promotions fails to offset the corrosive effect on margins.

         Home meal replacement

         The home meal replacement (HMR) market is of particular interest to restaurant operators. The strong demand for takeout food - prepared and packaged for busy customers to eat at home - should continue to grow solidly over the next few years. According to Technomic, takeout sales in 2003 (latest available) accounted for 73% of total sales at the top 20 limited-service chains.

         In the casual dining segment of full-service restaurants, takeout food accounted for approximately $1.4 billion in sales at the 20 largest chains in 2003 (latest available), according to Technomic. Leading in this category was Outback Steakhouse, which has aggressively sought takeout customers by retrofitting all of its units to serve them. Applebee's has developed significantly improved takeout packaging and in 2004 rolled out curbside delivery service at its restaurants. In 2005, the company is testing technology that will enable it to accept credit cards for payment with handheld remote devices.

         In serving the takeout market, supermarkets have the advantage of a successful formula they have used for years and experience in managing food spoilage and wastage to avoid hurting profitability. In contrast, restaurants are inexperienced in this business segment and are bound to have difficulty in gauging demand, average order size, and quantity of food to order and prepare. They also have the disadvantages of higher cost structures and their labor costs that comprise a higher percentage


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

         of sales. The higher labor costs and food wastage can erode their profitability in the takeout sector.

         Standard & Poor's anticipates that full-service casual dining and fast-growing quick/casual chains will gain a larger share of this market over time. However, they will remain second to limited-service chains, where takeout has always been a significant part of the business. Supermarkets will remain major players in takeout food and a potent threat to restaurants, given their numerous regular customers and convenient locations.

         Health focuses

         Over the past two years, the fast-food industry has been hit with lawsuits alleging that specific corporations are responsible for obesity-related health problems faced by consumers - particularly children. Plaintiffs have sought remedies such as menu changes, nutritional labeling, advertising restrictions, and monetary damages.

         These lawsuits reflect an American culture that has become significantly more health conscious (and litigious) over the last several decades, in the face of rising obesity rates skyrocketing healthcare costs, and growing concern about the impact of obesity on overall health. Customers who might have paid lip service to healthy diets in the past are now beginning to practice what they preach. An important driver in the new health-conscious trend has been the popularity of low-carbohydrate diets, such as the Atkins Diet and the less intense South Beach Diet.

         In response to strong customer demand - and perhaps to help insulate themselves from potential liabilities - many restaurant chains have made significant changes to their menu offerings. In the casual dining industry, for instance, Brinker International announced new menus at its Chili's and Macaroni Grill units that include significant low-fat and low-carbohydrate options. Some restaurant companies have sought to distinguish themselves by combining with brands associated with the new trends. For instance, Applebee's International now dedicates a segment of its menu to items that were developed with, and approved by, Weight Watchers International Inc. T.G.I. Friday's recently launched a menu that includes several items approved by Atkins Nutritionals Inc. Both restaurant companies believe that marketing their ties to health-oriented brands will be a competitive advantage.


--------------------------------------------------------------------------------
      Outlook

         The US economy experienced robust growth in the six quarters through December 2004. In early April 2005, however, the economy seemed to be cooling somewhat due to slower consumer spending and higher fuel prices. Although consumer confidence remained high, it has come down


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

         from previously lofty heights over the past few months. Standard & Poor's is currently projecting solid economic growth for 2005, albeit not as strong as in 2004. S&P believes the economy's continuing strength will help maintain strong customer traffic trends throughout the restaurant industry. Growth rates should pick up in the second half of the year, due to less difficult comparisons.

         Expectations are for improved industry profitability, especially during the latter half of the year, due to reduced input cost pressures. Poultry and dairy product prices are expected to retreat from the historic highs reached in 2004. Many of the casual dining companies that had avoided steep increases in food prices by locking in year-long contracts will see their costs ratchet up in 2005 as they renegotiate their lock-ins going forward. However, these increases are expected to be more than offset by menu price increases already enacted.

         The weak job market of the past several years helped ease the labor shortages facing the restaurant industry. With fewer jobs available throughout the economy, employee turnover rates slowed, boosting labor productivity while significantly reducing employee-training costs. In addition, in an industry highly susceptible to wage inflation, wage increases generally have been tame. However, with the unemployment rate recently sinking to 5.4%, a continued tightening in the labor market could raise labor costs in the restaurant industry in 2005. Although job growth has been slower than normal in an improving economy, employment trends should be carefully monitored.

         Demographic  forces  should  continue  to bolster  demand in the casual dining and quick-casual segments over the next several years. Meanwhile, increased reliance on premium products and a reduction in price discounting should help fast-food companies realize stronger sales growth and improved operating margins.

         Source:  Standard & Poors,  Industry  Survey -  Restaurants,  April 21,
         2005.




--------------------------------------------------------------------------------
      Conclusion

         ITEC's business is a combination of the motion picture theater, live performance, retail shopping and restaurant industries, all of which are relatively mature and likely to experience modest growth driven by increases in population and improvements in the general economic climate.

         Because ITEC's business is dependent on the Branson tourist industry, we believe that it should be more resilient than similar operations in non-tourist areas. This is based on the idea that tourist come to Branson to purchase entertainment and restaurant services. ITEC's



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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 44
         offerings are competitively priced within the market compared to many of the live entertainment shows and other restaurant. There is however the chance that a poor economy could lead to a decrease in tourist traffic.

         ITEC's business is established in the community and is unique in that it offers shopping, restaurants and live shows under one roof. HVA believes that ITEC should be able to maintain its business at it current level and should experience slight growth in line with the general population.




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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 45

--------------------------------------------------------------------------------
Financial Review


         The financial performance of ITEC was somewhat mixed during the period examined in this report, comprised of the years ended December 31, 2000-2004, the six-month periods ended June 30, 2004 and 2005, and the trailing twelve-month ("TTM") period ending June 30, 2005. Exhibit #1 presents the historical income statements of the Company for the period. Exhibit #2 reflects income statement data as percent of sales, while Exhibit #3 reflects income statement item growth rates. Exhibit #4 presents three-month historical income statements for ITEC and Exhibit #5 presents a TTM income statement for the Company for the twelve months ended June 30, 2004. Selected financial ratios for the Company are presented in Exhibit #10.

         Sales during the 2000-2004 period increased at a compound annual growth rate of 8.2%, from $6.9 million in 2000 to $9.5 million in 2004. The increase in sales in 2004 compared to 2003 was 2.7%. Direct Expenses as a percent of revenues fluctuated during the period increasing from 71.8% in 2000 to 72.0% in 2001, then decreased to 69.3% in 2002 before rising to 71.8% in 2003 and 73.6 percent in 2004 averaging 71.7% for the five years. The two most important points to mention are the general increase in theater and concession expenses due to increasing royalty costs and the increase in gift shop costs which began in 2001 when ITEC acquired certain gift shop interests and increased the quality of inventory.

         Operating expense as a percent of sales has shown a consistent improvement over the period decreasing steadily from 29.3% in 2000 to 23.3% in 2004. General and administrative expense was generally slightly higher than advertising and marketing expense for the period with general and administrative expense averaging 9.6 percent while advertising and marketing averaged 9.4 percent. General and administrative expense as a percent of sales decreased from 11.2% in 2000 to 9.1% in 2004, while advertising and marketing as a percent of sales decreased from 11.2% in 2000 to 8.5% in 2004. The Company realized operating income in four of the five years from 2000-2004. The Company's operating income (loss) for the years examined were ($78,867) in 2000, $129,451 in 2001, $600,912 in 2002, $410,836 in 2003 and
         $294,071 in 2004.

         Interest expense, as a percent of sales remained relatively constant throughout the 2000-2004 period, fluctuating between a low of 5.0% in 2000 and 2004 to a high of 5.8% in 2002. The average for the five-year period was 5.3%. As a condition of debt refinancing in 2001, the Company entered into an interest rate swap which resulted in charges of $185,897 in 2001 and $219,345 in 2002, and gains of $187,434 in 2003 and $276,452 in 2004. These amounts have been added back in an effort to normalize earnings for valuation purposes.




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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 46

         ITEC suffered pre-tax losses of $414,178 in 2000, $456,616 in 2001 and $126,409 in 2002. In 2003 and 2004, the Company realized pre-tax profits of $117,697 and $100,195 respectively due to gains from the interest rate swap. When the interest rate swap is added back the result is adjusted pre-tax losses of $414,178 in 2000, $270,719 in 2001, pre-tax income of $92,936 in 2002 and pre-tax losses of $69,737 for 2003 and $176,257 in 2004. Applying a tax rate of 38% to the adjusted pre-tax earnings yields adjusted net income (loss) of ($256,790) for 2000, ($167,846) for 2001, $57,620 in 2002, ($43,237) in
         2003 and ($109,279) in 2004.

         Adjusted loss on sales decreased from (3.7%) in 2000, to (2.3%) in 2001. In 2002, adjusted return on sales was 0.7%%, then decreased to an adjusted loss on sales of (0.5%) in 2003 and (1.2%) in 2004, averaging (1.4%) for the five-year period.

         The Company's adjusted loss on assets followed a similar pattern decreasing from (3.4%) in 2000, decreasing to (2.0%) in 2001 (see Exhibit #10). In 2002, ITEC realized an adjusted return on assets of 0.7% in 2002, which became an adjusted loss on assets of (0.5%) in 2003 and (1.3%) in 2004. For the 2000-2004 period, adjusted loss on assets averaged (1.3%). Adjusted loss on equity also decreased from (8.9%) in 2000, to (7.8%) in 2001. In 2002, the Company received an adjusted return on equity of 2.9%, which became an adjusted loss on equity of (2.0%) in 2003 and (4.9%) in 2004.

         Exhibit #6 presents the Company's balance sheets as of December 31, 2000-2004. Exhibit #7 presents balance sheet data as a percent of total assets. Exhibit #8 shows the Company's balance sheet and balance sheet data as a percent of total assets as of June 30, 2005. The balance sheets reflect an improving trend from 2003 forward in the Company's financial risk over the period. The Company's total debt to total asset ratio increased from 55.8% in 2000 to 71.6% in 2002, before decreasing to 68.3% in 2003 and 66.6% in 2004, resulting in a five-year average of 66.2%. Long-term debt as a percent of equity also increased between 2000 and 2002 from 125.8% to 230.5%, then decreased to 211.2% in 2003 and 196.5% in 2004, averaging 196.4% for the 2000-2004 period. The Company's liquidity, as measured by the current ratio, decreased from
         1.1 times in 2000 to 0.9 times in 2001 before increasing to 1.6 times in 2002, 1.9 times for 2003, and 2.3 times in 2004, averaging 1.6 times for the five-year period. The quick ratio, which is a more stringent measure of liquidity, fluctuated 0.1 times to 1.3 times, averaging 0.7 times for the period. ITEC's interest coverage ratio (EBITDA/Interest Expense), which measures cash flow available to pay interest obligations, increased from 1.1 times in 2000, to 1.6 times in 2001 and
         2.2 times in 2002, then declined to 2.0 times in 2003 and 1.8 times in 2004. For the five years, the Company's average interest coverage ratio was 1.7 times.




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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 47

         Exhibit #9 presents historical cash flow statements of the Company for 2000 to 2004. Over the five-year period, net cash from operations increased from $76,717 in 2000, to $408,298 in 2001 and $555,101 in
         2002, then declined  slightly to $552,908 in 2003 and $436,176 in 2004.
         The most significant trend is the general increase in depreciation and amortization. The other significant impact is the effect of the interest rate swap, which varied significantly from year to year. Cash flows from investing activities fluctuated between a low of $98,336 in 2002 to a high of $440,025 in 2000, representing minor requirements of investment in buildings and equipment. Cash flows from financing activities reflect debt-servicing payments that increased from $141,689 in 2000 to a high of $171,385 in 2002. Payments of long-term debt decreased to $143,272 in 2003 and $136,977 in 2004.

         ITEC's total asset turnover ratio, which measures the efficiency with which the assets of the firm are utilized, increased gradually during the period, from 0.9 times in 2000 to 1.1 times in 2004, averaging 1.0 times for the five-year period. The Company's receivables turnover ratio fluctuated during the period, increasing from 84.5 times in 2000 to a high of 193.1 times in 2002, then decreased to 113.4 times in 2003 and 110.0 times in 2004, averaging 137.0 times for the five-year period. The Company's sales to net fixed asset ratio decreased from 1.1 times in 2000 to 1.0 times in 2001 before increasing to 1.3 times in 2002, 1.4 times in 2003, and 1.5 times in 2004, averaging 1.3 times over the period.

         In summary, the Company was unprofitable in each year but one over the period examined as measured by pre-tax income, and adjusted net income and by the adjusted return ratios. The total debt to asset ratio and the long-term debt to equity ratio increased during the period reflecting an increase in risk. The liquidity of the Company, as measured by the current and quick ratios, initially deteriorated from 2000 to 2001, then recovered to healthy levels from 2002 to 2004.




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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 48

--------------------------------------------------------------------------------
Cross Sectional Analysis


         To acquire a better impression of ITEC's trailing twelve-month performance ending June 30, 2005, its record is compared with the median or average experience of other restaurants and motion picture exhibitors. Financial data on restaurants and motion picture exhibitors is collected by Risk Management Association (RMA), Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies. Although the activities of the companies in the group may not be totally consistent with those of ITEC, the information is nevertheless considered representative of firms engaged in the same types of activities as the Company. As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

         Exhibit #11 displays selected 2005 statistics for ITEC and the average of 285 restaurant operators and 19 motion picture exhibitors. Several interesting differences are evident. ITEC reported lower cash as a percent of assets (4.9% vs. 12.6% and 17.9%), its accounts receivable as a percent of assets were 1.5% vs. 4.6% and 0.2%, and ITEC reported lower current assets as a percent of total assets (17.3% vs. 27.2% and 25.5%). The Company's net fixed assets as a percent of total assets were higher than that of the restaurant industry average and motion picture exhibitors industry averages (78.0% vs. 54.1% and 64.2% respectively).

         The Company's 2005 capital structure was also somewhat different to that of the industry averages. The Company's total debt as a percent of total assets was higher than the restaurant industry and the motion picture exhibitors sample group (71.6% vs. 45.4% and 36.9%), as was ITEC's long-term liabilities as a percent of assets (66.8% vs. 40.4% and 44.6%). The Company's current liabilities as a percent of total assets was lower than the industry averages (12.3% vs. 36.4% and 21.3%). Finally, the Company's net worth as a percent of total assets was lower than the industry averages (21.0% vs. 23.2% and 34.1%).

         The Company's operating expenses as a percent of sales were 97.8% compared to the restaurant industry median of 96.2% and the motion picture exhibitors' industry average of 89.4%. The resulting operating income as a percent of sales was 2.2% for ITEC, 3.8% for the restaurants and 10.6% for the motion picture exhibitors. The Company's adjusted pre-tax margin was lower than both industry averages (-2.8% vs. 3.1% and 6.7%).

         The accounts receivable turnover for ITEC was lower than that of the restaurant industry (77.5 times vs. 598.5 times - the motion picture exhibitors did not have data). ITEC's fixed asset turnover was lower than both industry averages (1.5 times vs. 6.2 times and 2.2 times). The Company's total asset turnover ratio (1.2 times) was less than the restaurant industry's (3.0 times) and equal to the motion picture exhibitors' industry average (1.2 times).



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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 49

         The Company's 2005 profitability, as measured by adjusted before-tax return on assets and adjusted before-tax return on equity, was significantly inferior to the industry averages (-3.2% and -15.5% vs. 6.5% and 24.3%; and 6.1% and 22.9% respectively).

         Finally, ITEC's overall financial risk appears to be less than to the industry averages as measured by the current ratio (1.4 times vs. 0.7 times and 1.0 times). ITEC's quick ratio however, was higher than the restaurant sample group median but lower than the movie theater industry group median (0.5 times vs. 0.4 times and 0.9 times). The Company's total debt to equity ratio was lower than the restaurant industry group median but higher than the movie theater group's (3.4 times vs. 3.7 times and 2.8 times).

         In summary, the overall TTM performance of the Company as of June 30, 2005 was inferior to the average of the industry in virtually every measure, particularly from a profitability standpoint. The Company's fixed asset turnover and accounts receivable turnover ratios were lower than the industry averages indicating less efficiency from an operating standpoint. Finally, the financial risk of the Company, as measured by liquidity and debt-to-equity ratios, was in line with the industry group medians.


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 50

--------------------------------------------------------------------------------
Estimates Of Value



--------------------------------------------------------------------------------
      Overview

         Four widely recognized approaches are used to estimate the fair value of ITEC's common stock as of June 30, 2005: book value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, however, the nature of the security being valued and the expected income of ITEC must be discussed.


--------------------------------------------------------------------------------
      Nature of the Security

         The value of a security is influenced by many of its characteristics, including control and marketability.

         Control: The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. This report determines the value of the Company on a fair value basis, which is basically the value of the Company without minority interest discounts or on a control basis. Thus, a control premium is applicable.

         Marketability: The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. An owner of publicly traded securities can know at all times the market value of his holding assuming that there is an active market in the stock. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

         While ITEC is a publicly traded stock, its trading volume is very small, it does not have a research following and as a result is less liquid than larger well-known companies. Liquidating a position in the Company could still be a more costly and time-consuming process than liquidating stock in publicly traded firms with more active trading. Therefore, a discount relative to the values of publicly traded securities should be applied to the value of ITEC securities to reflect this limited marketability.



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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 51

--------------------------------------------------------------------------------
      Normalization of Earnings

         The reported net income of a typical firm may be subject to random fluctuations as well as external and internal shocks. In such cases, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to which to apply the market value approach.

         Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. Adjustments have been made to the reported income statements of ITEC in an attempt to more accurately ascertain the Company's earning generating capacity (see Exhibit #1). Losses and gains from the interest rate swap have been added back to pre-tax income to reflect the earning power of the Company on an on-going basis.

         The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings. Several procedures are used to normalize and project earnings. These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis); past net margins applied to statistically derived sales estimates, and income statement projections. However, In the case of ITEC, no extraordinary events occurred that required normalization.

         Past Averages: A method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to sales forecasts to derive net income forecasts. The rationale is that sales tend to be more stable than net income.

         Company Projections/Projected Cash Flow: ITEC's management has not prepared financial projections to be analyzed. Management has stated that it believes its earnings will grow at approximately 3% going forward. Accordingly, the Company's TTM net cash flow has been projected forward one year and then capitalized. This is discussed further in the "income value" section of the report that follows.

         ITEC's management has represented the projection as being reasonable and as representing its best estimates as to the future prospects of the Company. However, it should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.



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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 52

--------------------------------------------------------------------------------
Book Value

         The book value of a company's assets reflects their depreciated historical cost, rather than their fair market value. As such, book value normally bears only a tenuous relationship to the market value of a company. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of ITEC as of June 30, 2005 was $1,682,353 (see Exhibit #8).


--------------------------------------------------------------------------------
Liquidation Value

         A common alternative measure of book value is the liquidation value of a company. A quitting concern concept, liquidation value is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what its assets could be sold for (net of liabilities), but is rather a function of how they can be utilized in generating revenue and net income.

         In the case of ITEC, the Company has not been operating at a profit and can be characterized as having negligible net cash flow. Therefore, the liquidation value of the Company should be analyzed to ascertain whether the asset value of the Company is worth more than the cash flow these assets can generate.

         According to the "Guide To Business Valuations" by Jay E. Fishman, Shannon P. Pratt, J. Clifford Griffith, and D. Keith Wilson, this method generally consists of the following steps:

              1. Obtain the company's balance sheet as of or as near as possible to the valuation date;
              2. Adjust the balance sheet, if necessary, for known missing assets or liabilities, or to update the balance sheet to the date of the valuation;
              3.     Determine the approach to liquidate the company's assets;
              4. Determine the amount of proceeds from liquidation net of applicable expenses;
              5. Add or subtract operating profits or losses during the liquidation period;
              6.     Subtract the liquidation value of all liabilities;
              7. Consider tax implications of liquidation: income tax provision for the liquidation period and capital gains tax for sale of assets;
              8.     Subtract   the   liquidation   preference   of  any  senior
                     securities;
              9.     Discount   to   present   value  the   proceeds   from  the
                     liquidation;
              10. Consider the applicability of discounts for marketability and minority interest.

         We have endeavored to follow these steps to arrive at a liquidation value. The Company has provided a balance sheet as of the valuation date. An assumption was made that the Company's assets would be


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 53
         disposed of in an orderly liquidation over a period of nine months. Proceeds from the liquidation assets and liabilities are presented in Exhibit #12, a hypothetical liquidation schedule for ITEC, which provide the assumptions that are the basis for the adjustments from carrying value to liquidation value. HVA believes that there would not be tax issues because any capital gain obligations would be offset by the Company's tax loss carry forward of approximately $5.0 million and any losses would result in further carry forwards or credits that would not have any value in a liquidation.

         Exhibit #13 provides analysis, supporting calculations, and assumptions for the adjustments to the real estate appraisal with regard to associated costs of liquidation and discounting the flows to present value. The first step is to begin with the appraised value of ITEC's fixed assets, which we have taken from a real estate appraisal of the Company's property, performed by Cooper Appraisal, LLC and dated May 15, 2005. The appraisal places a value of $8.43 million on the property and contemplates a marketing period "from six months to twelve months due to the oversupply of commercial properties in the Branson area". It is also worth noting that the appraisal's highest and best use is "as a mixed-use theater/mall", which is exactly what ITEC has done with the property.

         It is important to note that HVA is not a real property, equipment or inventory appraisal firm, and does not represent itself as having any expertise in these areas. It is beyond the scope of this study and our expertise to make any independent investigations as to the value of the Company's real property, equipment or inventory, or to ascertain the accuracy or reliability of estimates of the value of such assets made by either Cooper Appraisal, LLC or Company management, which were relied upon, and accordingly we offer no opinion as to the accuracy of the real estate appraisal nor of the data relied upon in the report contained therein. Those estimates partially form the basis for, and are integral parts of, our valuation analyses and we have assumed without independent verification that they are reasonably accurate.

         It is our opinion that all related cash flows should be discounted to reflect the time needed to realize a sale of the property. It is also customary to deduct selling costs from the proceeds; in this case, six percent has been used as an estimate of the realty commissions and $50,000 in legal expenses has been added to the costs. These costs are also discounted to reflect the timing of the flows. The discount rate used in these calculations is 20.1 percent, which comes from Exhibit #20.

         We believe that were the Company to liquidate its assets, it would remain operational for a nine-month marketing period (the midpoint between the six months to one year the Cooper Appraisal mentions as an appropriate marketing period) and operate on a slightly negative cash flow basis based on historical data. Nine months of operating losses is estimated to be $195,652 based on the trailing twelve months ended June 30, 2005 with the assumption of no growth. As the cash flow would be


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 54
         recognized throughout the nine months it will be discounted to reflect the timing of the flows. When these flows are discounted using the mid-year convention and the equity rate of 20.1 percent, the discounted operating loss is estimated to be $182,668.

         After performing the calculations in Exhibit #13, the building and chattel valued in the real estate appraisal are adjusted to $6,863,770. In addition, the Company has represented that it owns a condo with a market value of $94,880, film valued at $45,000, a Cadillac STS with a value of $37,000, two Ford Expeditions with values of $13,500 and $6,040 and a Chevy van with a value of $13,500. The total liquidation value of the Company's fixed assets is $7,060,191 and is shown in Exhibit #12. The majority of the other assets on the balance sheet are carried over at 100 percent of their recorded value; the exceptions are inventories, which were estimated to be 60 percent of their recorded value; and prepaid leases related to Company obligations with IMAX and the land lease, which have been adjusted to zero as they would have no value under the scenario where ITEC were to sell to a third party operator. The result is total assets of $7,916,247. Liabilities are considered at 100 percent of their recorded value with the exception of accrued lease expense which is reduced to zero as it represents an accounting convention and would not be owed if the Company liquidated. To reach the liquidation value, we start with total assets of $7,916,247 and subtract $5,670,912 of liabilities, $182,668 in projected operating losses and $131,013 compensatory management bonuses (bonuses used to keep employees on after they learn of a liquidation), an estimated liquidation value of $1,931,654 is derived. If this figure is greater than the estimate of value for the company as a going concern, it will be used to determine the value of ITEC's common stock on a fair value basis as of June 30, 2005.


--------------------------------------------------------------------------------
Transaction Value

         Transaction value is the value at which shares of the Company were recently sold. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's-length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

         As previously mentioned, although ITEC shares trade in the over-the-counter market, its share trades are minimal. Exhibit #14 shows the trading volume from April 1, 2005 to June 30, 2005. According to this data, some 17,100 shares were sold at value of approximately $2,756.00 representing an average share price of $0.16. The indicated market capitalization of the Company as of June 30, 2005 on a minority basis based on 7,958,058 shares outstanding was $1,282,597.


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ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 55

         Applying a control premium of 30% and a marketability discount of 10 percent to this estimate of value results in a market capitalization of $1,500,638 or $0.19 per share on a control basis. This estimate will be used to determine the value of ITEC's common stock as of June 30, 2005.


--------------------------------------------------------------------------------
Market Value - Guideline Company Method

         This market value approach attempts to determine the value of ITEC by comparing it with other comparable firms or guideline companies traded in active, public markets. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share; and a comparative market value of invested capital (MVIC) to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio. This reflects the market value of equity plus the market value of interest bearing debt per dollar of earnings before interest, taxes, depreciation and amortization. Appropriate ratios for ITEC can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry. In ITEC's case, the ratios were determined by taking an average of the ratios in the restaurant and motion picture exhibitor industries.

         The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the marketplace as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participating investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

         Ideally, market value ratios for ITEC should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many restaurants and movie theaters with operations similar to the Company are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 56
         inferences regarding the market value of ITEC. Therefore, a group of larger publicly traded restaurants and movie theaters has been selected as being representative of the industry in which the Company operates.

         Exhibit #15 presents the names and brief descriptions of a sample group of two motion picture exhibitors and seven restaurant operators considered representative of the industries of which ITEC is a member. Although these companies obviously differ somewhat from ITEC, in that they are much larger and enjoy economies of scale and synergies that may not be available to smaller companies such as ITEC, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and ITEC are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

         Exhibit #16 displays the June 30, 2005 market value ratios of the companies in the publicly traded sample group. It must be mentioned that this sample is small statistically speaking, although they are motion picture exhibitors, the data points are not as tightly grouped as we desire. Unfortunately, these companies represent the best guideline companies in the public market for use in this analysis. The restaurant group was larger and offered more data points.

         ITEC was a considerably smaller company than the average of the sample groups in terms of total revenues. ITEC's TTM revenues of June 30, 2005 were $9.4 million compared to the movie theater sample group median of $1,491.9 million and the restaurant sample group median of $53.8 million. ITEC's performance, as measured by net margin, was inferior to the median of the movie theater sample group but superior to the restaurant sample group median (-1.7% vs. 4.4% and -3.7%). The Company's loss on equity of -9.6% was inferior to that of the movie theater sample group median of 69.7% and to the restaurant sample group median of -7.5%. ITEC's loss on assets of -2.0% was also inferior to the movie theater sample group median of 3.8% but superior to that of the restaurant sample group median of -4.8%. ITEC's debt to equity ratio was higher than the median of the restaurant sample group but lower than the movie industry sample group (3.4 vs. 0.3 and 12.6). The Company's liquidity, as measured by the current ratio, was superior to the movie theater sample group median and equal to the restaurant sample group median (1.4 vs. 0.8 and 1.4).

         The Company compares unfavorably to the industry sample groups in terms of profitability as measured by return on equity, return on assets, and net margin. It is worth noting that the Company is more liquid than the sample group medians as measured by the current ratio and higher in financial risk as measured by the debt to equity ratio. In summary, ITEC appears to represent an slightly better investment opportunity



--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 57
         compared to the restaurant sample group and an inferior investment opportunity compared to the movie industry sample group from the perspective of return on assets, return on equity, and net margin. The attractiveness of an investment in the Company is also negatively affected by the Company's significantly smaller size and geographic market.

         Exhibit #17 displays the applicability of the industry sample group market ratios to ITEC's TTM ended June 30, 2005 financial results. Due to the small sample size, the disparate data the group of guideline companies provides, and in the case of certain valuation multiples very limited data points are provided, the median values of each multiple will be applied. To the industry sample's median, price to revenue ratio of 0.6, price-earnings ratio of 27.9, price to book ratio of 1.80, and MVIC to EBITDA ratio of 9.89, a 10% discount is applied to reflect the relative lack of marketability of ITEC's shares and a 20% discount is applied to reflect the smaller size of the Company compared to the companies in the sample group and a 30% control premium. Finally, an additional 20% discount has been applied solely to the revenue multiple to account for ITEC's inferior net margin compared to the other motion picture exhibitors.

         Application of the resulting price to revenue ratio of 0.45 to ITEC's TTM 2005 revenue of $9,380,000 yields a market value estimate of $4,221,000. Application of the resulting price-earnings ratio of 26.1 to ITEC's TTM June 30, 2005 adjusted loss of ($162,000) yields a non-meaningful number. Application of the resulting price to book ratio of 1.7 times to ITEC's book value as of June 30, 2005 of $1,682,000 yields a market value estimate of $2,826,000. Finally, application of the resulting MVIC to EBITDA multiple of 9.3 to the Company's TTM 2005 EBITDA of $772,000 yields a market value estimate of $2,075,000 (net of debt).

         Because ITEC realized a net loss for the TTM period, the price-earnings multiple does not yield a meaningful estimate of value for the Company. Each of these other market value figures will be considered in arriving at a final estimate of the fair value of the common stock of ITEC as of June 30, 2005.


--------------------------------------------------------------------------------
Market Value - Comparable Company Transaction Method

         Transactions involving the sale of private and public companies are useful determinants of value however, they indicate what the market values a company for on a control basis. This value is often considerably higher than that of a publicly traded share of a company for the reasons previously mentioned.

         Exhibit #18 details ten transactions of companies in the restaurant industry that have occurred from 2001 to 2004 and three transactions in the motion picture exhibitor industry that occurred between 1998 and 2004. To identify these transactions a search was performed using Pratt Stats(TM), Mergerstat/Shannon Pratt's Control Premium Study(TM), and



--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 58

         Mergerstat's databases. Of all the transactions identified, only ten restaurant and three movie theater transactions were deemed to be useful for deriving estimates of value for ITEC. In certain cases, the acquired company was located abroad and did not represent U.S. market transactions. In other cases, the restaurant operators were not comparable entities (food service or catering companies for example).

         This group of comparable transactions also is small from a statistical perspective yields statistical data of limited quality. The median valuation multiples will be utilized for the same reasons mentioned for the guideline company approach (limited sample size and questionable similarity). As in the previous case, the average of the two industry medians will be applied to ITEC.

         The median market multiples derived from the transactions listed in Exhibit #18 are a price to revenue ratio of 0.37 times, a price earnings ratio of 11.7 times, a price to book value ratio of 1.03 times, and a Market Value of Invested Capital (MVIC) to EBITDA ratio of
         7.3 times. Exhibit #19 displays market value ratios for transactions of these companies.

         To these derived median multiples, a 7% discount was applied due to the risk associated with the small size of the Company. The result is an adjustment factor of 93.0%. Application of the 93.0% factor to the median price to revenue ratio of 0.37 times results in an adjusted ratio of 0.34 times; Application of the 93.0% factor to the median price earnings ratio of 11.7 times results in an adjusted ratio of 10.9 times; application of the adjustment factor to the MVIC to EBITDA ratio of 7.3 times results in an adjusted ratio of 6.8 times; and application of the factor to the price to book ratio 1.03 times results in an adjusted ratio of 1.0 times.

         Applying the revenue ratio of 0.34 to the Company's TTM June 30, 2005 revenue of $9,380,000 results in an estimate of value of $3,189,000. The adjusted price earnings multiple is non-meaningful as ITEC realized an adjusted net loss as of TTM period ended June 30, 2005. Applying the adjusted EBITDA multiple of 6.8 to the Company's TTM 2005 EBITDA of $772,000 results in an estimate of value of $183,900 (net of debt). Finally, the Company's book value of $1,682,000 multiplied by the adjusted price to book value ratio of 0.96 times yields a product of $1,615,000. These value estimates will be considered in deriving an estimate of fair market value for the Company as of June 30, 2005.



--------------------------------------------------------------------------------
Income Value

         The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholders. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 59

         The present value of future income depends on the amount and timing of that income. Since the amount and timing are uncertain, income might be less than expected and/or income might materialize later than expected, this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.

         The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's stock, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

              o Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

              o A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

              o On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

         Thus, it is possible to estimate an "objective" valuation of a company based on a discount rate derived from the market.

         Exhibit #20 identifies and quantifies the various components of the discount rate. As can be seen, the rate of return required on "typical" publicly traded common stocks is approximately 7.2 percent above the prevailing risk-free rate (or 11.5 percent, assuming a risk-free rate of return, as represented by the June 30, 2005 20-Year Treasury Bond rate, of 4.28 percent). The next premium an investor would require from his holding of a minority interest in the Company's common stock corresponds to a size premium, which can be obtained from looking at Ibbotson's 10th smallest decile size premium which is estimated to be
         6.34 percent. An industry specific premium or discount is applied next; in this case the average of eating and drinking places (-2.5%) and of motion picture theaters (-5.9%) is a discount of 4.2 percent (that is, investors will accept a return that is 4.2 percent lower than the average yield available in the 10th smallest decile segment of common


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 60
         stock market). Finally, company-specific risks are applied. In the case of the Company a 2.0 percent risk premium was applied due to its smaller size, a 3.0 percent risk premium was applied given the Company's history of lack of profitability, and a 1.5 percent discount was applied due to the Company's limited geographic market area. The result is a discount rate for ITEC's future cash flows of 20.1 percent and a capitalization rate (capitalization rate = discount rate - perpetual growth rate) of 17.1 percent, assuming a 3 percent perpetual growth rate.

         Income Value Estimate: The income valuation model used is based on the assumption that the Company's cash flow is retained in total and dividend payments deferred until a specified year when the Company begins paying all of its cash flow out as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the Company's internally financed growth ceases. In the absence of new external financing, the Company reaches a "steady state" and cash flow remains constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

         If it is assumed that all of ITEC's projected net cash flow will be available to be paid out as dividends to shareholders from the valuation date forward, and if it is further assumed that post-2005 net cash flow will grow at a compound annual rate of 3.0% from the projected 2005 level, a capitalized value of projected earnings of the Company as of June 30, 2005 of $1,101,640 is derived (see Exhibit #5). This has been accomplished by increasing the TTM June 30, 2005 adjusted net cash flow of $182,840 by 3% yielding $188,325. This figure is then capitalized by dividing it by the capitalization rate which is the discount rate less the long-term growth rate or (20.1% less 3.0% or 17.1%). This results in an estimate of value of $1,101,640, which then receives a premium for control of 30% and a discount for marketability of 10% resulting in an estimate of value of $1,288,919 on a slightly illiquid controlling interest basis. This figure will be considered in arriving at a final estimate of the fair value of the Company as of that date.




--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 61

--------------------------------------------------------------------------------
Summary And Conclusion


         To arrive at a final estimate of value, two scenarios were taken: first, the Company is valued as a going concern; and the second is that the Company is liquidated.

                                     Estimates of Value
                                   ITEC Attractions, Inc.
                                      Fair Value Basis
                                        June 30, 2005
                                           ($000s)
--------------------------------------------------------------------------------

                                                                       Implied
                                             Equity Value           Equity Value
                                              Estimate      Weight  Contribution
Cost
Book Value                                      2,236         0.0%             0
Orderly Liquidation Value                       1,932         0.0%             0
Market - Guideline
Price/Revenue                                   4,221         5.0%           211
Price/Book                                      2,826         0.0%             0
MVIC/EBITDA                                     2,076        12.5%           259
Market - Comparable Transactions
Price/Revenue                                   3,189         5.0%           159
Price/Book                                      1,615         0.0%             0
MVIC/EBITDA                                       184         0.0%             0
Trading Value                                   1,501        35.0%           525
Income Value                                    1,289        42.5%           548
                                                      --------------------------
Total                                                       100.0%        $1,703

Going Concern Valuation
Estimate of Value
  Control - Limited Marketability (rounded)                               $1,700

Shares Outstanding as of 6/30/05                                       7,958,058
Value per Share (Fair Value Basis)                                        $0.214
                                                                   =============


Liquidation Valuation
Orderly Liquidation Value                                             $1,931,654
Shares Outstanding as of 6/30/05                                       7,958,058
Value per Share (Fair Value Basis)                                        $0.243
                                                                   =============



--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 62

--------------------------------------------------------------------------------
Going Concern Analysis

         Four approaches have been considered in timating the fair value of the common stock of ITEC as of ne 30, 2005: book value, transaction value, market value and income value. The outcomes are summarized below. The assumptions and corresponding data of each method have been analyzed and weighted based on the relative justification of each. In doing so the most weight has been given to the income method, the second most weight was placed on trading history (had there been a truly active market this method would have received the highest consideration), the next most weighted approach was the market method and no weight was accorded the cost approach because that is only applicable if the Company is liquidated. It is our opinion that a reasonable estimate of the fair value of the common stock of ITEC on a going concern basis as of June 30, 2005 for the purpose of exploring a buyout of minority shareholders purposes is $1.7 million, or $0.214 per share based on 7,958,058 common shares and equivalents of the Company's common stock issued and outstanding, as of that date.


--------------------------------------------------------------------------------
Liquidation Analysis

         The Company received a real estate appraisal from Cooper Appraisal LLC in which a value of $8,430,000 was arrived at for the Company's building and the chattel within. In addition, ITEC owns a condominium, film and four automobiles. This has been discussed in a previous section of our report and in Exhibits #12 and #13. Using this approach, the fair value of the common stock of ITEC on a liquidation basis as of June 30, 2005 for the purpose of exploring a buyout of minority shareholders purposes is $1,931,654 or $0.243 per share based on 7,958,058 common shares and equivalents of the Company's common stock issued and outstanding, as of that date.


--------------------------------------------------------------------------------
Conclusion

         Since the liquidation approach results in a higher value, we conclude that the liquidation value should be used as the sole indicator of value and that the fair value of ITEC as of June 30, 2005 on a minority interest basis is $1,931,654 or $0.243 per share based on 7,598,058 common shares and equivalents outstanding, as of that date.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of June 30, 2005                     Page 63

                                   EXHIBIT #1

                             ITEC Attractions, Inc.
                          Historical Income Statements
                       Years Ended December 31, 2000-2004


                                                       2000            2001            2002            2003           2004
                                                       ----            ----            ----            ----           ----
Revenues
Theater and Concession                              $2,458,421      $2,282,827       3,216,959      3,667,360      3,875,146
Food Service                                         3,226,549       3,389,642       3,671,320      3,693,716      3,730,872
Gift Shops                                             711,059       1,240,794       1,413,585      1,363,355      1,337,390
Mall Operations                                        510,559         435,947         463,839        487,610        515,136
                                                 ----------------------------------------------------------------------------

Total Revenues                                       6,906,588       7,349,210       8,765,703      9,212,041      9,458,544

Direct Expenses
Theater and Concession                               1,356,589       1,444,687       1,829,144      2,267,728      2,515,447
Food Service                                         2,751,418       2,611,327       2,840,119      2,876,130      2,965,082
Gift Shops                                             486,338         913,417         998,631      1,047,432      1,007,754
Mall Operations                                        366,278         321,073         407,468        424,793        472,236
                                                 ----------------------------------------------------------------------------

Total Direct Expenses                                4,960,623       5,290,504       6,075,362      6,616,083      6,960,519

Gross Profit                                         1,945,965       2,058,706       2,690,341      2,595,958      2,498,025

Operating Expenses
General & Administrative                               775,789         718,533         770,389        848,401        857,743
Advertising & Marketing                                776,505         704,048         780,373        802,076        800,357
Depreciation & Amortization                            472,538         506,674         538,667        534,645        545,854
                                                 ----------------------------------------------------------------------------

Total Operating Expenses                             2,024,832       1,929,255       2,089,429      2,185,122      2,203,954

Operating Income                                       (78,867)        129,451         600,912        410,836        294,071

Other Income/(Expense)
Interest Income                                         10,189           3,935           1,124          1,570          5,124
Interest Expense                                      (345,500)       (404,105)       (509,100)      (482,143)      (475,452)
Gain/(Loss) on derivative financial instrument               0        (185,897)       (219,345)       187,434        276,452
                                                 ----------------------------------------------------------------------------
Total Other Income/(Expense)                          (335,311)       (586,067)       (727,321)      (293,139)      (193,876)

Pre-Tax Earnings                                      (414,178)       (456,616)       (126,409)       117,697        100,195
                                                 ============================================================================

Adjustments to Income Statement
Pre-Tax Earnings                                      (414,178)       (456,616)       (126,409)       117,697        100,195
Add-back Gain (Loss) on Derivative Instrument                0         185,897         219,345       (187,434)      (276,452)
                                                 ----------------------------------------------------------------------------
Adjusted Pre-Tax Earnings                             (414,178)       (270,719)         92,936        (69,737)      (176,257)
Provision for Income Tax                              (157,388)       (102,873)         35,316        (26,500)       (66,978)
                                                 ----------------------------------------------------------------------------
Adjusted Net Income (Loss)                            (256,790)       (167,846)         57,620        (43,237)      (109,279)
                                                 ============================================================================

                                   EXHIBIT #2

                             ITEC Attractions, Inc.
                 Income Statement Items as a % of Total Revenues
                       Years Ended December 31, 2000-2004

                                                                                                                      2000-2004
                                                      2000         2001          2002          2003         2004       Average
                                                      ----         ----          ----          ----         ----       -------
Revenues
Theater and Concession                                35.6%        31.1%         36.7%        39.8%        41.0%         36.8%
Food Service                                          46.7%        46.1%         41.9%        40.1%        39.4%         42.9%
Gift Shops                                            10.3%        16.9%         16.1%        14.8%        14.1%         14.4%
Mall Operations                                        7.4%         5.9%          5.3%         5.3%         5.4%          5.9%
                                                 ------------------------------------------------------------------------------

Total Revenues                                       100.0%       100.0%        100.0%       100.0%       100.0%        100.0%

Direct Expenses
Theater and Concession                                19.6%        19.7%         20.9%        24.6%        26.6%         22.3%
Food Service                                          39.8%        35.5%         32.4%        31.2%        31.3%         34.1%
Gift Shops                                             7.0%        12.4%         11.4%        11.4%        10.7%         10.6%
Mall Operations                                        5.3%         4.4%          4.6%         4.6%         5.0%          4.8%
                                                 ------------------------------------------------------------------------------

Total Direct Expenses                                 71.8%        72.0%         69.3%        71.8%        73.6%         71.7%

Gross Profit                                          28.2%        28.0%         30.7%        28.2%        26.4%         28.3%

Operating Expenses
General & Administrative                              11.2%         9.8%          8.8%         9.2%         9.1%          9.6%
Advertising & Marketing                               11.2%         9.6%          8.9%         8.7%         8.5%          9.4%
Depreciation & Amortization                            6.8%         6.9%          6.1%         5.8%         5.8%          6.3%
                                                 ------------------------------------------------------------------------------

Total Operating Expenses                              29.3%        26.3%         23.8%        23.7%        23.3%         25.3%

Operating Income                                      (1.1%)        1.8%          6.9%         4.5%         3.1%          3.0%

Other Income/(Expense)
Interest Income                                        0.1%         0.1%          0.0%         0.0%         0.1%          0.1%
Interest Expense                                      (5.0%)       (5.5%)        (5.8%)       (5.2%)       (5.0%)        (5.3%)
Gain/(Loss) on derivative financial instrument         0.0%        (2.5%)        (2.5%)        2.0%         2.9%         (0.0%)
                                                 ------------------------------------------------------------------------------
Total Other Income/(Expense)                          (4.9%)       (8.0%)        (8.3%)       (3.2%)       (2.0%)        (5.3%)

Pre-Tax Earnings                                      (6.0%)       (6.2%)        (1.4%)        1.3%         1.1%         (2.3%)
                                                 ==============================================================================

Adjustments to Income Statement
Pre-Tax Earnings                                      (6.0%)       (6.2%)        (1.4%)        1.3%         1.1%         (2.3%)
Add-back Gain (Loss) on Derivative Instrument          0.0%         2.5%          2.5%        (2.0%)       (2.9%)         0.0%
                                                 ------------------------------------------------------------------------------
Adjusted Pre-Tax Earnings                             (6.0%)       (3.7%)         1.1%        (0.8%)       (1.9%)        (2.2%)
Provision for Income Tax                              (2.3%)       (1.4%)         0.4%        (0.3%)       (0.7%)        (0.9%)
                                                 ------------------------------------------------------------------------------
Adjusted Net Income                                   (3.7%)       (2.3%)         0.7%        (0.5%)       (1.2%)        (1.4%)
                                                 ==============================================================================

                                   EXHIBIT #3

                             ITEC Attractions, Inc.
                       Income Statement Item Growth Rates
                       Years Ended December 31, 2000-2004

                                                                                                                       2000-2004
                                                                                                                        Compound
                                                    2000            2001         2002          2003         2004        Growth
                                                    ----            ----         ----          ----         ----       ---------
Revenues
Theater and Concession                               -              (7.1%)       40.9%        14.0%         5.7%         12.0%
Food Service                                         -               5.1%         8.3%         0.6%         1.0%          3.7%
Gift Shops                                           -              74.5%        13.9%        (3.6%)       (1.9%)        17.1%
Mall Operations                                      -             (14.6%)        6.4%         5.1%         5.6%          0.2%
                                                 ------------------------------------------------------------------------------
                                                     -
Total Revenues                                       -               6.4%        19.3%         5.1%         2.7%          8.2%

Direct Expenses
Theater and Concession                               -               6.5%        26.6%        24.0%        10.9%         16.7%
Food Service                                         -              (5.1%)        8.8%         1.3%         3.1%          1.9%
Gift Shops                                           -              87.8%         9.3%         4.9%        (3.8%)        20.0%
Mall Operations                                      -             (12.3%)       26.9%         4.3%        11.2%          6.6%
                                                 ------------------------------------------------------------------------------

Total Direct Expenses                                -               6.6%        14.8%         8.9%         5.2%          8.8%
                                                 ------------------------------------------------------------------------------

Gross Profit                                         -               5.8%        30.7%        (3.5%)       (3.8%)         6.4%

Operating Expenses
General & Administrative                             -              (7.4%)        7.2%        10.1%         1.1%          2.5%
Advertising & Marketing                              -              (9.3%)       $0.11         2.8%        (0.2%)         0.8%
Depreciation & Amortization                          -               7.2%         6.3%        (0.7%)        2.1%          3.7%
                                                 ------------------------------------------------------------------------------

Total Operating Expenses                             -              (4.7%)        8.3%         4.6%         0.9%          2.1%
                                                 ------------------------------------------------------------------------------

Operating Income                                     -            (264.1%)      364.2%       (31.6%)      (28.4%)           NM

Other Income/(Expense)
Interest Income                                      -             (61.4%)      (71.4%)       39.7%       226.4%        (15.8%)
Interest Expense                                     -              17.0%        26.0%        (5.3%)       (1.4%)         8.3%
Gain/(Loss) on derivative financial instrument       -                 NM        18.0%           NM        47.5%            NM
                                                 ------------------------------------------------------------------------------
Total Other Income/(Expense)                         -              74.8%        24.1%       (59.7%)      (33.9%)       (12.8%)

Pre-Tax Earnings                                     -              10.2%       (72.3%)          NM       (14.9%)           NM

Adjustments to Income Statement
Pre-Tax Loss                                         -              10.2%       (72.3%)          NM       (14.9%)           NM
Add-back Gain (Loss) on Derivative Instrument        -                 NM        18.0%           NM        47.5%            NM
                                                 ------------------------------------------------------------------------------
Adjusted Pre-Tax Loss                                -             (34.6%)     (134.3%)     (175.0%)      152.7%        (19.2%)
Provision for Income Tax                             -             (34.6%)     (134.3%)     (175.0%)      152.7%        (19.2%)
                                                 ------------------------------------------------------------------------------

Adjusted Net Loss                                    -             (34.6%)     (134.3%)     (175.0%)      152.7%        (19.2%)
                                                 ==============================================================================

                                   EXHIBIT #4

                             ITEC Attractions, Inc.
                          Historical Income Statements
                        6 Months Ended June 30, 2004-2005


                                                       Historical Income            Income Statement Items          Compound
                                                          Statements                 As a % of Net Sales             Growth
                                                     June 30,      June 30,         June 30,     June 30,           June 30,
                                                       2004          2005             2004         2005               2005
                                                     --------      --------         --------     --------           --------
Revenues
Theater & Concession                                1,648,606     1,542,630            42.5%        40.6%              (6.4%)
Restaurant & Deli                                   1,352,791     1,352,365            34.9%        35.6%              (0.0%)
Gift Shop                                             427,104       450,854            11.0%        11.9%               5.6%
Mall Operation                                        448,204       452,430            11.6%        11.9%               0.9%
                                               -----------------------------    --------------------------       ------------

Total Revenues                                      3,876,705     3,798,279           100.0%       100.0%              (2.0%)
                                               -----------------------------    --------------------------       ------------

Direct Expenses
Theater & Concession                                1,176,570     1,130,130            30.3%        29.8%              (3.9%)
Restaurant & Deli                                   1,312,399     1,305,198            33.9%        34.4%              (0.5%)
Gift Shop                                             420,410       421,237            10.8%        11.1%               0.2%
Mall Operation                                        229,449       203,633             5.9%         5.4%             (11.3%)
                                               -----------------------------    --------------------------       ------------

Total Direct Expenses                               3,138,828     3,060,198            81.0%        80.6%              (2.5%)

Gross Profit                                          737,877       738,081            19.0%        19.4%               0.0%

Operating Expenses
General & Administrative Expense                      414,182       449,065            10.7%        11.8%               8.4%
Advertising & Marketing                               387,620       420,700            10.0%        11.1%               8.5%
Depreciation & Amortization                           268,652       287,377             6.9%         7.6%               7.0%
                                               -----------------------------    --------------------------       ------------

Total Operating Expenses                            1,070,454     1,157,142            27.6%        30.5%               8.1%

Operating Income                                     (332,577)     (419,061)           (8.6%)      (11.0%)                NM

Other Income/(Expense)
Interest Income                                           812         4,275             0.0%         0.1%             426.5%
Interest Expense                                     (237,925)     (239,516)           (6.1%)       (6.3%)              0.7%
Gain (Loss) on Derivative Transaction                 162,665       100,790             4.2%         2.7%                 NM
                                               -----------------------------    --------------------------       ------------
Total Other Income/(Expense)                          (74,448)     (134,451)           (1.9%)       (3.5%)                NM

Pre-Tax Earnings                                     (407,025)     (553,512)          (10.5%)      (14.6%)             36.0%
                                               =============================    ==========================       ============


                                   EXHIBIT #5

                             ITEC Attractions, Inc.
                           Historical Income Statement
               Trailing Twelve Months ("TTM") as of June 30, 2005


                                                                TTM                       % of
                                                            June 30, 2005                 Sales
                                                            -------------                 -----
Revenues
Theater and Concession                                         $3,769,170                 40.2%
Food Service                                                    3,730,446                 39.8%
Gift Shops                                                      1,361,140                 14.5%
Mall Operations                                                   519,362                  5.5%
                                                         -----------------         -------------
Total Revenues                                                  9,380,118                100.0%

Direct Expenses
Theater and Concession                                          2,469,007                 26.3%
Food Service                                                    2,957,881                 31.5%
Gift Shops                                                      1,008,581                 10.8%
Mall Operations                                                   446,420                  4.8%
                                                         -----------------         -------------
Total Direct Expenses                                           6,881,889                 73.4%

Gross Profit                                                    2,498,229                 26.6%

Operating Expenses
General & Administrative                                          892,626                  9.5%
Advertising & Marketing                                           833,437                  8.9%
Depreciation & Amortization                                       564,579                  6.0%
                                                         -----------------         -------------
Total Operating Expenses                                        2,290,642                 24.4%

Operating Income                                                  207,587                  2.2%

Other Income/(Expense)
Interest Income                                                     8,587                  0.1%
Interest Expense                                                 (477,043)                (5.1%)
Gain/(Loss) on derivative financial instrument                    214,577                  2.3%
                                                         -----------------         -------------
Total Other Income/(Expense)                                     (253,879)                (2.7%)

                                                         -----------------
Pre-Tax Earnings                                                  (46,292)                (0.5%)
                                                         =================         =============

Adjustments to Income Statement
Pre-Tax Earnings                                                  (46,292)                (0.5%)
Add-back Gain (Loss) on Derivative Instrument                    (214,577)                (2.3%)
                                                         -----------------         -------------
Adjusted Pre-Tax Earnings                                        (260,869)                (2.8%)
Provision for Income Tax                                          (99,130)                (1.1%)
                                                         -----------------         -------------
Adjusted Net Income (Loss)                                       (161,739)                (1.7%)
                                                         =================         =============


Capitalization of TTM Earnings
TTM Adjusted Earnings                                            (161,739)
Plus Depreciation & Amortization                                  564,579
Less: Capex                                                      (220,000)
                                                         -----------------
Net Cash Flow                                                     182,840

Next 12-Month Earnings Projected (103%)                           188,325

Capitalized Value of Projected Earnings                        $1,101,640
   (Marketable Minority Interest Value)
Adjustments to Marketable Minority Interest Value:

Premium for Control                                                   30%
Discount for Lack of Marketability                                    10%

Adjusted Capitalized Income Value                               1,288,919
                                                         =================
   (Non-marketable Controlling Interest Value)


                                   EXHIBIT #6

                             ITEC Attractions, Inc.
                            Historical Balance Sheets
                       Years Ended December 31, 2000-2004

                                                           2000            2001           2002             2003            2004
                                                           ----            ----           ----             ----            ----
ASSETS
Current Assets
Cash                                                    $185,551         $66,084       $399,394        $648,307        $774,159
Accounts Receivable                                       81,716          39,984         45,385          81,261          85,997
Inventories                                              172,884         332,164        376,191         387,053         386,127
Prepaid Expenses & Other                                 101,138          93,363        112,075         108,127         137,052
Prepaid Leases - Current                                 166,915         166,915        104,889         104,889          91,321
                                                 -------------------------------------------------------------------------------

Total Current Assets                                     708,204         698,510      1,037,934       1,329,637       1,474,656

Fixed Assets
Buildings & Leasehold Improvements                     5,838,001       7,118,831      7,193,163       7,502,497       7,585,704
Machinery & Equipment                                  1,114,495       1,345,863      1,522,535       1,557,456       1,628,958
Furniture & Fixtures                                     439,272         586,224        591,456         600,001         618,639
Film Development Costs                                   900,000         900,000        900,000         900,000         900,000
Construction In Progress                                  72,427               0              0               0               0
                                                 -------------------------------------------------------------------------------
Gross Fixed Assets                                     8,364,195       9,950,918     10,207,154      10,559,954      10,733,301
Accumulated Depreciation & Amortization               (2,231,847)     (2,738,521)    (3,277,188)     (3,811,833)     (4,357,687)
                                                 -------------------------------------------------------------------------------

Net Fixed Assets                                       6,132,348       7,212,397      6,929,966       6,748,121       6,375,614

Other Assets
Prepaid Leases                                           798,273         631,358        588,494         483,605         392,283
Other                                                     18,787           5,613          2,643          12,137          12,744
                                                 -------------------------------------------------------------------------------
Total Other Assets                                       817,060         636,971        591,137         495,742         405,027

Total Assets                                          $7,657,612      $8,547,878     $8,559,037      $8,573,500      $8,255,297
                                                 ===============================================================================

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
Current Maturities of L.T.D.                             205,746         242,807        239,674         235,904         217,040
Accounts Payable                                         268,577         357,660        230,943         263,185         247,010
Accrued Expenses                                         183,248         149,950        167,422         216,150         177,861
                                                 -------------------------------------------------------------------------------

Total Current Liabilities                                657,571         750,417        638,039         715,239         641,911

Long-Term Debt                                         3,647,455       4,669,352      4,650,843       4,511,341       4,393,228

Other Liabilities
Accrued Lease Expense                                    422,609         478,956        535,304         591,652         648,000
Interest Rate Swap Agreement                                   0         484,031        703,376         515,942         239,490
Other                                                     30,844          20,739         13,501         103,655          96,802
                                                 -------------------------------------------------------------------------------
Total Other Liabilities                                  453,453         983,726      1,252,181       1,211,249         984,292

Total Liabilities                                      4,758,479       6,403,495      6,541,063       6,437,829       6,019,431

Shareholders' Equity
Common Stock                                               7,938           7,938          7,938           7,938           7,938
Additional Paid-In Capital                            10,781,076      10,781,076     10,781,076      10,781,076      10,781,076
Retained Earnings                                     (7,889,881)     (8,644,631)    (8,771,040)     (8,653,343)     (8,553,148)
                                                 -------------------------------------------------------------------------------

Total Shareholders Equity                              2,899,133       2,144,383      2,017,974       2,135,671       2,235,866

Total Liabilities & Equity                            $7,657,612      $8,547,878     $8,559,037      $8,573,500      $8,255,297
                                                 ===============================================================================

                                   EXHIBIT #7

                             ITEC Attractions, Inc.
                   Balance Sheet Items as a % of Total Assets
                       Years Ended December 31, 2000-2004


                                                                                                                       2000-2004
                                                         2000         2001         2002          2003          2004      Average
                                                         ----         ----         ----          ----          ----
ASSETS
------
Current Assets
Cash                                                      2.4%         0.8%         4.7%         7.6%          9.4%         5.0%
Accounts Receivable                                       1.1%         0.5%         0.5%         0.9%          1.0%         0.8%
Inventories                                               2.3%         3.9%         4.4%         4.5%          4.7%         3.9%
Prepaid Expenses & Other                                  1.3%         1.1%         1.3%         1.3%          1.7%         1.3%
Prepaid Leases - Current                                  2.2%         2.0%         1.2%         1.2%          1.1%         1.5%
                                                 --------------------------------------------------------------------------------

Total Current Assets                                      9.2%         8.2%        12.1%        15.5%         17.9%        12.6%

Fixed Assets
Buildings & Leasehold Improvements                       76.2%        83.3%        84.0%        87.5%         91.9%        84.6%
Machinery & Equipment                                    14.6%        15.7%        17.8%        18.2%         19.7%        17.2%
Furniture & Fixtures                                      5.7%         6.9%         6.9%         7.0%          7.5%         6.8%
Film Development Costs                                   11.8%        10.5%        10.5%        10.5%         10.9%        10.8%
Construction In Progress                                  0.9%         0.0%         0.0%         0.0%          0.0%         0.2%
                                                 --------------------------------------------------------------------------------
Gross Fixed Assets                                      109.2%       116.4%       119.3%       123.2%        130.0%       119.6%
Accumulated Depreciation & Amortization                 (29.1%)      (32.0%)      (38.3%)      (44.5%)       (52.8%)      (39.3%)
                                                 --------------------------------------------------------------------------------

Net Fixed Assets                                         80.1%        84.4%        81.0%        78.7%         77.2%        80.3%

Other Assets
Prepaid Leases                                           10.4%         7.4%         6.9%         5.6%          4.8%         7.0%
Other                                                     0.2%         0.1%         0.0%         0.1%          0.2%         0.1%
                                                 --------------------------------------------------------------------------------
Total Other Assets                                       10.7%         7.5%         6.9%         5.8%          4.9%         7.1%

Total Assets                                            100.0%       100.0%       100.0%       100.0%        100.0%       100.0%
                                                 ================================================================================

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------
Current Liabilities
Current Maturities of L.T.D.                              2.7%         2.8%         2.8%         2.8%          2.6%         2.7%
Accounts Payable                                          3.5%         4.2%         2.7%         3.1%          3.0%         3.3%
Accrued Expenses                                          2.4%         1.8%         2.0%         2.5%          2.2%         2.2%
                                                 --------------------------------------------------------------------------------

Total Current Liabilities                                 8.6%         8.8%         7.5%         8.3%          7.8%         8.2%

Long-Term Debt                                           47.6%        54.6%        54.3%        52.6%         53.2%        52.5%

Other Liabilities
Accrued Lease Expense                                     5.5%         5.6%         6.3%         6.9%          7.8%         6.4%
Interest Rate Swap Agreement                              0.0%         5.7%         8.2%         6.0%          2.9%         4.6%
Other                                                     0.4%         0.2%         0.2%         1.2%          1.2%         0.6%
                                                 --------------------------------------------------------------------------------
Total Other Liabilities                                   5.9%        11.5%        14.6%        14.1%         11.9%        11.6%

Total Liabilities                                        62.1%        74.9%        76.4%        75.1%         72.9%        72.3%

Shareholders' Equity
Common Stock                                              0.1%         0.1%         0.1%         0.1%          0.1%         0.1%
Additional Paid-In Capital                              140.8%       126.1%       126.0%       125.7%        130.6%       129.8%
Retained Earnings                                      (103.0%)     (101.1%)     (102.5%)     (100.9%)      (103.6%)     (102.2%)
                                                 --------------------------------------------------------------------------------

Total Shareholders Equity                                37.9%        25.1%        23.6%        24.9%         27.1%        27.7%

Total Liabilities & Equity                              100.0%       100.0%       100.0%       100.0%        100.0%       100.0%
                                                 ================================================================================

                                   EXHIBIT #8

                             ITEC Attractions, Inc.
                            Historical Balance Sheet
                               As of June 30, 2005



                                               June 30, 2005              %
ASSETS
------
Current Assets
Cash                                                $397,410             4.9%
Accounts Receivable                                  121,033             1.5%
Inventories                                          537,349             6.7%
Prepaid Expenses & Other                             268,256             3.3%
Prepaid Leases - Current                              64,185             0.8%
                                              ---------------      -----------

Total Current Assets                               1,388,233            17.3%

Net Fixed Assets                                   6,261,487            78.0%

Other Assets
Prepaid Leases                                       366,975             4.6%
Deposits                                              12,744             0.2%
                                              ---------------      -----------
Total Other Assets                                   379,719             4.7%

Total Assets                                      $8,029,439           100.0%
                                              ===============      ===========

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------
Current Liabilities
Current Maturities of L.T.D.                         480,228             6.0%
Accounts Payable                                     304,067             3.8%
Accrued Expenses                                     199,592             2.5%
                                              ---------------      -----------

Total Current Liabilities                            983,887            12.3%

Long-Term Debt                                     4,594,332            57.2%

Other Liabilities
Accrued Lease Expense                                676,174             8.4%
Interest Rate Swap Agreement                               0             0.0%
Other                                                 92,693             1.2%
                                              ---------------      -----------
Total Other Liabilities                              768,867             9.6%

Total Liabilities                                  6,347,086            79.0%

Shareholders' Equity
Common Stock                                           7,938             0.1%
Additional Paid-In Capital                        10,781,076           134.3%
Retained Earnings                                 (9,106,661)         (113.4%)
                                              ---------------      -----------

Total Shareholders Equity                          1,682,353            21.0%

Total Liabilities & Equity                        $8,029,439           100.0%
                                              ===============      ===========

                                   EXHIBIT #9

                             ITEC Attractions, Inc.
                         Historical Cash Flow Statements
                       Years Ended December 31, 2000-2004


                                                                  2000           2001           2002          2003          2004
                                                                  ----           ----           ----          ----          ----
Cash Flows From Operations
Net Income                                                    ($414,178)     ($754,750)     ($126,409)      $117,697      $100,195

Adjustments to Reconcile Net Income
 with Operating Activities:
       Depreciation                                             472,538        506,674        538,667        534,645       545,854
       Tickets exchanged for property & equipment                     0              0        (56,087)      (101,125)            0
       Cumulative effect of change in accounting principals           0        298,134              0              0             0
       (Gain) loss on derivative financial instrument                 0        185,897        219,345       (187,434)     (276,452)
       Gain on sale of property and equipment                    (7,759)             0              0              0             0
       Defrred revenue                                                0              0              0              0             0
       Decrease (Increase) in:
            Accounts receivable                                  (1,028)        41,732         (5,401)       (35,876)       (4,736)
            Inventories                                         (77,131)      (159,280)       (44,027)       (10,862)          926
            Prepaid expenses and other                          148,384        187,864         89,148         99,343        75,358
            Accounts payable & accrued expenses                 (44,109)       102,027        (60,135)       136,520        (4,969)
                                                             ----------------------------------------------------------------------

            Net Cash From Operations                             76,717        408,298        555,101        552,908       436,176

Cash Flow From Investing Activities
       Purchase of Property & Equipment                        (440,025)      (380,469)       (98,336)      (160,723)     (173,347)
       Proceeds from Disposal of Property                             0              0              0              0             0
                                                             ----------------------------------------------------------------------

            Net Cash Used in Investing Activities              (440,025)      (380,469)       (98,336)      (160,723)     (173,347)

Cash Flows From Financing Activities
       Payments of Long-Term Debt                              (141,689)      (147,296)      (171,385)      (143,272)     (136,977)
       Proceeds from issuance of long-term debt                  45,842              0         47,930              0             0
                                                             ----------------------------------------------------------------------

            Net Cash Used in Financing Activities               (95,847)      (147,296)      (123,455)      (143,272)     (136,977)

            Net Increase (Decrease) in Cash &                  (459,155)      (119,467)       333,310        248,913       125,852
              Equivalents

Cash & Equivalents at Beginning of Year                         644,706        185,551         66,084        399,394       648,307
                                                             ----------------------------------------------------------------------

Cash & Equivalents at End of Year                              $185,551        $66,084       $399,394       $648,307      $774,159
                                                             ======================================================================

                                   EXHIBIT #10

                             ITEC Attractions, Inc.
                            Selected Financial Ratios


                                                                                                2000-2004
                                              2000       2001      2002      2003     2004       Average
                                              ----       ----      ----      ----     ----     ----------

Growth
Revenue Growth (%)                              -        6.4%     19.3%      5.1%       2.7%        12.0%
Adjusted Earnings Growth (%)                    -      (34.6%)  (134.3%)  (175.0%)    152.7%       (19.2%)

Cost Control
Direct Expenses/Sales (%)                    71.8%      72.0%     69.3%     71.8%      73.6%        71.7%
Advertising/Sales (%)                        11.2%       9.6%      8.9%      8.7%       8.5%         9.4%
G & A Expenses/Sales (%)                     11.2%       9.8%      8.8%      9.2%       9.1%         9.6%
Interest Expense/Sales (%)                    5.0%       5.5%      5.8%      5.2%       5.0%         5.3%

Turnover Ratios
Revenues/Receivables (x)                     84.5      183.8     193.1     113.4      110.0        137.0
Revenues/Net Fixed Assets (x)                 1.1        1.0       1.3       1.4        1.5          1.3
Revenues/Total Assets (x)                     0.9        0.9       1.0       1.1        1.1          1.0

Profitability
Adjusted Return on Sales (%)                 (3.7%)     (2.3%)     0.7%     (0.5%)     (1.2%)       (1.4%)
Adjusted Return on Assets (%)                (3.4%)     (2.0%)     0.7%     (0.5%)     (1.3%)       (1.3%)
Adjusted Return on Equity (%)                (8.9%)     (7.8%)     2.9%     (2.0%)     (4.9%)       (4.1%)

Risk
Total Debt/Total Assets (%)                  55.8%      68.7%     71.6%     68.3%      66.6%        66.2%
Long-Term Debt/Equity (%)                   125.8%     217.7%    230.5%    211.2%     196.5%       196.4%
Current Ratio (x)                             1.1        0.9       1.6       1.9        2.3          1.6
Quick Ratio (x)                               0.4        0.1       0.7       1.0        1.3          0.7
Interest Coverage (EBITDA) ratio              1.1        1.6       2.2       2.0        1.8          1.7


                                   EXHIBIT #11

                             ITEC Attractions, Inc.
                 Selected Statistics for ITEC Attractions, Inc.
                     And Other Restaurants & Movie Theaters

                                                                             Median of             Median of
                                                                         Other Restaurant         Other Movie
                                                         ITEC (a)            Companies            Theater Cos.
                                                         --------        ----------------         ------------
Number of Companies                                             1                  285                  19
Total Assets   (000s)                                      $8,029               $3,076 (b)          $9,197 (b)

Balance Sheet Items
Current Assets as a % of Assets                             17.3%                27.2%               25.5%
Cash as a % of Assets                                        4.9%                12.6%               17.9%
Accounts Receivable as a % of Assets                         1.5%                 4.6%                0.2%
Net Fixed Assets as a % of Assets                           78.0%                54.1%               64.2%

Current Liabilities as a % of Assets                        12.3%                36.4%               21.3%
Long-Term Liabilities as a % of Assets                      66.8%                40.4%               44.6%
Total Debt as a % of Assets                                 71.6%                45.4%               36.9%
Net Worth as a % of Assets                                  21.0%                23.2%               34.1%

Income Statement Items
Annual Sales (000s)                                        $9,380               $7,281 (b)          $7,388 (b)

Operating Expenses as a % of Sales                          97.8%                96.2%               89.4%
Operating Income as a % of Sales                             2.2%                 3.8%               10.6%
Adjusted Income Before Tax as a % of Sales                  (2.8%)                3.1%                6.7%

Turnover Ratios
Accounts Receivable Turnover (x)                             77.5                598.5                  NA
Fixed Asset Turnover (x)                                      1.5                  6.2                 2.2
Total Asset Turnover (x)                                      1.2                  3.0                 1.2

Profitability
Adjusted Before-Tax Return on Assets (%)                    (3.2%)                6.5%                6.1%
Adjusted Before-Tax Return on Equity (%)                   (15.5%)               24.3%               22.9%

Risk
Current Ratio (x)                                             1.4                  0.7                 1.0
Quick Ratio (x)                                               0.5                  0.4                 0.9
Total Debt/Equity (x)                                         3.4                  3.7                 2.8

Notes:   (a)  Trailing Twelve Months ended March 31, 2005
         (b)  Mean


Source:  Annual Statement Studies, 2004-05 edition, RMA, Philadelphia, PA.

                                   EXHIBIT #12

                             ITEC Attractions, Inc.
                        Hypothetical Liquidation Schedule
                               As of June 30, 2005


                                                                                Liquidation
                                                            Book Value             Value
                                                            ----------          -----------
ASSETS
------
Current Assets
Cash                                                          $397,410               $397,410
Accounts Receivable                                            121,033                121,033
Inventories (1)                                                537,349                322,409
Prepaid Expenses & Other (2)                                   268,256                  2,460
Prepaid Leases - Current                                        64,185                      0
                                                         --------------       ----------------

Total Current Assets                                         1,388,233                843,313

Net Fixed Assets (3)                                         6,261,487              7,060,191

Other Assets
Prepaid Leases (4)                                             366,975                      0
Deposits                                                        12,744                 12,744
                                                         ---------------       ----------------
Total Other Assets                                             379,719                 12,744

Total Assets                                                $8,029,439             $7,916,247
                                                         ==============       ================

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------
Current Liabilities
Current Maturities of L.T.D.                                   199,592                199,592
Accounts Payable                                               480,228                480,228
Accrued Expenses                                               304,067                304,067
                                                         --------------       ----------------

Total Current Liabilities                                      983,887                983,887

Long-Term Debt                                               4,594,332              4,594,332

Other Liabilities
Accrued Lease Expense (5)                                      676,174                      0
Interest Rate Swap Agreement                                         0                      0
Other                                                           92,693                 92,693
                                                         --------------       ----------------
Total Other Liabilities                                        768,867                 92,693

Estimated Expenses During 1 year Liquidation Period
  Projected Operating Losses (6)                                     0                182,668
  Anticipated Compensatory Bonus to ITEC Employees (7)               0                131,013

Total Shareholders Equity                                    1,682,353              1,931,654
                                                         --------------       ----------------

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY                     8,029,439              7,916,247
                                                         ==============       ================

Estimated Liquidation Value                                                        $1,931,654
                                                                              ================

                        Notes to Hypothetical Liquidation



1        Inventories estimated to be valued at 60% of carrying value.

2 Prepaid leases reduced by $263,335 to reflect inability to realize sale of prepaid expenses.

3 Net Fixed Assets calculated by taking RE Appraisal and adding in other fixed assets not accounted for in RE Appraisal. These assets are a Condominium - $94,880, Film - $45,000, a 03' Chevy Venture - $13,500, a
         '05 Cadillac STS - $37,000, a '01 Ford Expedition - $13,500 and a '97 Ford Expedition - $6040. The total is $196,420

4 Non-current Prepaid Leases have been eliminated as they represent payments for the land lease that are not realizable through a liquidation sale.

5 Accrued Lease Expense has been eliminated because it represents an accounting convention corresponding to future lease payments on the land lease and would not be owed in a liquidation according to ITEC management representations.

6 Represents nine-months operating losses at the same rate as the TTM period ended June 30, 2005 discounted to present value.

7 Represents 3 months of Salary as a bonus to management employees except CEO for remaining with ITEC during the 9 month wind-down discounted to present value.

                                   EXHIBIT #13
                             ITEC Attractions, Inc.
                        Hypothetical Liquidation Schedule
                               As of June 30, 2005


Property & Equipment Per Real Estate Appraisal                       $8,430,000

Discounted Sales Price (based on nine months
    of time on market per RE appraisal)                              $7,348,249

         Less:
           Discounted Real Estate Selling Costs @ 6%                  $484,479
                                                                    ----------
           Depreciated Value of Net PPE and Appraised Value

           Total Estimated Realizable Value of  Net Fixed Assets    $6,863,770

--------------------------------------------------------------------------------

  Discounted Cash Flow Analysis

  Discount Rate From RE Appraisal                   20.1%               Year 1

  1   Receipt of Proceeds                      $8,430,000           $7,348,249

  2   Real Estate Selling Costs @ 6%             $555,800             $484,479
       Plus $50,000 in atty and related
       costs


--------------------------------------------------------------------------------

                                   EXHIBIT #14
                        ITEC Attractions, Inc. (ITAT.OB)
                            Historical Closing Prices
                            April 1 to June 30, 2005

                                                           Dollar
    Date      Open   High   Low   Close     Volume         Volume
    ----      ----   ----   ---   -----     ------         ------

   30-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   29-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   28-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   27-Jun-05  0.14   0.14   0.14   0.14      100            $14.00
   24-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   23-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   22-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   21-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   20-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   17-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   16-Jun-05  0.14   0.14   0.14   0.14     1500           $210.00
   15-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   14-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   13-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
   10-Jun-05  0.14   0.14   0.14   0.14        0             $0.00
    9-Jun-05  0.14   0.14   0.14   0.14     1300           $182.00
    8-Jun-05  0.1    0.1    0.1    0.1      3000           $300.00
    7-Jun-05  0.17   0.17   0.17   0.17        0             $0.00
    6-Jun-05  0.17   0.17   0.17   0.17        0             $0.00
    3-Jun-05  0.17   0.17   0.17   0.17        0             $0.00
    2-Jun-05  0.17   0.17   0.17   0.17        0             $0.00
    1-Jun-05  0.17   0.17   0.17   0.17      100            $17.00
   31-May-05  0.17   0.2    0.17   0.17     7400         $1,258.00
   27-May-05  0.21   0.21   0.21   0.21        0             $0.00
   26-May-05  0.21   0.21   0.21   0.21        0             $0.00
   25-May-05  0.21   0.21   0.21   0.21        0             $0.00
   24-May-05  0.21   0.21   0.21   0.21        0             $0.00
   23-May-05  0.21   0.21   0.21   0.21        0             $0.00
   20-May-05  0.21   0.21   0.21   0.21        0             $0.00
   19-May-05  0.21   0.21   0.21   0.21        0             $0.00
   18-May-05  0.21   0.21   0.21   0.21        0             $0.00
   17-May-05  0.21   0.21   0.21   0.21        0             $0.00
   16-May-05  0.21   0.21   0.21   0.21        0             $0.00
   13-May-05  0.21   0.21   0.21   0.21        0             $0.00
   12-May-05  0.21   0.21   0.21   0.21        0             $0.00
   11-May-05  0.21   0.21   0.21   0.21        0             $0.00
   10-May-05  0.21   0.21   0.21   0.21        0             $0.00
    9-May-05  0.21   0.21   0.21   0.21        0             $0.00
    6-May-05  0.21   0.21   0.21   0.21        0             $0.00
    5-May-05  0.21   0.21   0.21   0.21        0             $0.00
    4-May-05  0.21   0.21   0.21   0.21        0             $0.00
    3-May-05  0.21   0.21   0.21   0.21        0             $0.00
    2-May-05  0.21   0.21   0.21   0.21        0             $0.00
   29-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   28-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   27-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   26-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   25-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   22-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   21-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   20-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   19-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   18-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   15-Apr-05  0.21   0.21   0.21   0.21      100            $21.00
   14-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   13-Apr-05  0.21   0.21   0.21   0.21        0             $0.00
   12-Apr-05  0.21   0.21   0.21   0.21     3400           $714.00
   11-Apr-05  0.2    0.2    0.2    0.2         0             $0.00
    8-Apr-05  0.2    0.2    0.2    0.2       200            $40.00
    7-Apr-05  0.2    0.2    0.2    0.2         0             $0.00
    6-Apr-05  0.2    0.2    0.2    0.2         0             $0.00
    5-Apr-05  0.2    0.2    0.2    0.2         0             $0.00
    4-Apr-05  0.2    0.2    0.2    0.2         0             $0.00
    1-Apr-05  0.2    0.2    0.2    0.2         0             $0.00
                                        ---------    --------------
                                          17,100         $2,756.00

Weighted Average Transaction Price         $0.16

Average Daily Volume                         267
Maximum Daily Volume                       7,400
Minimum Daily Volume                           0

Number of Shares Issued and
    Outstanding 6/30/05                7,958,058

Indicated Market Capitalization
   (Based on Weighted Ave.)           $1,282,597   Marketable Minority
Control Premium                              30%
Lack of Marketability Discount               10%
Indicated Market Capitalization
   (Based on Weighted Ave.)           $1,500,638   Control Limited Marketability
             Per Share Price               $0.19

Source: Yahoo Finance.  www.yahoo.com

                                 EXHIBIT #15
                       Industry Sample Group Descriptions



Motion Picture Exhibitors
-------------------------

Carmike Cinemas

Carmike Cinemas is the nation's largest motion-picture exhibitor, based on number of theaters. The company's theater circuit includes more than 450 theaters with an aggregate of approximately 2,840 screens. Substantially all of its theaters feature new film releases, while 74 are operated as discount theaters exhibiting second-run films. Centered in medium-size markets, its multiscreen theaters are located in 36 states. Carmike Cinemas entered into Chapter 11 bankruptcy proceedings in August 2000.

Regal Entertainment Group

Regal Entertainment Group, through its subsidiary, operates a theatre circuit in the United States. As of December 30, 2004, it operated a theatre circuit with 6,273 screens in 558 theatres in 40 states. It develops, acquires, and operates multiscreen theatres primarily in mid-sized metropolitan markets and suburban growth areas of larger metropolitan markets in the United States. Its business focus areas include in-theatre advertising, business meetings, and non-feature film content distribution. Regal Entertainment was organized in 2002 and is based in Centennial, Colorado.


Restaurant Operators
--------------------

ELXSI

ELXSI operates 61 Bickford's restaurants and three Abdow's restaurants. The restaurants are family-oriented and offer relatively inexpensive meals. Breakfast items and coffee account for approximately 74% of food sales. Fourteen of the Bickford's buildings are owned, while the remaining buildings are a combination of leased or owned buildings on leased land. ELXSI's Cues subsidiary manufactures and services video-inspection and repair equipment for wastewater and drainage systems.

Famous Dave's of America

Famous Dave's of America develops, owns, and operates American barbeque restaurants under the Famous Dave's name. These restaurants range in size from 2,900 to 10,500 square feet and can accommodate between 100 and 250 customers. Currently, the company operates 42 restaurants in Minnesota, Nebraska, Wisconsin, Iowa, Illinois, Virginia, and Maryland. It plans to open additional restaurants in fiscal year 2001. The restaurants' lunch entrees range in price from $6 to $8, and dinner entrees range from $10 to $12; the average guest check is $11 per person.

Fresh Choice

Fresh Choice currently operates 46 casual, upscale restaurants under the Fresh Choice, Fresh Choice Express, and Zoopa names in California, Washington State, and Texas. The restaurants offer freshly made specialty and traditional salads, hot pasta dishes, soups, bakery goods, and desserts in a self-service format.

Servings are set at a fixed price of $5.99 or $6.19 at lunch and $7.39 or $7.49 at dinner (depending on market area) plus the price of a beverage. The company's primary customers include families, business professionals, students and senior citizens.

Good Times Restaurants

Good Times Restaurants develops, owns, operates, and franchises Good Times! Drive Thru Restaurants. The Good Times! Drive Thru Burgers restaurants feature a limited menu, focusing on hamburgers and chicken sandwiches, for drive-through and walk-up customers only. Most of the company's 32 restaurants are located in Colorado, and 22 are located in metropolitan Denver. One restaurant is located in Idaho. The average price of a Good Times! hamburger is $1.60. The average restaurant contains 880 square feet.

Granite City Food & Brewery

No Company Description Available.

Nathan's Famous

Nathan's Famous operates and franchises chains of fast-food restaurants. Company-owned and franchised units operate under the Nathan's Famous, Kenny Rogers Roasters, and Miami Subs names. As of March 2000, operations included 32 company-owned restaurants and 407 franchised or licensed units, including 24 carts, kiosks, and counter units. The company-owned restaurants are concentrated in the New York metropolitan area, New Jersey, and Florida. Franchisees operate the company's restaurants in 44 states and 16 countries.

Schlotzsky's

Schlotzsky's franchises quick-service restaurants that feature made-to-order sandwiches on sourdough buns. Its Schlotzsky's Deli system includes 722 company-owned stores and franchised locations located in 38 states, the District of Columbia, and 11 foreign countries. The company plans to open additional stores in 2000. At most locations, sandwiches range in price from $2.50 to $4.75, and its eight-inch pizzas are priced between $3.50 and $4.50 each.

                                   EXHIBIT #16
                             ITEC Attractions, Inc.
                       Public Market Data - June 30, 2005


                                    (US$ Millions)
                                -----------------------
                           TTM       TTM       TTM      Net    Total   Book    Asset   Current   Debt/      Return On     Rev Growth
Company          Ticker Revenue   Net Income  EBITDA   Margin  Assets  Value  Turnover  Ratio   Equity    Assets  Equity      3 Yr
-------          ------ -------   ----------  ------   ------  ------  -----  --------  -----   ------    ------  ------      ----
Movie
  Theaters

Carmike
  Cinemas        CKEC      479.2    28.5      $90.8     5.9%   624.0   252.1     0.8      1.00    1.20     4.6%    11.3%     2.7%
Regal
  Entertainment
  Group          RGC      2504.5    72.8      511.0     2.9%  2460.1    56.8     1.0      0.50   24.00     3.0%   128.2%    64.3%

  Movie Theater  Median $1,491.9   $50.7     $300.9     4.4%  1542.1   154.5     0.9      0.8    12.6      3.8%    69.7%       NA


Restaurants

ELXSI            ELXS       97.3    (3.6)       3.3    (3.7%)   75.0    48.2     1.3      1.8     0.1     (4.8%)   (7.5%)   (1.7%)
Famous Dave's
  of America     DAVE      100.2     3.5       11.9     3.5%    66.9    39.3     1.5      2.2     0.3      5.2%     8.9%     4.2%
Fresh Choice     SALDQ      76.6   (18.0)       0.7   (23.5%)   23.8    -2.5     3.2      0.3     0.4    (75.6%)     NM      0.7%
Good Times
  Restaurants    GTIM       16.2    (1.1)       0.6    (6.8%)    9.4     5.7     1.7      1.4     0.2    (11.7%)  (19.3%)   (1.8%)
Granite City
  Food & Brewery GCFB       32.5    (1.1)       2.3    (3.4%)   31.6    13.5     1.0      0.8     1.4     (3.5%)   (8.1%)   51.3%
Nathans Famous   NATH       33.6     2.6        4.7     7.7%    30.6    20.9     1.1      2.3     0.1      8.5%    12.4%   (10.1%)
Schlotzsky's     BUNZQ      53.8   (95.9)      (6.1) (178.3%)   42.1   -24.8     1.3      0.5     0.7   (227.8%)     NM     (1.7%)


  Restaurant Median         $53.8  ($1.1)      $2.3    (3.7%)  $31.6   $13.5     1.3      1.4     0.3     (4.8%)   (7.5%)   (1.7%)




ITEC:                         9.4   (0.2)       0.8    (1.7%)    8.0     1.7     1.2      1.4     3.4     (2.0%)   (9.6%)    8.8%

Sources:  Morningstar Principia Pro, Yahoo Finance

                             ITEC Attractions, Inc.
                       Public Market Data - June 30, 2005




                                   Rev Growth     Net Inc.       Net Inc.           Price/    Price/   Price/  MVIC/
Company                               1 Yr      Growth 3 Yr   Growth 1 Yr    MVIC   Revenue  Earnings   Book   EBITDA
-------                            ----------   -----------   -----------    ----   -------  --------  ------  ------
Movie
  Theaters

Carmike
  Cinemas                              0.3%        NA         (72.0%)    677.3     0.80    13.50    1.50    7.46
Regal
  Entertainment
  Group                               (0.9%)   156.3%         (55.5%)  4,570.0     1.10    39.30   48.40    8.94

  Movie Theater  Media                (0.0%)       NA          (0.6%)   2623.6     1.0     26.4    25.0     8.2


Restaurants

ELXSI                                 (0.2%)       NA             NA      19.9     0.10       NA    0.30    6.10
Famous Dave's
  of America                           1.6%    (24.5%)            NA     118.0     1.10    33.10    2.80    9.89
Fresh Choice                           4.7%        NA             NA        NA     0.00       NA    0.00      NA
Good Times
  Restaurants                          2.0%        NA             NA       8.7     0.60       NA    1.80   13.84
Granite City
  Food & Brewery                     117.3%        NA             NA      66.5     1.80       NA    4.40   29.18
Nathans Famous                        (9.2%)     5.7%             NA      35.8     1.60    22.70    2.50    7.57
Schlotzsky's                          (7.2%)       NA             NA        NA     0.00       NA    0.00      NA

                                                                         ---------------------------------------
  Restaurant Median                    1.6%     (9.4%)            NA     Median:   0.60    27.9     1.80    9.89

                                                                         Average:  0.78    27.2    13.38    9.05
                                                                         ---------------------------------------

ITEC:                                  2.7%        NM             NM


                                   EXHIBIT #17

                             ITEC Attractions, Inc.
                Market Value Ratios of the Industry Sample Group
                               As of June 30, 2005


                                   Price/      Price/       Price/      MVIC/
                                  Revenue    Earnings        Book       EBITDA
                                  -------    --------       ------      ------
Median                               0.60       27.90         1.80       9.89

                          Adjustments to Market Ratios
                                                                    Market
                                                                    Value
                                                                   Adjustment
                                                                   ----------
Relative Lack of Marketability Discount                                 10.0%
Smaller Size of Company Discount                                        20.0%
Control Premium                                                         30.0%

Net Adjustment Factor Applied to Market Ratios *                        93.6%

Revenue Multiple adjustment for net loss v. movie theaters              20.0%
  that have average net margin of 4.4%

*Adjustment factors are multiplicative


                                   Price/      Price/       Price/      MVIC/
                                  Revenue    Earnings        Book       EBITDA
                                  -------    --------       ------      ------
Adjusted Ratios                      0.45       26.1          1.7        9.3
Adjusted Ratios - Rounded            0.45       26.1          1.7        9.3

                             ITEC Attractions, Inc.
                             Indicated Market Values
                                     ($000s)
                                                                  Indicated
                                                                    Market
                                             ITEC       Ratio        Value
                                             ----       -----     ---------
TTM March 31, 2005 Revenue                  9,380        0.45        4,221
TTM March 31, 2005 Adjusted Earnings         (162)       26.1           NM
March 31, 2005 Book Value                   1,682         1.7        2,826

TTM March 31, 2005 EBITDA                     772         9.3        7,150
   Less: Debt                                                        5,075
                                                              -------------
               Equity value of MVIC/EBITDA approach                2,075.7

                                   EXHIBIT #18
                             ITEC Attractions, Inc.
                  Comparable Company Transactions for 2001-2004


                                               Deal Size                           Target                              Target
                                             (Base Equity      Market Value of     Business                           Revenue
Date           Seller                          Price)         Invested Capital     Description:                          LTM

Restaurants
    1/7/2004 Casa Ole of Beaumont            13,750,000          13,750,000        Owns and Operates 13 full-
                                                                                     service restaurants               20,719,597

    7/1/2004 Burgertime                       1,017,950           1,014,950        Fast food restaurant                 4,820,409

   5/14/2001 VICORP Restaurants             174,000,000         199,921,000        Eating & drinking
                                                                                     establishments                   372,050,000

    8/1/2001 Pancho's Mexican Buffet          7,000,000           6,904,000        Operates mexican buffet
                                                                                     restaurants                       54,841,000

   4/10/2002 Shoney's                        19,000,000         274,793,000        Owns and operates franchise
                                                                                     restaurants                      799,845,000

   5/24/2002 Interfoods of America            3,000,000         104,217,000        Establishes and owns franchise
                                                                                     restaurants                      137,547,000

   7/25/2002 Morton's Restaurant Group       71,000,000         175,934,000        Owns and operates restaurants      237,122,000

   4/15/2004 Creative Host Services           2,900,000          38,502,000        Operates restaurants                37,668,000

    3/4/2002 Santa Barbara Restaurant Group  61,000,000          66,768,000        Owns & operates various
                                                                                     restaurants                       91,170,000

   3/10/2004 Garden Fresh Restaurant Corp    95,000,000         134,677,000        Owns and operates salad buffet
                                                                                     style restaurants                217,515,000



Movie Theaters

 12/10/1998 Clearview Cinema Group          54,000,000          95,731,000         Exhibits regional motion
                                                                                     pictures                          23,437,000

  12/23/2004 AMC Entertainment              663,000,000       1,411,092,000        Develops and operates megaplex
                                                                                     and multiplex theaters         1,782,820,000

    1/9/2002 Iwerks Entertainment             2,000,000           2,933,000        Provides large format theater
                                                                                     systems                           23,167,000




                             ITEC Attractions, Inc.
                  Comparable Company Transactions for 2001-2004



                                                         Target
                                                           Net                 Target           Price to                 Mergerstat
                                              Target     Income     Net         Book   Price to   Net   Price to MVIC to  Control
Date           Seller                         EBITDA     LTM($mm)   Margin      Value   Sales   Income    Book   EBITDA   Premium

Restaurants
    1/7/2004 Casa Ole of Beaumont                   NA   1,174,780     5.7%    7,669,799   0.66  11.70     1.79     NA       NA


    7/1/2004 Burgertime                             NA     111,570     2.3%   (2,464,690)  0.21   9.10       NM     NA       NA

   5/14/2001 VICORP Restaurants             42,020,000  14,670,000     3.9%  126,697,000   0.47  11.88     1.38   4.76    62.9%


    8/1/2001 Pancho's Mexican Buffet          559,000   (1,372,000)   (2.5%)  10,914,000   0.12     NA     0.62  12.35    84.0%


   4/10/2002 Shoney's                       43,999,000 (14,358,000)   (1.8%)(119,718,000)  0.02     NA       NA   6.25   (50.0%)


   5/24/2002 Interfoods of America          14,602,000     594,000     0.4%  (22,981,000)  0.04  10.12       NA   7.14   112.4%


   7/25/2002 Morton's Restaurant Group      16,875,000     989,000     0.4%  (11,133,000)  0.30     NM       NA  10.43   (37.7%)

   4/15/2004 Creative Host Services          4,391,000     706,000     1.9%   14,262,000   0.76   4.11     1.99   8.77    22.3%

    3/4/2002 Santa Barbara Restaurant Group    889,000   2,780,000     3.0%   19,420,000   0.67  21.87     1.23   7.51   100.6%


   3/10/2004 Garden Fresh Restaurant Corp   26,472,000   4,761,000     2.2%   81,538,000   0.44  20.00     1.17   5.09    48.9%

                                                Restaurant Mean        1.6%                0.37  12.68     1.36   7.79    42.9%
                                                Restaurant Median      2.0%                0.37  11.70     1.30   7.32    55.9%

Movie Theaters

  12/10/1998 Clearview Cinema Group         (9,368,000)(12,576,000)  (53.7%)  14,004,000   2.31     NA     0.76     NA    10.2%


  12/23/2004 AMC Entertainment             136,354,000  (6,883,000)   (0.4%) 280,604,000   0.37     NA     2.36  10.35    13.6%


    1/9/2002 Iwerks Entertainment          (15,156,000)(20,459,000)  (88.3%)   6,232,000   0.10     NA     0.36     NA   152.0%

                                                Movie Theater Mean   (47.5%)               0.92     NA     1.16     NA    58.6%
                                                Movie Theater Median (53.7%)               0.37     NA     0.76     NA    13.6%

                                                Average  Mean        (22.9%)               0.65  12.68     1.26   7.79      51%
                                                Average Median       (25.8%)               0.37  11.70     1.03   7.32      35%


                                   EXHIBIT #19
                             ITEC Attractions, Inc.
                 Market Value Ratios of Comparable Transactions
                               As of June 30, 2005


                                  Price/       Price/       Price/      MVIC/
                                  Revenue     Earnings       Book       EBITDA
                                  -------     --------      ------      ------
Median                              0.37        11.7         1.03        7.3

                          Adjustments to Market Ratios

                                                                 Market
                                                                 Value
                                                                Adjustment
                                                                ----------
Smaller Size of Company Discount                                   7.0%


Net Adjustment Factor Applied to Market Ratios *                  93.0%




*Adjustment factors are multiplicative

                                  Price/       Price/       Price/      MVIC/
                                  Revenue     Earnings       Book       EBITDA
                                  -------     --------      ------      ------

Adjusted Ratios                     0.34        10.9         0.96        6.8
Adjusted Ratios - Rounded           0.34        10.9         1.0         6.8

                             ITEC Attractions, Inc.
                             Indicated Market Values
                                     ($000s)
                                                                    Indicated
                                                                      Market
                                               ITEC       Ratio        Value
                                               ----       -----    ----------

TTM March 31, 2005 Revenue                    9,380        0.34        3,189
TTM March 31, 2005 Adjusted Net Income         (162)       10.9           NA
March 31, 2005 Book Value                     1,682         1.0        1,615
TTM March 31, 2005 EBITDA                       772         6.8        5,258
   Less: Debt                                                          5,075
                                                                      ------
               Equity value of MVIC/EBITDA approach                    183.9

                                   EXHIBIT #20

                             ITEC Attractions, Inc.
                          Computation of Discount Rate

                               HVA Build-up Method


Discount Rate:
  Market Factors
------------------

Risk-Free Rate - U. S. Treasury Bond (20 Year)                         4.28% June 30, 2005
Long-horizon Expected Risk Premium (Equity Premium)                     7.2% Ibbotson, SBBI Valuation Edition, 2005
10th Smallest Decile Size Premium                                      6.34% Ibbotson, SBBI Valuation Edition, 2005
Industry Specific Premium/(Discount)
   Eating & Drinking Places                                 (2.5%)
   Motion Picture Theaters                                  (5.9%)
    Average of Industry Premium/(Discount)                             (4.2%)Ibbotson, SBBI Valuation Edition, 2005
                                                                  -----------
                                                                       13.6% Minority Interest
Company-Specific Risks
Size of Company                                                         2.0%
History of Unprofitable Operations                                      3.0%
Limited Market Area                                                     1.5%
                                                                  -----------
Adjusted Rate for Company Specific Risks                               20.1%

Build-up Discount Rate                                                 20.1%
                                                                  ===========

                               Capitalization Rate

Cost of Equity Capital                                                 20.1%
Less: Long-Term Growth Rate                                             3.0%
                                                                  ----------
Capitalization Rate                                                    17.1%
                                                                  ==========


                                   APPENDIX A

                                  Certification


I certify that, to the best of my knowledge and belief:

         o the statements of fact contained in this report are true and correct.

         o the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

         o I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         o my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

         o my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

         o no one provided significant professional assistance to the persons signing this certification.






-----------------------------------
Frederic L. Jones, ASA

                                  Certification

I certify that, to the best of my knowledge and belief:

         o the statements of fact contained in this report are true and correct.

         o the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

         o I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         o my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

         o my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

         o no one provided significant professional assistance to the persons signing this certification.






___________________________________
Ricardo Miranda, Principal

                                   APPENDIX B

                        Statement of Limiting Conditions


The following conditions are an integral part of this valuation of ITEC Attractions, Inc. (referred to as "the Company") prepared by Houlihan Valuation Advisors ("HVA"):

         Neither HVA nor its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges and are in no way contingent upon the final valuation figure determined herein.

         This report is intended only for the specific use and purpose stated herein. It is intended for no other use and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and the date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

         HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgement, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusion arrived at independently using conceptually sound and commonly accepted methods of valuation.

         In preparing the valuation report, we used information provided by the Company. It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections, or other information, prepared or provided by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

         The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

         Publicly available information utilized herein, (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representations as to its accuracy.

         This engagement is limited to the production of the report and conclusions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of this report unless arrangements for such future services have been made.

         This  valuation  report  and  the  conclusions   contained  herein  are
         necessarily based on market and economic conditions as they existed at the date of valuation.

         The principals of HVA assigned to this engagement are Accredited Senior Appraisers in good standing with the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the business valuation standards I through VIII set forth by the American Society of Appraisers.

                                   APPENDIX C

                         Internal Revenue Ruling 59-60

                              REVENUE RULING #59-60
--------------------------------------------------------------------------------


SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds.
(Also Section 2512.)
(Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

         In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

         Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2. Background and Definitions

         .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

         .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

         .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of a representative transaction as defined by the term "fair market value."

Section 3.  Approach to Valuation

         .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. Often, an appraiser will find wide differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

         .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgement as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgement must be related to all of the other factors affecting value.

         .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

         .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

              (a)    The  nature  of  the   business  and  the  history  of  the
                     enterprise from its inception.

              (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

              (c) The book value of the stock and the financial condition of the business.

              (d)    The earning capacity of the company.

              (e)    The dividend-paying capacity.

              (f) Whether or not the enterprise has goodwill or other tangible value.

              (g)    Sales of the stock and the size of the block to be valued.

              (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.


Revenue Ruling #59-60                                                     Page 2

         .02 The following is a brief discussion of each of the foregoing factors:

              (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

              (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

              (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although

Revenue Ruling #59-60                                                     Page 3
                     in exceptional cases the reverse may be true. In computing the book value per share of stock, assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

              (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not produce a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is a marginal operation, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

              (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay

Revenue Ruling #59-60                                                     Page 4
                     dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

              (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which is supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

              (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

              (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner, a company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.


Revenue Ruling #59-60                                                     Page 5

Section 5.  Weight to be Accorded Various Factors

The valuation of closely held corporate stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

              (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

              (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual. For these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity.

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it is necessary to capitalize the average or current results at some appropriate rate. A determination of the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. Wide variations will be found even for companies in the same industry. Moreover, the ratio will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business;
(2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result. Such a process excludes active consideration of other pertinent factors, and the end result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8.  Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a

Revenue Ruling #59-60                                                     Page 6
certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue Ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as at the death of the stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)



-------------------------

(1)Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.

Revenue Ruling #59-60                                                     Page 7

                                   APPENDIX D

                        Credentials of HVA Professionals


                                  RICK MIRANDA
                           HOULIHAN VALUATION ADVISORS
                         675 East 2100 South, Suite 260
                            Salt Lake City, UT 84093
                                 (801) 322-3300
                              rmiranda@houlihan.com

EMPLOYMENT HISTORY
------------------

2001 to    HOULIHAN VALUATION ADVISORS.  Principal & Valuation Consultant.
Present      Salt Lake City
           - Perform business valuations for companies to assist company management in raising capital, establishing ESOP programs, addressing estate and tax planning considerations, litigation support and for merger and acquisition activities.
           - Conduct business development activities with other service providers in the market to gain engagements.
           - Provide consulting services regarding the creation of business plans and financial models to assist companies with growth initiatives.
           - Conduct valuations pursuant to SFAS 142 to assess potential impairment of goodwill and intangible assets.
           - Prepare fairness opinions assessing the fairness of the financial terms of a transaction to shareholders and provided evidence that reasonable business judgement was used.

1999 to    NBO, Inc.  Chief Financial Officer. Salt Lake City.
2001       -   Managed the  financial  growth of the Company  from sales of $4.3 million in FY 99 to $40 million in FY 01.
           -   Responsible for writing the Company's business plan and preparing
               financial   projections.   This  material  was  used  in  private
               Placement Memoranda and other documentation for capital raising activities. During my tenure, NBO completed $7.5 million and $2.2 million private equity offerings and prepared an additional offering for $2.0 million.
           -   Prepared an analysis of the requirements for becoming a reporting company when NBO reached 500 shareholders.
           -   Served as liaison with accredited investors,  investment bankers, auditors and lawyers.
           -   Prepared a variety of  analyses  to value NBO  relative  to other comparable companies in its industry.
           -   Supervised  Controller and staff of five on accounting operations and reporting to clients.

1998 to    INVEST LINC CAPITAL.  Director & Senior Investment Analyst. Provo.
1999       -   Responsible   for  business   origination.   Designed   pitchbook
               outlining   ILC's    capabilities.    Prospected   for   clients,
               participated in marketing meetings and calls. Negotiated terms of engagement.
           -   Executed   transactions:   Conducted  due  diligence,   performed
               valuations,  wrote business plans and roadshow  presentations for clients, summarized transactions to partners.
           -   Established  document and model infrastructure for ILC, including
               financial   projection  model,   comparable   analysis  template,
               pitchbooks, due diligence lists, etc.

1996 to    PARADIGM MEDICAL INDUSTRIES, Inc.  Director, Business Development.
1997       Salt Lake City.
           - Responsible for budget planning, execution, and variance analysis. Supervised Controller.
           - Conducted all shareholder activities including annual meeting preparation, preparation of proxy materials, answering information requests, maintaining web site, and taking investor calls.
           -   Liaison with investment  banking  community.  Received calls from banking  community  and  provided  them with  timely  updates  on company developments. Met with bankers regarding potential capital market activities.
           -   Conducted analyses and wrote business plans for a new product.
           - Wrote Management Discussion & Analysis section and others for SEC reports.
           - Implemented program to convert Preferred Shares to Common Shares serving as transfer agent for the Preferred Shares.
           -   Wrote and disseminated press releases.

1995 to    AMERICAN STOCK EXCHANGE.  Director of Investment Banking Services.
1996       New York.
           - Responsible for establishing and improving relationships with investment banking community in order to increase listings at the Exchange.
           - Developed marketing materials and conducted meetings with investment bankers actively seeking potential listings and discussing the Exchange's virtues as a marketplace.
           - Prepared a strategy to gain favor with investment banks by levering capital needs of AMEX listed companies.
           - Conducted comparative analyses on aftermarket performance of Nasdaq stocks to promote transfers to the AMEX.
           -   Attended industry conferences representing the Exchange.

1993 to    OPPENHEIMER & Co., Inc. International Investment Banking.  Associate.
1995       New York.
           - Established a $160 million private equity fund in Argentina to purchase recently privatized or restructured companies.
           - Valued an Argentine oil & gas concession to advise client on acquisition bid.
           - Prepared a $75 million equity offering for an Argentine real estate company.
           - Participated in various due diligence sessions and client meetings that required travel to Latin America.

1992 to    LEHMAN BROTHERS Inc. Emerging Markets Group. Corporate Analyst.
1993       New York.
           - Lead Managed a $125 million Eurobond for Gruma S.A. and Co-Lead Managed $100 million equity offering for GIMSA, a Gruma subsidiary.
           - Arranged a $1 billion Medium Term Note Program for the Republic of Argentina.
           - Performed valuations: comparable company, discounted cash flow and comparable transaction analyses.
           - Prepared numerous equity and debt presentations promoting Lehman Brothers' capabilities to potential clients.

1990 to    DOLE FRUIT COMPANY.  Manager of Diversified Activities/Financial
1991       Analyst.  Ecuador.
           - Managed all aspects of the Division's diversified activities. Represented the Division at meetings with the Bush Delegation for the Andean Initiative (Non-traditional exports), and Ecuadorian Ministry of Agriculture.
           - Prepared a $180 million annual cost budget and $10 million capital budget, executing quarterly budget revisions and supporting analyses for capital expenditures.
           - Submitted the Division's periodic report on Ecuador's economic and political climate to the President of Dole Fresh Fruit International.

1986 to    INTER-AMERICAN FOUNDATION. Program Assistant. Washington, D.C.
1988       -   Prepared report on networking among Foundation  grantees in Latin
               America and the Caribbean.
           -   Prepared briefing materials for reports to the Board of Directors and US Congress.
           -   Managed In-Service Contracts with outside consultants.
           -   Participated  in, and  summarized  project  reviews  for the Vice
               President for Programs.

1983 to    PEACE CORPS/PARAGUAY. Cooperative Advisor.
1985       -   Conducted needs  assessment,  feasibility  study and cost/benefit analysis for project  potential.  Wrote and coordinated a $10,000
               USAID grant for a dairy project.

EDUCATION
---------
           TUFTS UNIVERSITY, Fletcher School of Law and Diplomacy.
             MALD Degree 1990.
                Areas of Study:  International Finance, International Energy and
                  Resource Policy, and Western  Hemisphere Diplomacy.
                      Recipient, CIGNA Scholarship.  Presented to students who
                        excel in International Finance.
                      President, International Business Group.

           ST. LAWRENCE UNIVERSITY. Bachelor Degree, 1982.
             Economics-Government Double Major. Dean's List 1980. AMERICAN
                SOCIETY OF APPRAISERS. Completed and passed Business Valuation
                  201, December 2002;
                Business Valuation 202, November 2003; Business Valuation 203,
                  November 2003; Business Valuation 204,
                  February 2004. Also completed and passed USPAP and ASA ethics exams. Member in good standing.

PRESENTATIONS
-------------

           "Negotiating Rough Terrain: Driving the Value of Emerging Companies." T2M Basecamp. Salt Lake City, UT, May 2003.

           "SFAS 141 & 142: Goodwill and Intangible Assets." Utah Bar Securities Section. Sun Valley, ID August 2002.

SKILLS
------

           Computer Experience, Excel, Word, Powerpoint, Windows, Bloomberg,
             Mergerstat, and various valuation sources.
           Spanish, Fluent.  Foreign Service Institute Rating of "4".  Fletcher
             School rating of Advanced Professional.
           NASD Series 7 & 63 licenses (expired).

                                FAIRNESS OPINION

                             ITEC Attractions, Inc.
                                      As of
                               September 28, 2005

















                                   Prepared by

                           HOULIHAN VALUATION ADVISORS
                         675 East 2100 South, Suite 260
                            Salt Lake City, UT 84106
                    Tel: (801) 322-3300; FAX: (801) 322-3310

                               September 28, 2005

                               September 28, 2005



Board of Directors
ITEC Attractions, Inc.
3562 Shepherd of the Hills Expressway
Branson, MO 65616



     Re: Fairness Opinion - Redemption of shares of ITEC Attractions, Inc.
     ---------------------------------------------------------------------
                           from Minority Shareholders.
                           ---------------------------

Dear Board of Directors:

Houlihan Valuation Advisors ("HVA") understands that a reverse stock split (the "Transaction") is contemplated whereby ITEC Attractions, Inc. ("ITEC" or "the Company"), will issue one new share for a specified number of existing shares outstanding. No fractional shares will be issued and all owners of fractional interests will have their shares redeemed at a predetermined price per share. The redemption of fractional interest are considered to be minority interests in ITEC's common stock. Those shareholders who have their shares of ITEC redeemed ("the Redeemed Shareholders") will receive cash in exchange for their fractional interests.

HVA has been retained by the Board of Directors ("the Board") to render a written opinion (the "Opinion") as to the fairness of the Transaction to the Redeemed Shareholders from a financial point of view. The Opinion is as of September 28, 2005 and is valid as of that date.

The Transaction

It is contemplated that a reverse split will be executed by the Company the fourth quarter of 2005 in connection with a proposed Amendment to ITEC's Articles of Incorporation ("the Amendment"). The holders of a majority of the issued and outstanding shares of the Company's common stock are Paul M. and L. Ann Bluto ("the Principal Group") who currently control approximately 68.92 percent of ITEC's common stock. The Principal Group has already approved the Amendment by written consent dated effective October 17, 2005, which under Nevada Revised Statutes precludes the need for further approval or votes.

ITEC has approximately 460 shareholders of record holding an aggregate of 7,747,714 shares of common stock as of September 28, 2005. Pursuant to the Transaction, the Company will effectuate a 1 for 381,426 reverse stock split whereby the Company will redeem all fractional interests from the Redeemed Shareholders, estimated to be 2,407,747 whole shares, at a cost of $650,091.69 or $0.27 per share.

After the Transaction, the Company will have 14 shares issued and outstanding and the Principal Group will control 100 percent of the Company's stock.

Background

ITEC is a small thinly traded public company. The directors and officers of the Company as a group currently own and/or control 73.28 percent or 5,677,778 of the issued and outstanding shares of the Company's common stock. Of that, Paul Bluto (Chairman of the Board, and CEO) and his wife Lourette Ann Bluto (Director) own 68.92 percent of the Company's common stock.

Since the enactment of the Sarbanes-Oxley Act, the Company has incurred costs associated with reporting requirements that it deems to be greater than the benefit the Company receives by being a reporting company. Therefore, ITEC has made a decision to reduce the number of shareholders, cease to be a reporting company and de-list its stock from the over-the-counter marketplace.

ITEC Attractions, Inc.

International Tourist Entertainment Corporation was formed in the U.S. Virgin Islands on June 3, 1986. At a shareholders' meeting held October 16, 1999, the shareholders of International Tourist Entertainment Corporation, approved the merger of International Tourist Entertainment Corporation with and into ITEC Attractions, Inc., a Nevada corporation, which was incorporated eptember 3, 1999. The sole purpose of the merger was to change the domicile from the U.S. Virgin Islands to Nevada.

The Company owns and operates a major, giant screen entertainment facility in Branson, Missouri, known as the IMAX Entertainment Complex. The Branson facility was constructed by the Company and commenced operations on October 8, 1993. The IMAX Entertainment Complex consists of the Ozarks Discovery IMAX Theater, a giant screen motion picture theater, the Elite Cinema III Theaters consisting of three 35mm motion picture theaters, which were opened in August 2001, the Remember When Theater, which was renamed The Little Opry Theater, which features live performances, McFarlain's, a full service restaurant, the IMAX Food Court which operates franchises for Quizno's Subs, Breadeaux Pizza, and Baskin Robbins. The Company also operates several retail shops, various food concessions and related amenities.

The Company produced and owns an IMAX theme film entitled "Ozarks: Legacy and Legend." The theme film premiered on April 28, 1995 and is currently exhibited only at the Ozarks Discovery IMAX Theater. The Company also rents giant screen films and 35mm feature films from third parties for exhibition at its Branson facility. Revenues of the Company are generated from five general sources: (1) ticket sales for admission to the IMAX Theater and for Elite Cinema III Theater;
(2) operation of restaurant facilities and food court facilities; (3) operation of retail shops; (4) ticket sales for admission to the Little Opry Theater; and
(5) lease of retail space.

At June 30, 2005, the Company had approximately 160 employees and all of them work at the IMAX Entertainment Complex in Branson, Missouri.

HVA Review and Analysis

In delivering this opinion, HVA has reviewed, among others, the following:

         o ITEC, Attractions, Inc. Directors Consent Resolution - dated June 23, 2005;

         o    ITEC,   Attractions,   Inc.   Draft   Schedule   14C   Preliminary
              Information;

--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 2 of 10

         o    ITEC,   Attractions,   Inc.  Draft   Schedule  13E-3   Transaction
              Statement;

         o ITEC Attractions, Inc. Audited financial statements for the fiscal years ended December 31, 2004 and 2003;

         o ITEC Attractions, Inc. Audited financial statements for the fiscal years ended December 31, 2003 and 2002;

         o ITEC Attractions, Inc. Audited financial statements for the fiscal years ended December 31, 2002 and 2001;

         o ITEC Attractions, Inc. Audited financial statements for the fiscal years ended December 31, 2001 and 2000;

         o ITEC Attractions, Inc. internally generated income statements (unaudited) for the seven-month periods ended July 31, 2004 and 2005;

         o    ITEC  Attractions,   Inc.   internally   generated  balance  sheet
              (unaudited) as of July 31, 2005;

         o ITEC Attractions, Inc. Form 10-KSB for the year ended December 31, 2004, filed March 30, 2005

         o ITEC Attractions, Inc. Form 10-QSB for the quarter ended June 30, 2005, filed August 15, 2005.

         o    ITEC Attractions, Inc. Form 8-K, filed June 29, 2005.

         o A real estate appraisal performed by Cooper Appraisal, LLC of Branson, with a valuation date of April 27, 2005 and a report date of April 28, 2005;

         o Research on the Motion Picture Theaters including: Standard & Poors, Movies & Home Entertainment: Industry Survey, March 24, 2005; IBISWorld - Valuation Resources.com; Dunn & Bradstreet, Zapdata - Industry Reports - Valuation Resources.com;

         o Financial projections submitted by ITEC corresponding to new operations of the Montana Mike's steakhouse.

         o Research on the Restaurant Industry Including: Standard & Poors, Industry Survey - Restaurants, April 21, 2005;

         o    Value Line  Selection  & Opinion,  February  25,  2005 and May 27,
              2005;

         o    Standard & Poors,  "The  Outlook"  Vol.  76, No. 47,  December 15,
              2004;

         o    Annual Statement Studies 2004-2005. RMA;

         o    SBBI Valuation Edition 2005. IbbotsonAssociates;

         o    Pratt  Stats(TM),   Mergerstat/Shannon   Pratt's  Control  Premium
              Study(TM), and Mergerstat's databases; and

         o Information available on ITEC's web site pertaining to company background information and services (www.bransonimax.com).

In addition to a review of the above-described documents, the following analytical procedures, among others, were conducted in arriving at our Opinion:

--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 3 of 10

         o HVA traveled to Branson, MO in June of 2004 and met with representatives of ITEC and conducted discussions regarding matters pertinent to our analysis. Subsequent to the site visit, numerous phone conversations were held between HVA and ITEC. During the site visit and telephone conversations, inquiries were made of certain officers of ITEC who have senior responsibility for operating matters regarding: (i) the operations, financial condition, future prospects and projected operations and performance of ITEC; (ii) whether management is aware of any events or conditions which might cause any of the assumptions set forth in this Opinion to be incorrect; and (iii) whether management is aware of any material change in ITEC' assets, financial condition or business outlook since December 31, 2004, the date of the ITEC's most recent audit or July 31, 2005, the date of the Company's most recent internally generated financial statements;

         o Prepared a valuation of ITEC as of June 30, 2005, dated September 6, 2005.

         o A conversation was held with Cooper Appraisal to discuss their real estate appraisal and critical assumptions made in its preparation;

         o Generally recognized financial analysis and valuation procedures were undertaken to ascertain fair market value ranges of ITEC;

         o Reviewed and analyzed publicly available transaction data for the movie picture theater and restaurant industries;

         o Public market data for comparable companies was reviewed and analyzed relative to market valuation ratios and multiples;

         o A review and analysis of private market data for comparable companies relative to market valuation ratios and multiples was conducted.

         o Reviewed the movie picture theater and restaurant industries and the outlook for the two segments;

         o Reviewed the general economic outlook of the US economy, Branson economy and capital markets; and

         o Performed such other analyses and reviewed and analyzed such other information as HVA deemed appropriate.

HVA Valuation as of June 30, 2005

Prior to preparing this Opinion, HVA conducted a valuation of ITEC as of June 30, 2005 and as of March 31, 2004. In the June 30, 2005 report, it was decided that ITEC should be valued on a hypothetical liquidation basis rather than as a going concern for the purposes of the reverse merger.

When the various valuation approaches associated with a going concern were analyzed and compared to the estimate of value derived from a hypothetical liquidation, the value estimate derived from a hypothetical liquidation was greater and relied upon in its entirety as the estimate of value appropriate to the engagement.

This same methodology was followed in analyzing the proposed transaction and the conclusion reached was similar; that the estimate of value on a hypothetical liquidation basis was greater than the estimate of value derived by methodology pertaining to a going concern.


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Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 4 of 10

Subsequent Events to the June 30, 2005 Valuation

Montana Mike's Steakhouse. The Company signed a lease on July 12, 2005 for the property formerly known as the Country Kitchen located on Highway 76, which is a well-traveled road approximately two miles away from the IMAX complex. On July 20, 2005, ITEC signed a franchise agreement with Sirloin Steak LLC to operate a Montana Mike's restaurant location that is a steakhouse (family dining) with a wide variety of reasonably priced menu offerings. It has a capacity of 235 people and is expected to open sometime in mid-October, 2005.

ITEC has provided projections for the approximately two and a half months of 2005 which provide a negative cash flow of ($20,709). The projections for 2006 estimate net income of $49,226 on sales of $1,700,000. To realize these projections, the Company estimates that it will need to invest $250,000. Because of the limited projections available, lack of operating history and the initial outlay of $250,000, we believe that the effect on ITEC's value is unknown and deemed to be insignificant. Valuation is difficult under such circumstances as Montana Mike's future could range from not opening at all to opening with continual losses to opening and enjoying success. At this time, we do not believe that the value of ITEC will be significantly affected by this endeavor.

Public Market for ITEC Stock. When the Company's 8-K was filed on June 23, 2005, it was disclosed that ITEC was planning on conducting a reverse split whereby a forced redemption of fractional interests would occur at $0.27 per share. This had the effect of reversing a declining trend in share price and resulted in closing prices rising from $0.14 per share on June 30, 2005 to $0.21 per share from July 1, to July 28, 2005, and then to $0.24 per share from July 29, to September 28, 2005.

It is our belief that the appropriate indicator of fair value is the market history prior to the effect of the reverse split announcement. Therefore, HVA used the transaction history from the June 30, 2005 report. The increase subsequent to the June 30, 2005 report is a direct result of the 8-K announcement and a self-fulfilling dynamic.

Redemption of Shares. On or about September 27, 2005, a block of shares owned by minority shareholders was redeemed at the same price of $0.27 per share as is contemplated by proposed Amendment authorizing the reverse split. HVA views this as a timing issue first and foremost and has a negligible effect on the valuation; the number of shares outstanding is reduced by 210,341, which is then offset by a reduction in cash of $56,792 to be paid to shareholders from a hypothetical liquidation.

Other Considerations

In conducting our analysis and rendering the Opinion as expressed herein, we have taken into account general economic, monetary, political, market and other conditions as well as our experience in connection with similar transactions and securities valuation generally. The Opinion is based upon all such conditions as they exist currently and can be evaluated on the date hereof. Existing conditions are subject to rapid and unpredictable changes and such changes could impact the Opinion.


--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 5 of 10

In rendering this opinion, HVA did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning ITEC furnished to it by ITEC. HVA has assumed that all such information is accurate and complete. HVA has further relied on assurances of management of ITEC that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading.

With respect to financial forecasts or expressions of future financial performance provided to HVA by ITEC management, HVA has assumed, for the purposes of this opinion, that the forecasts and future expectations have been reasonably prepared on bases reflecting the best available estimates and judgments of management at the time of preparation as to the future financial performance of ITEC. We have relied upon the assurances of the management of the Company that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. We are unaware of and have not received any information that would lead us to believe that it was unreasonable to utilize the aforementioned projections as part of our analysis related to the Opinion. However, we assume no responsibility for the projections or the assumptions relating to them.

HVA has assumed that there has been no material change in ITEC's assets, financial condition, results of operations, business or prospects since either
(i) December 31, 2004, the date of ITEC's most recent audited financials or (ii) July 31, 2005, the date of the most recent internally generated financial statements. HVA's conclusions and opinion are necessarily based upon these financial statements as well as economic, market and other conditions and the information made available to HVA as of the date of this Opinion. Should any of this data change or not be accurately presented, this could have a material effect on HVA's Opinion and conclusion. HVA expresses no opinion on matters of legal, regulatory, tax or accounting nature related to the Transaction.

We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the capital stock or assets of ITEC. Furthermore, we have not negotiated the Transaction or advised you with respect to alternatives to it.

Summary of HVA's Analysis

HVA performed a number of analyses to determine a range of value for ITEC. Among others, the analyses included:

         Review of Company Operating Results

         The financial performance of ITEC has been mixed over the past five years. Sales during the 2000-2004 period increased at a compound annual growth rate of 8.2 percent, from $6.9 million in 2000 to $9.5 million in 2004. The increase in sales in 2004 compared to 2003 was 2.7 percent. ITEC was profitable on an adjusted net income basis in just one of the past five years, with adjusted net loss decreasing from ($256,790) in 2000 to ($167,846) in 2001, then increased to net income of $57,620 in 2002, before dropping to a net loss of ($43,237) in 2003 and ($109,279) in 2004.


--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 6 of 10

         ITEC's total asset turnover ratio, which measures the efficiency with which the assets of the firm are utilized, remained somewhat constant over the past five years, increasing from 0.9 times in 2000 and 2001 to
         1.0 times in 2002 and 1.1 times in 2003 and 2004, averaging 1.0 times for the period examined. The Company's receivables turnover ratio fluctuated a great deal during the period, increasing from a low of
         84.5 times in 2000 to a high of 193.1 times in 2002,  then decreased to
         113.4 times in 2003 and 110.0 times in 2004, averaging 137.0 times for the five years. The Company's sales to net fixed asset ratio decreased from 1.1 times in 2000 to 1.0 times in 2001 before increasing to 1.3 times in 2002, 1.4 times in 2003 and 1.5 times in 2004, averaging 1.36 times over the period. These ratios reflect relatively efficient operations by ITEC.

         The Company's adjusted loss on assets decreased from (3.4) percent in 2000 to (2.3) percent in 2001 before rising to a return of 0.7 percent in 2002, then returned to a loss of (0.5) percent in 2003 and (1.3) percent in 2004, resulting in a period average loss on assets of (1.3) percent. Adjusted loss on equity also decreased from (8.9) percent in 2000 to (7.8) percent in 2001 before rising to a return on equity of
         2.9 percent in 2002, then returned to a loss on equity of (2.0) in 2003 and (4.9) percent in 2004, averaging a loss on equity of (4.1) percent for the five-year period.

         Guideline Company Analysis

         This market value approach attempts to determine the value of ITEC by comparing it with other comparable firms or guideline companies traded in active, public markets. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share; and a comparative market value of invested capital (MVIC) to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio. This reflects the market value of equity plus the market value of interest bearing debt per dollar of earnings before interest, taxes, depreciation and amortization. Appropriate ratios for ITEC can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry.

         Comparable Transaction Analysis

         Transactions involving the sale of private and public companies are useful determinants of value however, they indicate what the market values a company for on a control basis. Therefore, when using market multiples derived from comparable company transactions, a minority discount is applied. Otherwise the methodology is very similar to that of the public guideline company method.

         Income Approach - Single Period Capitalization Analysis

         HVA performed a single period capitalization of future earnings for the Company. This was done be increasing the trailing twelve month net cash flow by a perpetual growth rate of three percent. Next, this net cash flow estimate was capitalized by dividing it by the discount rate less the long-term growth rate according to Gordon Growth Model.


--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 7 of 10

         Analysis of Recent Transactions of ITEC Stock

         Transaction value is the value at which shares of the Company were recently sold. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's-length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

         ITEC's stock trades over-the-counter under the symbol of ITAT.OB and transactions for all of 2005 have been very small indicating the lack of an efficient market with an active following for the Company's stock. Furthermore, upon the announcement of the reverse split at a price of $0.27 per share, trades subsequent to June 30, 2005 were based on the expectation of $0.27 per share, not on the intrinsic or perceived present value of future earnings. Therefore, we have used the trading history from April 1, 2005 to June 30, 2005 which is right before the announcement was made These trades were analyzed and given weighting in deriving the going concern value.

         Hypothetical Liquidation Value

         HVA analyzed the Company's balance sheet and conducted a hypothetical liquidation value whereby ITEC's assets and liabilities were adjusted to fair market values from book values. Then costs of liquidation, operating losses for the liquidation period, and additional related expenses were estimated. The liabilities and liquidation costs were subtracted from the assets and the result is the equity value. This value was then compared to the estimate of value for the Company on a going concern basis, which resulted in the liquidation value being the higher value and as such was the sole estimate of value used to arrive at the fair value of ITEC as of the valuation date.

Relevant Market and Economic Factors

In rendering its opinion, HVA considered, among other factors, the condition of the U.S. stock markets, particularly as they relate to the movie theater and restaurant industries, and the current level of economic activity.

While the foregoing summary describes the analyses and factors that HVA deemed material for presentation to the Board of Directors, it is not a comprehensive description of all analyses and factors considered by HVA. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. HVA believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process

--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005 Page 8 of 10 underlying the HVA Opinion. In performing its analyses, HVA considered general economic, market and financial conditions and other matters, many of which are beyond the control of ITEC. The analyses performed by HVA are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

Limiting Conditions

The Opinion is subject to the following limiting conditions:

         1. Neither HVA nor its principals have any present or intended interest in ITEC. HVA's fees for the Opinion are based on professional time and a charge for the Opinion, and are in no way contingent upon the final conclusions derived.

         2. The Opinion is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. HVA acknowledges that the valuation and fairness opinion will be used by the Company in its filings with the SEC, related to the Transaction. HVA acknowledges that the valuation and fairness opinion may be made available to shareholders in conjunction with the Transaction. The Opinion and information contained herein are valid only for the stated purpose and date of the study, and should in no way be construed to be investment advice.

         3. It is beyond the scope of the Opinion to render any opinion relative to the solvency or insolvency of ITEC either prior to or following the Transaction. HVA has not been requested to render such an opinion, and nothing in the Opinion should be construed as such.

         4. This engagement is limited to the production of the Opinion and the conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the Opinion unless prior arrangements for such services have been made.

It is our understanding that the Board of Directors either have had or will have the opportunity to make their own independent investigation of the Transaction, and their decision to participate in the Transaction should be based primarily on such investigation. Delivery of the Opinion to the Board of Directors is subject to the conditions, limitations and assumptions set forth in the Opinion.

This Opinion is for the benefit of the Board of Director. Any summary of, or reference to, the Opinion, any verbal presentation with respect thereto, or other references to HVA in connection with the Transaction, will in each instance be subject to HVA's prior review and written approval. HVA acknowledges and approves of the purposes and uses set forth in Paragraph 2 of the preceding Limiting Conditions section. Neither HVA's verbal conclusions nor the Opinion will be used for any purpose other than in connection with the Transaction.


--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005   Page 9 of 10

Conclusions

Based upon the foregoing and in reliance thereon, it is our opinion that the Transaction described above is fair to the Redeemed Shareholders of ITEC from a financial point of view as of the date hereof.

HVA reserves the right, in the event that events or facts subsequent to the date of the Opinion become known which have a material impact on the value of ITEC, to supplement or withdraw the Opinion.



HOULIHAN VALUATION ADVISORS


-----------------------------                         ------------------------
Ricardo Miranda, PRINCIPAL                            DATE



--------------------------------------------------------------------------------
Fairness Opinion -ITEC Attractions, Inc. as of September 28, 2005  Page 10 of 10

                                   APPENDIX A

                                  Certification


I certify that, to the best of my knowledge and belief:

         o the statements of fact contained in this report are true and correct.

         o the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

         o I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         o my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

         o my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

         o no one provided significant professional assistance to the persons signing this certification.






-----------------------------------
Frederic L. Jones, ASA

                                  Certification

I certify that, to the best of my knowledge and belief:

         o the statements of fact contained in this report are true and correct.

         o the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

         o I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         o my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

         o my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

         o no one provided significant professional assistance to the persons signing this certification.






___________________________________
Ricardo Miranda, Principal

                                   APPENDIX B

                        Statement of Limiting Conditions


The following conditions are an integral part of this valuation of ITEC Attractions, Inc. (referred to as "the Company") prepared by Houlihan Valuation Advisors ("HVA"):

         Neither HVA nor its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges and are in no way contingent upon the final valuation figure determined herein.

         This report is intended only for the specific use and purpose stated herein. It is intended for no other use and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and the date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

         HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgement, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusion arrived at independently using conceptually sound and commonly accepted methods of valuation.

         In preparing the valuation report, we used information provided by the Company. It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections, or other information, prepared or provided by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

         The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

         Publicly available information utilized herein, (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representations as to its accuracy.

         This engagement is limited to the production of the report and conclusions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of this report unless arrangements for such future services have been made.

         This  valuation  report  and  the  conclusions   contained  herein  are
         necessarily based on market and economic conditions as they existed at the date of valuation.

         The principals of HVA assigned to this engagement are Accredited Senior Appraisers in good standing with the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the business valuation standards I through VIII set forth by the American Society of Appraisers.

                                   APPENDIX C

                         Internal Revenue Ruling 59-60

                              REVENUE RULING #59-60
--------------------------------------------------------------------------------


SECTION 2031. DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds.
(Also Section 2512.)
(Also Part II, Sections 811 (k), 1005
Regulations 105, Section 81.10.)

         In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

         Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2. Background and Definitions

         .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

         .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

         .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of a representative transaction as defined by the term "fair market value."

Section 3.  Approach to Valuation

         .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. Often, an appraiser will find wide differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

         .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgement as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgement must be related to all of the other factors affecting value.

         .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

         .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

              (a)    The  nature  of  the   business  and  the  history  of  the
                     enterprise from its inception.

              (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

              (c) The book value of the stock and the financial condition of the business.

              (d)    The earning capacity of the company.

              (e)    The dividend-paying capacity.

              (f) Whether or not the enterprise has goodwill or other tangible value.

              (g)    Sales of the stock and the size of the block to be valued.

              (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.


Revenue Ruling #59-60                                                     Page 2

         .02 The following is a brief discussion of each of the foregoing factors:

              (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

              (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

              (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although

Revenue Ruling #59-60                                                     Page 3
                     in exceptional cases the reverse may be true. In computing the book value per share of stock, assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

              (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not produce a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is a marginal operation, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

              (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay

Revenue Ruling #59-60                                                     Page 4
                     dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

              (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which is supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

              (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

              (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner, a company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.


Revenue Ruling #59-60                                                     Page 5

Section 5.  Weight to be Accorded Various Factors

The valuation of closely held corporate stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

              (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

              (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual. For these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity.

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it is necessary to capitalize the average or current results at some appropriate rate. A determination of the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. Wide variations will be found even for companies in the same industry. Moreover, the ratio will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business;
(2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result. Such a process excludes active consideration of other pertinent factors, and the end result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8.  Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a

Revenue Ruling #59-60                                                     Page 6
certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue Ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as at the death of the stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)



-------------------------

(1)Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.

Revenue Ruling #59-60                                                     Page 7

                                   APPENDIX D

                        Credentials of HVA Professionals


                                  RICK MIRANDA
                           HOULIHAN VALUATION ADVISORS
                         675 East 2100 South, Suite 260
                            Salt Lake City, UT 84093
                                 (801) 322-3300
                              rmiranda@houlihan.com

EMPLOYMENT HISTORY
------------------

2001 to    HOULIHAN VALUATION ADVISORS.  Principal & Valuation Consultant.
Present      Salt Lake City
           - Perform business valuations for companies to assist company management in raising capital, establishing ESOP programs, addressing estate and tax planning considerations, litigation support and for merger and acquisition activities.
           - Conduct business development activities with other service providers in the market to gain engagements.
           - Provide consulting services regarding the creation of business plans and financial models to assist companies with growth initiatives.
           - Conduct valuations pursuant to SFAS 142 to assess potential impairment of goodwill and intangible assets.
           - Prepare fairness opinions assessing the fairness of the financial terms of a transaction to shareholders and provided evidence that reasonable business judgement was used.

1999 to    NBO, Inc.  Chief Financial Officer. Salt Lake City.
2001       -   Managed the  financial  growth of the Company  from sales of $4.3 million in FY 99 to $40 million in FY 01.
           -   Responsible for writing the Company's business plan and preparing
               financial   projections.   This  material  was  used  in  private
               Placement Memoranda and other documentation for capital raising activities. During my tenure, NBO completed $7.5 million and $2.2 million private equity offerings and prepared an additional offering for $2.0 million.
           -   Prepared an analysis of the requirements for becoming a reporting company when NBO reached 500 shareholders.
           -   Served as liaison with accredited investors,  investment bankers, auditors and lawyers.
           -   Prepared a variety of  analyses  to value NBO  relative  to other comparable companies in its industry.
           -   Supervised  Controller and staff of five on accounting operations and reporting to clients.

1998 to    INVEST LINC CAPITAL.  Director & Senior Investment Analyst. Provo.
1999       -   Responsible   for  business   origination.   Designed   pitchbook
               outlining   ILC's    capabilities.    Prospected   for   clients,
               participated in marketing meetings and calls. Negotiated terms of engagement.
           -   Executed   transactions:   Conducted  due  diligence,   performed
               valuations,  wrote business plans and roadshow  presentations for clients, summarized transactions to partners.
           -   Established  document and model infrastructure for ILC, including
               financial   projection  model,   comparable   analysis  template,
               pitchbooks, due diligence lists, etc.

1996 to    PARADIGM MEDICAL INDUSTRIES, Inc.  Director, Business Development.
1997       Salt Lake City.
           - Responsible for budget planning, execution, and variance analysis. Supervised Controller.
           - Conducted all shareholder activities including annual meeting preparation, preparation of proxy materials, answering information requests, maintaining web site, and taking investor calls.
           -   Liaison with investment  banking  community.  Received calls from banking  community  and  provided  them with  timely  updates  on company developments. Met with bankers regarding potential capital market activities.
           -   Conducted analyses and wrote business plans for a new product.
           - Wrote Management Discussion & Analysis section and others for SEC reports.
           - Implemented program to convert Preferred Shares to Common Shares serving as transfer agent for the Preferred Shares.
           -   Wrote and disseminated press releases.

1995 to    AMERICAN STOCK EXCHANGE.  Director of Investment Banking Services.
1996       New York.
           - Responsible for establishing and improving relationships with investment banking community in order to increase listings at the Exchange.
           - Developed marketing materials and conducted meetings with investment bankers actively seeking potential listings and discussing the Exchange's virtues as a marketplace.
           - Prepared a strategy to gain favor with investment banks by levering capital needs of AMEX listed companies.
           - Conducted comparative analyses on aftermarket performance of Nasdaq stocks to promote transfers to the AMEX.
           -   Attended industry conferences representing the Exchange.

1993 to    OPPENHEIMER & Co., Inc. International Investment Banking.  Associate.
1995       New York.
           - Established a $160 million private equity fund in Argentina to purchase recently privatized or restructured companies.
           - Valued an Argentine oil & gas concession to advise client on acquisition bid.
           - Prepared a $75 million equity offering for an Argentine real estate company.
           - Participated in various due diligence sessions and client meetings that required travel to Latin America.

1992 to    LEHMAN BROTHERS Inc. Emerging Markets Group. Corporate Analyst.
1993       New York.
           - Lead Managed a $125 million Eurobond for Gruma S.A. and Co-Lead Managed $100 million equity offering for GIMSA, a Gruma subsidiary.
           - Arranged a $1 billion Medium Term Note Program for the Republic of Argentina.
           - Performed valuations: comparable company, discounted cash flow and comparable transaction analyses.
           - Prepared numerous equity and debt presentations promoting Lehman Brothers' capabilities to potential clients.

1990 to    DOLE FRUIT COMPANY.  Manager of Diversified Activities/Financial
1991       Analyst.  Ecuador.
           - Managed all aspects of the Division's diversified activities. Represented the Division at meetings with the Bush Delegation for the Andean Initiative (Non-traditional exports), and Ecuadorian Ministry of Agriculture.
           - Prepared a $180 million annual cost budget and $10 million capital budget, executing quarterly budget revisions and supporting analyses for capital expenditures.
           - Submitted the Division's periodic report on Ecuador's economic and political climate to the President of Dole Fresh Fruit International.

1986 to    INTER-AMERICAN FOUNDATION. Program Assistant. Washington, D.C.
1988       -   Prepared report on networking among Foundation  grantees in Latin
               America and the Caribbean.
           -   Prepared briefing materials for reports to the Board of Directors and US Congress.
           -   Managed In-Service Contracts with outside consultants.
           -   Participated  in, and  summarized  project  reviews  for the Vice
               President for Programs.

1983 to    PEACE CORPS/PARAGUAY. Cooperative Advisor.
1985       -   Conducted needs  assessment,  feasibility  study and cost/benefit analysis for project  potential.  Wrote and coordinated a $10,000
               USAID grant for a dairy project.

EDUCATION
---------
           TUFTS UNIVERSITY, Fletcher School of Law and Diplomacy.
             MALD Degree 1990.
                Areas of Study:  International Finance, International Energy and
                  Resource Policy, and Western  Hemisphere Diplomacy.
                      Recipient, CIGNA Scholarship.  Presented to students who
                        excel in International Finance.
                      President, International Business Group.

           ST. LAWRENCE UNIVERSITY. Bachelor Degree, 1982.
             Economics-Government Double Major. Dean's List 1980. AMERICAN
                SOCIETY OF APPRAISERS. Completed and passed Business Valuation
                  201, December 2002;
                Business Valuation 202, November 2003; Business Valuation 203,
                  November 2003; Business Valuation 204,
                  February 2004. Also completed and passed USPAP and ASA ethics exams. Member in good standing.

PRESENTATIONS
-------------

           "Negotiating Rough Terrain: Driving the Value of Emerging Companies." T2M Basecamp. Salt Lake City, UT, May 2003.

           "SFAS 141 & 142: Goodwill and Intangible Assets." Utah Bar Securities Section. Sun Valley, ID August 2002.

SKILLS
------

           Computer Experience, Excel, Word, Powerpoint, Windows, Bloomberg,
             Mergerstat, and various valuation sources.
           Spanish, Fluent.  Foreign Service Institute Rating of "4".  Fletcher
             School rating of Advanced Professional.
           NASD Series 7 & 63 licenses (expired).